As filed with the Securities and Exchange Commission on July 2, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

COMPELLENT TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	37-1434895
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7625 Smetana Lane
Eden Prairie, Minnesota 55344
(952) 294-3300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Philip E. Soran
Chairman, President and Chief Executive Officer
7625 Smetana Lane
Eden Prairie, Minnesota 55344
(952) 294-3300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark P. Tanoury, Esq.	Kenneth R. McVay, Esq.
John T. McKenna, Esq.	Daniel E. O’Connor, Esq.
Nicole C. Brookshire, Esq.	John F. Dietz, Esq.
Cooley Godward Kronish LLP	Gunderson Dettmer Stough Villeneuve
Five Palo Alto Square	Franklin & Hachigian, LLP
3000 El Camino Real	220 West 42nd Street, 20th Floor
Palo Alto, California 94306	New York, New York 10036
(650) 843-5000	(212) 730-8133

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee
Common Stock, $0.001 par value per share	$60,000,000	$1,842

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares which may be purchased by the underwriters to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued July 2, 2007

           Shares

COMMON STOCK

Compellent Technologies, Inc. is offering           shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $      and $      per share.

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “CPLT.”

Investing in the common stock involves risk. See “Risk Factors” beginning on page 8.

PRICE $           A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Compellent Technologies

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional           shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on          , 2007.

MORGAN STANLEY

NEEDHAM & COMPANY, LLC	PIPER JAFFRAY

RBC CAPITAL MARKETS	THOMAS WEISEL PARTNERS LLC

                 , 2007

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until          , 2007 (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

As used in this prospectus, references to “Compellent,” “our,” “us” and “we” refer to Compellent Technologies, Inc. and our subsidiary unless the context requires otherwise.

Compellent and the Compellent logo are trademarks of Compellent Technologies, Inc. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

COMPELLENT TECHNOLOGIES, INC.

Overview

We are a leading provider of enterprise-class network storage solutions that are highly scalable, feature rich and designed to be easy to use and cost effective. Our Storage Center is a Storage Area Network, or SAN, that enables users to intelligently store, recover and manage large amounts of data by combining our sophisticated software with standards-based hardware into a single integrated solution. Storage Center has been purchased by more than 550 enterprises worldwide, across a wide variety of industries including education, financial services, government, healthcare, insurance, legal, media, retail, technology and transportation. We believe that Storage Center is the most comprehensive enterprise-class network storage solution available today, providing increased functionality and lower total cost of ownership when compared to traditional storage systems.

We believe our business model is highly differentiated and provides us with several competitive advantages. We sell our products through an all-channel assisted sales model enabling us to quickly scale and cost effectively increase sales. We also employ a virtual manufacturing strategy, which significantly reduces inventory and eliminates the need for in-house or outsourced manufacturing. We believe these combined strategies create a highly efficient and scalable business model that enables us to reduce operating costs and improve capital efficiency.

Our management team has decades of storage industry experience and has founded and run other successful storage companies. We have achieved broad industry recognition for our innovative storage solution. In 2006, InfoWorld selected Storage Center as “Best SAN” and Computer Reseller News selected Compellent as “#1 Storage Standout.” Gartner, a third-party industry analyst, recently reported Compellent to be the fastest growing disk storage company in the world in 2006. We have achieved strong growth to date, with revenues increasing from $9.9 million in 2005 to $23.3 million in 2006. We grew revenues from $3.3 million in the first quarter of 2006 to $8.9 million in the first quarter of 2007.

Our Industry

Our industry is characterized by a number of evolving trends, two of which are particularly relevant to our business.

Growing Need for Data Storage and Management

Enterprises are storing a growing amount of data, which requires greater storage capacity and results in increased system acquisition and management costs. According to Gartner, between 2005 and 2010, storage demand, as measured by terabyte capacity, is expected to increase by 69% annually. This data growth is taxing enterprises in critical areas such as staffing, training, data and disaster recovery, capacity management, information lifecycle management, power and cooling, and regulatory compliance.

According to IDC, the total market for SAN storage system hardware in 2006 was $10.7 billion, the total market for all storage software in 2006 was $9.8 billion and these markets are expected to grow at a 10.1% and 11.2% compounded annual growth rate, respectively, through 2011. We believe that small to medium size enterprises, or SMEs, are the fastest growing segment of the storage industry. A Gartner U.S. SME survey in 2006 showed that 32% of the respondents’ total information technology budgets were allocated to storage. We believe that the major storage providers have yet to address effectively the needs of the SME market and that our differentiated product and business model will allow us to better address this market.

Storage hardware expense is a small percentage of the total cost incurred to manage storage. These additional costs are generally driven by the limitations of traditional storage systems, which we believe are unable to efficiently deal with the challenges of data proliferation and management.

Increasingly Complex Challenges for Storage Users

Network storage architectures, such as SAN, have opened up the possibility for multiple operating environments to share capacity, performance and management in a more cost effective manner. However, many traditional network storage systems rely on proprietary hardware designs that not only increase expense, but also create an environment that is not easily adaptable to growth or other technologies. Traditional networked storage systems have also historically been difficult to learn, manage and integrate. Consequently, storage users continue to face significant challenges in meeting their increasing data requirements, including system complexity, inefficient management of inactive data, the need for comprehensive data and disaster recovery capabilities, inefficient storage utilization, less effective server virtualization and the risk of technology obsolescence.

The Compellent Solution

Innovative Architecture

The foundation of our solution is our Dynamic Block Architecture. A block is the lowest level of data granularity within any storage system. Dynamic Block Architecture allows us to record and track specific information about each block of data and provides intelligence on how that block is being used.

Building on our Dynamic Block Architecture, Compellent’s Storage Center software applications intelligently improve data movement and access at the block-level, increasing utilization, automating tiered storage, simplifying replication and speeding data and disaster recovery. We deliver Storage Center in a modular fashion so that end users can optimize the solution to meet their changing requirements.

Storage Center’s standards-based hardware platform enables flexibility and scalability with a no single point of failure architecture to minimize downtime. Storage Center’s architecture is designed to enable rapid deployment and expansion of storage without disruption of service. Furthermore, Compellent’s standards-based approach enables enterprises to be technology neutral, adopting new hardware technologies to adapt to evolving business requirements.

Significant Benefits to Storage Users

We believe Storage Center is a highly sophisticated and easy-to-use system that addresses the challenges faced by today’s storage users in one integrated solution.

Simplified Storage Management.  We designed Storage Center to simplify and reduce the complexity associated with traditional storage systems. Our intuitive interface and integrated architecture enables even less sophisticated users to accomplish advanced storage tasks in minutes, by automating manual, time-consuming storage management tasks. This enables enterprises to more efficiently deploy their information technology resources.

Automated, Cost-Effective Management of Inactive Data.  Our solution allows for automatic movement of blocks of data between tiers of high cost, high performance storage and tiers of lower cost storage, based on access frequency and other parameters. Traditional storage solutions do not gather information about blocks of data that would enable them to implement automated tiered storage with this level of functionality. With over 80% of customers’ data classified as inactive, we believe our automated tiered storage can result in significant cost savings for our end users.

Rapid Data Recovery.  Using Storage Center, storage administrators can typically recover and allocate any size volume to a server in seconds, without the constraints of traditional recovery methodologies and with more precision. Using a simple point-and-click interface, administrators can quickly recover data in the event of disruption.

Affordable and Reliable Disaster Recovery.  We designed our thin replication technology to consume less disk space and require less bandwidth and management oversight than traditional storage solutions. Enterprises using Storage Center can easily set-up a remote replication solution, typically in just a few minutes. The simplicity and robustness of our disaster recovery solution makes it attractive for both enterprises with limited technical capabilities and large, sophisticated enterprises. One of the most important differentiators of our solution is our ability to test disaster recovery systems seamlessly and without disruption of service. We believe Compellent offers the only commercially available SAN solution that provides this level of capability.

Efficient Storage Utilization.  Storage Center’s thin-provisioning technology only consumes physical disk capacity when data is written by an application or user, as opposed to allocating physical capacity to applications and end users upfront. We believe this capability significantly reduces end users’ total cost of ownership by enabling them to defer or avoid additional spending on storage until the capacity is truly required. Storage Center also enables power and cooling savings, improved performance, data availability and storage utilization, while automating many of the tasks associated with capacity planning.

Enabling the Virtualized Data Center.  Compellent’s advanced storage virtualization technology using Dynamic Block Architecture enables end users to create an efficient shared storage pool. Storage Center dynamically distributes workloads across the entire pool, automatically improving utilization of storage resources for all applications. The result is a significant improvement in storage utilization, performance, flexibility and cost for end users. When combined with the growing adoption of server virtualization by enterprises of all sizes, we believe our storage virtualization leads to a more cost effective, flexible and high performing virtual data center.

Reducing Technology Risk.  Compellent’s hardware architecture is designed to mitigate end user technology risk. Storage Center enables end users to simultaneously utilize any combination of our various standards-based hardware options and/or connectivity platforms and easily adopt new technologies as they become available. As our end users’ storage needs expand, Storage Center’s modular design enables end users to seamlessly add the appropriate technology without discarding current hardware and software investments.

Our Strategy

Our goal is to be the leading provider of feature-rich, easy to use and cost effective storage solutions for enterprises of all sizes. Key elements of our strategy include:

•	Extend Our Technology Leadership and Product Depth and Breadth. We intend to further enhance our current Storage Center solution by increasing our feature set and service offerings to further address end user needs.

•	Increase Market Share in the SME and Large Enterprise Markets. We initially targeted the fast-growing SME market and we intend to work with our channel partners to grow our business in both the SME and large enterprise markets.

•	Increase Number of Channel Partners, Industry Verticals and Geographic Markets. We intend to continue to broaden our relationships with our channel partners and develop sales channels in additional geographies and industry verticals through both new and existing channel partners.

•	Broaden and Develop Strategic Relationships. We plan to expand our existing relationships and develop new relationships with leading technology and distribution partners to expand our addressable market and increase sales of our systems.

•	Realize Upgrade Revenue From Customer Base. We intend to grow our upgrade revenue by marketing additional functionality, capacity upgrades and replication systems to our end users.

•	Capitalize On Scalable Business Model. We believe our strategy of using virtual manufacturing, standards-based hardware and an all-channel sales model will enable us to scale rapidly, without incurring significant capital expenditures while gaining significant operating leverage.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. We have a limited operating history, which impedes our ability to forecast quarterly and annual revenues accurately. We have not been profitable in any quarter since inception and we had an accumulated deficit of $43.7 million as of March 31, 2007. We may never achieve profitability. Most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Our future operating results depend on the future growth in the storage market and our ability to establish and maintain successful relationships with channel partners and end users for Storage Center.

Corporate Information

We were incorporated in Minnesota in March 2002 and reincorporated in Delaware in June 2002. The address of our principal executive office is 7625 Smetana Lane, Eden Prairie, Minnesota 55344, and our telephone number is (952) 294-3300. Our website address is www.compellent.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus. As used in this prospectus, references to “Compellent,” “our,” “us” and “we” refer to Compellent Technologies, Inc. and our subsidiary unless the context requires otherwise.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million. We intend to use the net proceeds of this offering for sales and marketing activities, research and development activities and working capital and other general corporate purposes, which may also include acquisitions of or investments in complementary businesses, technologies, or other assets. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	“CPLT”

The number of shares of common stock to be outstanding after this offering is based on 58,706,802 shares of common stock outstanding as of March 31, 2007, and excludes:

•	2,990,523 shares of common stock subject to outstanding stock options as of March 31, 2007 and having a weighted average exercise price of $0.27 per share;

•	1,839,832 shares of common stock reserved for future issuance under our 2002 Stock Option Plan; provided, however, that immediately upon the signing of the underwriting agreement for this offering, our 2002 Stock Option Plan will terminate so that no further awards may be granted under our 2002 Stock Option Plan; and

•	an aggregate of up to shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans, each of which will become effective immediately upon the signing of the underwriting agreement for this offering.

Unless we specifically state otherwise, the share information in this prospectus is as of March 31, 2007 and reflects or assumes:

•	the conversion of all our outstanding shares of preferred stock into 47,347,949 shares of common stock upon the closing of this offering;

•	the filing of our amended and restated certificate of incorporation, immediately prior to the closing of this offering; and

•	the underwriters’ over-allotment option to purchase up to an additional shares of our common stock is not exercised.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following summary of our statements of operations data for the years ended December 31, 2004, 2005 and 2006 from our audited financial statements appearing elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2006 and 2007 and balance sheet data as of March 31, 2007 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. Our historic results are not necessarily indicative of the results that may be expected in the future. The summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share amounts)

Statements of Operations Data:
Revenue
Product	$3,638	$8,670	$19,996	$2,620	$7,426
Product support and services	251	1,241	3,337	630	1,435

Total revenue	3,889	9,911	23,333	3,250	8,861

Cost of revenue
Cost of product	2,446	4,915	9,897	1,322	3,821
Cost of product support and services	541	1,047	2,774	506	1,082

Total cost of revenue	2,987	5,962	12,671	1,828	4,903

Gross profit	902	3,949	10,662	1,422	3,958
Operating expenses
Sales and marketing	3,992	5,504	10,562	1,759	4,058
Research and development	4,495	5,241	5,675	1,386	1,552
General and administrative	3,939	2,468	1,565	296	701

Total operating expenses	12,426	13,213	17,802	3,441	6,311

Loss from operations	(11,524)	(9,264)	(7,140)	(2,019)	(2,353)
Other income, net	120	138	316	79	223

Net loss	(11,404)	(9,126)	(6,824)	(1,940)	(2,130)
Accretion of redeemable convertible preferred stock(1)	18	32	6,330	9	—

Net loss attributable to common stockholders	$(11,422)	$(9,158)	$(13,154)	$(1,949)	$(2,130)

Net loss per common share, basic and diluted(2)	$(1.21)	$(0.94)	$(1.31)	$(0.20)	$(0.21)

Shares used in computing net loss per common share, basic and diluted(2)	9,448	9,743	10,007	9,916	10,281

Pro forma net loss per common share, basic and diluted (unaudited)(2)			$(0.23)		$(0.04)

Shares used in computing pro forma net loss per common share, basic and diluted (unaudited)(2)			57,355		57,629

	As of March 31, 2007
			Pro Forma
	Actual	Pro Forma(3)	As Adjusted(4)
	(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$13,685	$13,685	$
Working capital	14,998	14,998
Total assets	24,408	24,408
Total liabilities	8,624	8,624
Total stockholders’ equity	15,784	15,784

(1)	See Note 5 to the notes to our financial statements for a discussion of the accretion of redeemable convertible preferred stock.
(2)	See Notes 1 and 7 to the notes to our financial statements for an explanation of the method used to calculate basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.
(3)	The pro forma balance sheet data gives effect to the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering.
(4)	The pro forma as adjusted balance sheet data gives effect to the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering, and to the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the range reflected on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as all of the other information contained in this prospectus, before investing in our common stock. If any of the following possible events actually occur, our business, operating results and financial condition could be harmed. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment in our common stock. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Our Business

We have a limited operating history and a history of losses, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.

We were established in March 2002 and sold our first product in February 2004. We have not been profitable in any quarterly period since we were formed. We incurred net losses of $11.4 million, $9.1 million and $6.8 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $1.9 million and $2.1 million for the three months ended March 31, 2006 and 2007, respectively. As of March 31, 2007, our accumulated deficit was $43.7 million. We expect to make significant expenditures related to the development of our products and expansion of our business, including research and development, sales and marketing and general and administrative expenses. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expenditures. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenues to achieve and maintain profitability, which we may never do. In addition, the percentage growth rates we achieved in prior periods may not be sustainable and we may not be able to increase our revenues sufficiently in absolute dollars to ever reach profitability.

Our quarterly operating results may fluctuate significantly, which makes our future results difficult to predict.

Our quarterly operating results fluctuate due to a variety of factors, many of which are outside of our control. Our future revenues are difficult to predict. A significant portion of our sales typically occurs during the last month of a quarter. As a result, we typically cannot predict our revenues in any particular quarter with any certainty until late in that quarter. In addition, we operate with very little order backlog because our storage products typically are shipped shortly after orders are received. As a result, revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Revenues for any future period are not predictable with any significant degree of certainty. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Moreover, spending on storage solutions has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns of business enterprises. We believe our recent rapid growth has masked the cyclicality and seasonality of our business. The third quarter is generally the slowest sales quarter in the storage industry. Our expense levels are relatively fixed in the short term and are based, in part, on our expectations as to future revenues. If revenue levels are below our expectations, our operating results are likely to be adversely affected. Our operating results may be disproportionately affected by a reduction in revenues because a proportionately smaller amount of our expenses varies with our revenues. As a result, our quarterly operating results are difficult to predict, even in the near term. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock would likely decline substantially.

In addition to other risk factors listed in this “Risk Factors” section, factors that may affect our operating results include:

•	hardware and software configuration and mix;

•	fluctuations in demand, including due to seasonality, for our products and services;

•	changes in pricing by us in response to competitive pricing actions;

•	reductions in end users’ budgets for information technology purchases and delays in their purchasing cycles;

•	the sale of Storage Center in the timeframes we anticipate, including the number and size of orders in each quarter;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet end user requirements;

•	the timing of product releases or upgrades by us or by our competitors;

•	any significant changes in the competitive dynamics of our market, including new entrants or substantial discounting of products;

•	our ability to control costs, including our operating expenses and the costs of the components we purchase;

•	the extent to which our end users renew their service and maintenance agreements with us;

•	volatility in our stock price, which may lead to higher stock compensation expenses; and

•	general economic conditions in our domestic and international markets.

The markets in which we compete are highly competitive and dominated by large corporations and we may not be able to compete effectively.

The storage market is intensely competitive and is characterized by rapidly changing technology. This competition could make it more difficult for us to sell our products, and result in increased pricing pressure, reduced gross margin, increased sales and marketing expense and failure to increase, or the loss of, market share or expected market share, any of which would likely harm our business, operating results and financial condition.

Our ability to compete depends on a number of factors, including:

•	our products’ functionality, scalability, performance, ease of use, reliability, availability and cost effectiveness relative to that of our competitors’ products;

•	our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our success in identifying new markets, applications and technologies;

•	our ability to attract and retain value-added resellers, which we refer to as channel partners;

•	our name recognition and reputation;

•	our ability to recruit software engineers and sales and marketing personnel; and

•	our ability to protect our intellectual property.

Potential end users may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. In the event a potential end user decides to evaluate a new storage system, the end user may be more inclined to select one of our competitors whose product offerings are broader than just storage systems. In addition, potential end users may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features. Most of our new end users have installed storage systems, which gives an incumbent competitor an advantage in retaining an end user because it already understands the network infrastructure, user demands and information technology needs of the end user, and also because it is costly and time-consuming for end users to change storage systems.

A number of very large corporations have historically dominated the storage market. We consider our primary competitors to be companies that provide Storage Area Network, or SAN products, including a number of established public companies, such as Dell, Inc., EMC Corporation, Hewlett-Packard Company, Hitachi Data Systems Corporation, IBM and Network Appliance, Inc., and a number of private companies, such as 3PAR, Inc., EqualLogic, Inc., Xiotech Corporation and others. Some of our competitors, including EMC and Network Appliance, have made acquisitions of businesses that allow them to offer more directly competitive and comprehensive solutions than they had previously offered. Most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. We expect to encounter new competitors as we enter new markets as well as increased competition, both domestically and internationally, from other established and emerging storage companies, original equipment manufacturers, and from systems and network management companies. In addition, there may be new technologies that are introduced that reduce demand for, or make our, storage solution architecture obsolete. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties and rapidly acquire significant market share.

Increased competition could also result in price reductions, reduced gross margins, and loss of market share, any of which could harm our operating results.

Aggressive business tactics by our competitors may harm our business.

Increased competition in the markets in which we compete may result in aggressive business tactics by our competitors, including:

•	selling at a discount;

•	offering bundled software at no charge;

•	announcing competing products combined with extensive marketing efforts;

•	offering to repurchase our system from existing end users;

•	providing financing, marketing and advertising assistance to customers; and

•	asserting intellectual property rights irrespective of the validity of the claims.

If we fail to compete successfully against our current and future competitors, or if our current or future competitors employ aggressive business tactics, including those described above, demand for Storage Center could decline, we could experience delays or cancellations of end users orders, or we could be required to reduce our prices or increase our expenses.

We are dependent on a single product, and the lack of continued market acceptance of Storage Center would harm our business.

Storage Center accounts for all of our revenue and will continue to do so for the foreseeable future. As a result, our business could be harmed by:

•	any decline in demand for Storage Center;

•	the failure of Storage Center to achieve continued market acceptance;

•	the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, Storage Center;

•	technological innovations or new communications standards that Storage Center does not address; and

•	our inability to release enhanced versions of Storage Center on a timely basis.

We are particularly vulnerable to fluctuations in demand for storage area network products in general and Storage Center in particular. If the storage markets grow more slowly than anticipated or if demand for Storage Center does not grow as quickly as anticipated, whether as a result of competition, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environment, budgetary constraints of our end users or other factors, our financial results would suffer and our stock price would decline.

Our products must meet exacting specifications, and defects and failures may occur, which may cause channel partners or end users to return or stop buying our products.

Our channel partners and end users generally establish demanding specifications for quality, performance and reliability that our products must meet. However, our products are highly complex and may contain undetected defects and failures when they are first introduced or as new versions are released. We have in the past and may in the future discover software errors in new versions of Storage Center or new products or product enhancements after their release or introduction, which could result in lost revenue during the period required to correct such errors. Despite testing by us and by current and potential end users, errors may not be found in new releases or products until after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could harm our business. Storage Center may also be subject to intentional attacks by viruses that seek to take advantage of these bugs, errors or other weaknesses. If defects or failures occur in Storage Center, a number of negative effects in our business could result, including:

•	lost revenue;

•	increased costs, including warranty expense and costs associated with end user support;

•	delays or cancellations or rescheduling of orders or shipments;

•	product returns or discounts;

•	diversion of management resources;

•	damage to our reputation and brand equity;

•	payment of damages for performance failures;

•	reduced orders from existing channel partners and end users; and

•	declining interest from potential channel partners or end users.

In addition, delays in our ability to fill product orders as a result of quality control issues may negatively impact our relationship with our channel partners and end users. If any of the foregoing occurs, our business could be harmed.

Our end users utilize Storage Center to manage their data. As a result, we could face claims resulting from any loss or corruption of our end users’ data due to a product defect. Our contracts with end users contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and could result in public perception that our products are not effective, even if the occurrence is unrelated to the use of our products or services. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be harmed.

We may not sustain our percentage growth rate, and we may not be able to manage any future growth effectively.

We have experienced significant growth in a short period of time. Our revenues increased from $3.9 million in 2004 to $23.3 million in 2006. We do not expect to achieve similar percentage growth rates in future periods. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth in dollars, our financial results could suffer and our stock price could decline.

Our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

•	increase our channel partners and end users in the small to medium size enterprises, or SME market;

•	address new markets, such as large enterprise end users and end users outside the United States;

•	control expenses;

•	recruit, hire, train and manage additional qualified engineers;

•	add additional sales and marketing personnel;

•	expand our international operations; and

•	implement and improve our administrative, financial and operational systems, procedures and controls.

We intend to increase our investment in research and development, sales and marketing, and general and administrative and other functions to grow our business. We are likely to recognize the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could harm our business.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products or enhancements to existing products and we may fail to satisfy end user requirements, maintain product quality, execute on our business plan or respond to competitive pressures, which could result in our financial results suffering and a decline in our stock price.

Our gross margin may vary and such variation may make it more difficult to forecast our earnings.

Our gross margin has been and may continue to be affected by a variety of other factors, including:

•	demand for Storage Center and related services;

•	discount levels and price competition;

•	average order system size and end user mix;

•	hardware and software component mix;

•	the cost of components;

•	level of fixed costs of customer service personnel;

•	the mix of services as a percentage of revenue;

•	new product introductions and enhancements; and

•	geographic sales mix.

Changes in gross margin may result from various factors such as continued investments in our Copilot Services, increases in our fixed costs, changes in the mix between technical support services and professional services, as well as the timing and amount of maintenance agreement initiations and renewals.

We receive a substantial portion of our revenue from a limited number of channel partners, and the loss of, or a significant reduction in, orders from one or more of our major channel partners would harm our business.

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of channel partners. We market and sell Storage Center through an all-channel assisted sales model and we derive substantially all of our revenue from these channel partners. We receive a substantial portion of our revenue from a limited number of channel partners. For 2004, 2005 and 2006, our top ten channel partners accounted for 81%, 70% and 53% of our revenue, respectively, and for the three months ended March 31, 2006 and 2007, our top ten channel partners accounted for 63% and 58% of our revenue, respectively. No channel partner accounted for more than 10% of our revenue in 2004, 2005 or 2006. We anticipate that we will continue to be dependent upon a limited number of channel partners for a significant portion of our revenue for the foreseeable future and, in some cases, a portion of our revenue attributable to individual channel partners may increase in the future. The loss of one or more key channel partners or a reduction in sales through any major channel partner would harm our business.

We may not be able to maintain existing channel partners or grow our business to include more channel partners and large enterprise end users.

In order for us to maintain our current revenue sources and grow our revenue, we must effectively manage and grow relationships with qualified channel partners that have relationships with SMEs. In order to execute on our strategy to expand our sales to large enterprises and to end users internationally, we must develop relationships with channel partners that sell into these markets. Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our channels, we must continue to scale and improve our processes and procedures that support our channel partners, including investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. If we fail to maintain existing channel partners or develop relationships with new channel partners, our business would be harmed.

If our channel partners give higher priority to our competitors’ storage products our operating results would be harmed.

We have no long-term contracts with any of our channel partners, and our reseller agreements with our channel partners do not prohibit them from offering competitive products or services. Many of our channel partners also sell competitors’ products. Our competitors may be effective in providing incentives to our existing and potential channel partners to favor their products or to prevent or reduce sales of Storage Center. Our channel partners may choose not to offer our products exclusively or at all. Moreover, the channel partners that we do business with also compete with one another. If one of our channel partners views our arrangement with another partner as competing with its products, it may decide to stop doing business with us. Our failure to establish and maintain successful relationships with channel partners would harm our business.

The loss of any key suppliers or the failure to accurately forecast demand for our products or successfully manage our relationships with our key suppliers could negatively impact our ability to sell our products.

We maintain relatively low inventory, generally only for repairs and evaluation and demonstration units, and acquire components only as needed, and neither we nor our key suppliers enter into long-term supply contracts for these components. As a result, our ability to respond to channel partner or end user orders efficiently may be constrained by the then-current availability, terms and pricing of these components. Our industry has experienced component shortages and delivery delays in the past, and we may experience shortages or delays of critical components in the future as a result of strong demand in the industry or other factors. If we or our suppliers inaccurately forecast demand for our products, our suppliers may have inadequate inventory, which could adversely impact our operating results or damage our channel partner or end user relationships.

We currently rely on a limited number of suppliers for components such as system controllers, enclosures, disk drives and switches utilized in the assembly of Storage Center and do not have long-term supply contracts. In particular, we rely on Bell Microproducts, Inc., a value-added distributor, to provide us with customized system controllers, which Bell Microproducts generally obtains from Supermicro Computer, Inc., a server and component manufacturer. We also rely on Xyratex Corporation, a provider of data storage subsystems, to provide us with their custom enclosures and disk drives. Xyratex purchases most of the disk drives that it supplies to us from Seagate Technology, Inc., a disk drive manufacturer. Our reliance on these key suppliers reduces our control over the manufacturing process, exposing us to risks, including reduced control over product quality, production costs, timely delivery and capacity. It also exposes us to the potential inability to obtain an adequate supply of required components, because we do not have long-term supply commitments. Component quality is particularly significant with respect to our suppliers of disk drives. To meet our product performance requirements, we must obtain disk drives of extremely high quality and capacity. In addition, there are periodic supply-and-demand issues for disk drives that could result in component shortages, selective supply allocations and increased prices of such components. We may not be able to obtain our full requirements of components, including disk drives, that we need for our storage products or the prices of such components may increase. If we fail to effectively manage our relationships with our key suppliers, or if our key suppliers increase prices of components, experience delays, disruptions, capacity constraints, or quality control problems in their manufacturing operations, our ability to ship products to our channel partners or end users could be impaired and our competitive position and reputation could be harmed. Qualifying a new key supplier is expensive and time-consuming. If we are required to change key suppliers or assume internal manufacturing operations, we may lose revenue and damage our channel partner or end user relationships.

If our third-party repair service fails to timely and correctly resolve hardware failures experienced by our end users, our reputation will suffer and our business will be harmed.

We rely upon Anacomp Inc., or Anacomp, a third-party hardware maintenance provider, which specializes in providing vendor-neutral support of storage equipment, network devices and peripherals, to provide repair services to our end users. We currently have limited capabilities in-house to resolve hardware failures or other issues experienced by our end users. If Anacomp fails to timely and correctly resolve hardware failures or issues experienced by our end users, our reputation will suffer and our business will be harmed. We do not have a long-term contract with Anacomp and Anacomp is not contractually obligated to continue to provide us services. If Anacomp were to end their relationship with us, we would have to engage a new third-party provider of hardware support, and the transition could result in delays in effecting repairs and harm our reputation and business.

If we are unsuccessful in developing and selling new products, services and product enhancements, our business will be harmed.

We operate in a dynamic environment characterized by rapid technological change, changing end user needs, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable. Our competitiveness and future success depend on our ability to anticipate, develop, market and support new products and product enhancements on a timely and cost effective basis that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our end users. We may fail to develop and market products and services that respond to technological changes or evolving industry standards, experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services, or fail to develop products and services that adequately meet the requirements of the marketplace or achieve market acceptance. Our failure to develop and market such products and services on a timely basis would harm our business, operating results and financial condition.

As part of our product development efforts, we release new versions of our software and related applications on a regular basis. Due to the complexity of enterprise storage products and the difficulty in gauging the development effort required to produce new versions and new products, these new versions and new products are subject to significant technical risks. New versions and new products may not be introduced on a timely basis or at all. If potential new products are delayed or do not achieve market acceptance, our business may be harmed.

We may also find that we need to incorporate certain proprietary third-party technologies, including software programs, into our products in the future. However, licenses to relevant third-party technology may not be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products and any such delays may harm our business.

If our channel partners fail to timely and correctly install and configure our storage systems, or face disruptions in their business, our reputation will suffer and our business could be harmed.

In addition, to our small team of installation personnel we rely upon some of our channel partners to install Storage Center at our end user locations. Although we train and certify our channel partners on the installation and configuration of Storage Center, end users have in the past encountered installation and configuration difficulties. In addition, if one or more of our channel partners suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its operations, or we have to change or add additional channel partners, installation and configurement of Storage Center to our end users could be delayed and our business could be harmed. As a significant portion of our sales occur in the last month of a quarter, our end users may also experience installation delays following a purchase if we or our channel partners have too many installations in a short period of time. We currently maintain a small team of installation personnel. As our business grows we will need to recruit, train and retain additional installation personnel and may not be able to do so, which would harm our business. If we or our channel partners fail to timely and correctly install and configure Storage Center, end users may not purchase additional products and services from us, our reputation could suffer and our business could be harmed. In addition, we will incur additional expenses to correctly install and configure Storage Center to meet the expectations of our end users.

The U.S. government has contributed to our revenue growth and has become an important end user for us.

The U.S. government is an important end user for us; however, government demand is unpredictable and there is no guarantee of future revenue from sales to the U.S. government. U.S. government agencies are subject to budgetary processes and expenditure constraints that could lead to delays or decreased capital expenditures in spending on storage infrastructure and on Storage Center, in particular, which could harm our business.

As we enter new markets we may encounter longer sales, payment and implementation cycles, which could have an adverse effect on the size, timing and predictability of our revenue.

Potential or existing end users, particularly larger business enterprise end users, generally commit significant resources to an evaluation of available storage systems and could require us or our channel partners to expend substantial time, effort and money educating them as to the value of our storage products. Sales of Storage Center to end users sometimes require an extensive education and marketing effort. If we are able to penetrate additional large enterprise end users, our sales cycle may lengthen. In addition, as our end user base grows, we may be subject to longer payment cycles, particularly in international markets. Our sales cycle and our collection of revenues for Storage Center is subject to significant risks and delays over which we have little or no control, including:

•	our end users’ budgetary constraints;

•	the timing of our end users’ budget cycles and approval processes;

•	our channel partners’ and end users’ credit risks;

•	our end users’ willingness to replace their current storage solutions;

•	our or our channel partners’ need to educate end users about the uses and benefits of our products and services; and

•	the timing of the expiration of our end users’ current license agreements or outsourcing agreements for similar services.

If we fail to attract or retain engineering or sales and marketing personnel or if we lose the services of our founders or key management, our ability to grow our business would be harmed.

We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled managerial, research and development, sales and marketing personnel. Our management, research and development, sales and marketing personnel represent a significant asset and serve as the source of our business strategy, technological and product innovations, and sales and marketing initiatives. As a result, our success is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our research and development department and our sales and marketing department. Competition for qualified personnel is intense, and we may not be successful in attracting and retaining such personnel on a timely basis or on competitive terms. Any failure to adequately expand our management, research and development, sales and marketing personnel will impede our growth. In addition, many qualified personnel are located outside of the Minneapolis geographic area where our headquarters are located, and some qualified personnel that we may recruit may not be interested in relocating. If we are unable to attract and retain the necessary personnel on a cost-effective basis, our business would be harmed.

In particular, we are highly dependent on the contributions of our three founders, Philip E. Soran, our Chairman, President and Chief Executive Officer, John P. Guider, our Chief Operating Officer, and Lawrence E. Aszmann, our Chief Technology Officer. The loss of any of our founders could harm our business. If any of our founders were to leave us unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity during the search for and while any such successor is integrated into our business and operations. The loss of any of our founders or the inability to attract, retain or motivate qualified personnel, including research and development and sales and marketing personnel, could delay the development and introduction of, and harm our ability to, sell our products.

We expect to face numerous challenges as we attempt to grow our operations, and our channel partner and end user base internationally.

Historically, we have conducted little business internationally. We have only one international office and revenue from international sales has been less than 10% of total revenues for each of 2004, 2005 and 2006, and for the three months ended March 31, 2007. Although we expect that part of our future revenue growth will be from channel partners and end users located outside of the United States, we may not be able to increase international market demand for Storage Center. In March 2005, we entered into a marketing agreement with AMEX, Inc., an export firm, pursuant to which we granted AMEX exclusive distribution rights to resell Storage Center to resellers and end users internationally, except Canada. AMEX agreed to use its best efforts to further the promotion, marketing and sale of Storage Center. The marketing agreement is renewable on an annual basis each March. If AMEX is not successful in helping us expand our international distribution channel, our business could be harmed. We expect to face numerous challenges as we attempt grow our operations, channel partner relationships and end user base internationally, in particular attracting and retaining distribution channel partners with international capabilities or channel partners located in such international markets.

Our future operating results could be adversely affected by a variety of factors associated with international operations some of which are beyond our control, including:

•	difficulties of managing and staffing international offices, and the increased travel, infrastructure and legal compliance costs associated with international locations;

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	difficulty in contract enforcement;

•	regulatory, political or economic conditions in a specific country or region;

•	compliance with local laws and regulations and unanticipated changes in local laws and regulations, including tax laws and regulations;

•	export and import controls;

•	trade protection measures and other regulatory requirements;

•	effects of changes in currency exchange rates;

•	potentially adverse tax consequences;

•	service provider and government spending patterns;

•	reduced protection of our intellectual property and other assets in some countries;

•	greater difficulty documenting and testing our internal controls;

•	differing employment practices and labor issues; and

•	man-made problems such as computer viruses and acts of terrorism and international conflicts.

In addition, we expect that we may encounter increased complexity and costs of managing international operations, including longer and more difficult collection of receivables, difficulties in staffing international operations, local business and cultural factors that differ from our normal standards and practices, differing employment practices and labor issues, and work stoppages, any of which could harm our business.

If we fail to protect our intellectual property rights adequately, our ability to compete effectively or to defend ourselves from litigation could be impaired and our business could be harmed.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other methods, to protect our proprietary technologies and know-how. We have patents pending in the United States and in foreign countries. Even if the pending patent applications are granted, the rights granted to us may not be meaningful or provide us with any commercial advantage. Even if the pending patent applications are granted, these patents could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. Foreign patent protection is generally not as comprehensive as U.S. patent protection and may not protect our intellectual property in some countries where our products are sold or may be sold in the future. Many U.S.-based companies have encountered substantial intellectual property infringement in foreign countries, including countries where we sell or intend to sell products. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

Monitoring unauthorized use of our intellectual property is difficult and costly. Although we are not aware of any unauthorized use of our intellectual property in the past, it is possible that unauthorized use of our intellectual property may have occurred or may occur without our knowledge. The steps we have taken may not prevent unauthorized use of our intellectual property. Our failure to effectively protect our intellectual property could reduce the value of our technology in licensing arrangements or in cross-licensing negotiations, and could harm our business. We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The storage industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. Litigation can be expensive, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We have received and expect that in the future we may receive, particularly as a public company, communications from various industry participants alleging our infringement of their patents, trade secrets or other intellectual property rights and/or offering licenses to such intellectual property. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contains the allegedly infringing intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	incur significant legal expenses;

•	pay substantial damages to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property; or

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

We expect that companies in the storage market will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps.

Any significant impairment of our intellectual property rights from any litigation we face could harm our business and our ability to compete.

Our channel partners and end users could also become the target of litigation relating to the patent and other intellectual property rights of others. This could trigger technical support and indemnification obligations in our licenses or maintenance agreements. These obligations could result in substantial expenses, including the payment by us of costs and damages relating to claims of intellectual property infringement. In addition to the time and expense required for us to provide support or indemnification to our channel partners or end users, any such litigation could disrupt the businesses of our channel partners or end users, which in turn could hurt our relationships with our channel partners or end users and cause the sale of our products to decrease. Claims for indemnification may be made and such claims may harm our business.

If we fail not comply with the terms of our open source software license agreement, we could be required to release portions of our software codes, which would harm our business.

Storage Center utilizes a software application called eCos, an “open source,” royalty-free, real-time operating system intended for embedded applications. eCos is licensed to us under a modified version of version 2.0 of the GNU General Public License. Open source software is often made available to the public by its authors and/or other third parties under licenses, such as the GNU General Public License, which impose certain obligations on licensees in the event such licensees re-distribute and/or make derivative works of the open source software. The terms of our license to the eCos application require us to make source code for the derivative works freely available to the public, and/or license such derivative works under a particular type of license, rather than the forms of commercial license customarily used to protect our intellectual property. In addition, there is little or no legal precedent for interpreting the terms of certain of these open source licenses, including the determination of which works are subject to the terms of such licenses. While we believe we have complied with our obligations under the various applicable licenses for open source software to avoid subjecting our proprietary products to conditions we do not intend, in the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public, stop distribution of that work and/or recall our products that include that work. In this event, we could be required to seek licenses from third parties in order to continue offering our products, to make generally available, in source code form, proprietary code that links to certain open source modules, to re-engineer our products, or to recall and/or discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, any of which could harm our business.

If our products do not interoperate with our end users’ networks, servers or software applications, installations would be delayed or cancelled.

Our products must interoperate with our end users’ existing infrastructure, specifically their networks, servers and software applications. This infrastructure often utilizes multiple protocol standards, products from multiple vendors, including our channel partners, and a wide range of storage features. If we find, as we have in the past, defects in the existing software or hardware used in our end users’ infrastructure or an incompatibility or deficiency in Storage Center, we may have to modify Storage Center so that our product will interoperate with our end users’ infrastructure. This could cause longer sales and implementation cycles for Storage Center and could cause order cancellations, either of which would harm our business.

We cannot predict our future capital needs and we may be unable to obtain additional financing to fund our operations, which could harm our business.

We may need to raise additional funds in the future. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully develop or enhance our storage products in order to take advantage of business opportunities or respond to competitive pressures, which could harm our storage product offerings and business.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders, reduce our financial resources and result in increased expenses.

In the future, we may acquire other businesses, products or technologies. We have not made any acquisitions to date. Accordingly, our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not strengthen our competitive position or achieve our goals, or these acquisitions may be viewed negatively by channel partners, end users, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our business. Future acquisitions may reduce our cash available for operations and other uses, and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We cannot forecast the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating or financial results. We have no plans, nor are we currently considering any proposals or arrangements, written or otherwise, to acquire a business, technology, product or service.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

We are subject to export control laws that limit the products we sell and where and to whom we sell Storage Center internationally. In addition, various countries regulate the import of certain technologies and have enacted laws that could limit our ability to distribute Storage Center or could limit our end users’ ability to implement Storage Center in those countries. Changes in Storage Center or changes in export and import regulations may create delays in the introduction of Storage Center in international markets, prevent our customers with international operations from deploying Storage Center throughout their global systems or, in some cases, prevent the export or import of Storage Center to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of Storage Center by, or in our decreased ability to export or sell Storage Center to, existing or potential customers with international operations.

We will incur significant costs as a result of operating as a public company and our management will devote substantial time to new compliance initiatives.

We will incur significant legal, accounting and other expenses as a public company, including costs resulting from regulations regarding corporate governance practices. The listing requirements of The NASDAQ Stock Market’s Global Market, or NASDAQ, require that we satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of conduct. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.

Our independent registered public accounting firm determined that we had two significant deficiencies as of December 31, 2006. The first is related to the segregation of duties in our finance department. The second is a result of not having the appropriate financial management and reporting infrastructure in place and resulted in the restatement of our 2004 and 2005 financial statements due to the misallocation of discounts in our revenue recognition process. With the hiring of additional personnel in our finance department, we believe we have remedied these significant deficiencies; however, these significant deficiencies may not be fully remedied or additional significant deficiencies may occur or be discovered.

Our compliance with Section 404 will require that we incur substantial expense and expend significant management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to sanctions or investigations by NASDAQ, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which would require additional financial and management resources.

We expense stock options, which will negatively impact our net income in future periods.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS No. 123(R), which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our statements of operations. Effective January 1, 2006, we adopted the fair-value-based recognition provisions of SFAS No. 123(R) using the prospective transition method, which requires us to apply the provisions of SFAS No. 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Under the prospective method, we will continue to account for any portion of awards outstanding at January 1, 2006 using accounting principles originally applied to those awards under Accounting Principles Board, Opinion No. 25, Accounting for Stock Issued to Employees. The total expense reported for 2006 and for the three months ended March 31, 2006 and 2007 related to stock options amounted to $52,000, $2,000 and $213,000, respectively. This amount is expected to increase in future years as new grants are made to employees and other service providers. These additional expenses will increase operating costs and correspondingly reduce our net income in future periods.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price will be negotiated between us and representatives of the underwriters and may not be indicative of the trading price of our common stock after this offering. The trading price of our common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of our competitors;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	economic developments in the storage industry as a whole;

•	general economic conditions and slow or negative growth of related markets;

•	changes in financial estimates including our ability to meet our future revenue and operating profit or loss projections;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	our ability to develop and market new and enhanced products on a timely basis;

•	commencement of, or our involvement in, litigation;

•	disruption to our operations;

•	any major change in our board of directors or management; and

•	changes in governmental regulations.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may harm the market price of our common stock, regardless of our actual operating performance. These trading price fluctuations may also make it more difficult for us to use our common stock as a means to make acquisitions or to use options to purchase our common stock to attract and retain employees. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our stock or our competitors’ stock, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Purchasers in this offering will immediately experience substantial dilution.

The initial public offering price is substantially higher than the prices paid for our common stock in the past and higher than the book value of the shares we are offering. This is referred to as dilution. Accordingly, purchasers of common stock in the offering will incur immediate dilution of approximately $      per share in the net tangible book value per share from the price paid for our common stock based on the assumed initial public offering price of $      per share. If the holders of outstanding stock options exercise those securities, investors will incur additional dilution.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

After this offering, our directors and executive officers and their affiliates will beneficially own approximately  % of our outstanding common stock. These stockholders, if they acted together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors, adopting new compensation plans and approving mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

The price of our stock could decrease as a result of shares of common stock being sold in the market after this offering.

If our existing stockholders, particularly our directors, their affiliated venture capital funds and our executive officers, sell substantial amounts of our common stock in the public market, or are perceived by investors as intending to sell, the trading price of our common stock could decline significantly. Based on shares outstanding as of March 31, 2007, upon the closing of this offering we will have           shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. All the shares being sold in this offering will be freely tradable without restriction in the public market immediately following the closing of this offering.

The remaining           shares, or  % of our outstanding shares after this offering, that are currently subject to market standoff agreements entered into by certain of our stockholders with us or contractual lock-up agreements entered into by certain of our stockholders with the underwriters in connection with our initial public offering, will become freely tradable 180 days from the date of this prospectus, subject to extension or reduction, upon the expiration of the restrictions contained in these market standoff agreements and contractual lock-up agreements except for shares of common stock held by directors, executive officers and our other affiliates which will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended, and, in certain cases, various vesting arrangements.

Following the closing of this offering, some of our existing stockholders have demand and piggyback rights to require us to register with the SEC up to 47,347,949 shares of our common stock. If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market, subject to the market standoff agreements and the lock-up agreements described above. These registration rights have been waived with respect to this offering.

We also intend to register           shares of our common stock subject to outstanding stock options and reserved for issuance or under our equity plans. These shares can be freely sold in the public market upon issuance, subject to vesting restrictions, the market standoff agreements and the lock-up agreements described above. For additional information, see the section entitled “Shares Eligible for Future Sale.”

Management will have broad discretion over the use of the net proceeds from this offering.

We currently anticipate spending a portion of the net proceeds for sales and marketing activities, research and development activities, and to fund working capital and for general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have not reserved or allocated specific amounts for these purposes and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could delay or discourage takeover attempts that stockholders may consider favorable and adversely affect the trading price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the division of our board of directors into three classes;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or due to the resignation or departure of an existing board member;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for the advance notice of nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock;

•	the elimination of the rights of stockholders to call a special meeting of stockholders and to take action by written consent in lieu of a meeting;

•	the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the inability of stockholders to take action by written consent in lieu of a meeting; and

•	the required approval of at least a majority of the shares entitled to vote at an election of directors to remove directors without cause.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, particularly those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law could discourage potential takeover attempts, could reduce the price that investors are willing to pay for shares of our common stock in the future and could potentially result in the market price being lower than they would without these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, particularly the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than historical facts contained in this prospectus, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this prospectus the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “should,” or the negative of these words and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our revenue, gross margin and expenses;

•	our ability to compete in our industry;

•	our ability to maintain and grow our channel partner relationships;

•	our growth strategy and our growth rate;

•	our anticipated cash needs and our estimates regarding our capital requirements and our need for additional financing;

•	our ability to protect our intellectual property rights; and

•	our expectations regarding the use of proceeds from this offering.

These statements reflect our current views with respect to future events and are based on assumptions and subject to risk and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus, including those under the heading “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by AT&T Inc., The Enterprise Strategy Group, Inc., Gartner, Inc., IDC, the Storage Networking Industry Association and TheInfoPro. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock in this offering will be approximately $      million, or approximately $      million if the underwriters exercise their right to purchase additional shares of common stock to cover over-allotments in full, based upon an assumed initial public offering price of $      per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We currently intend to use our net proceeds from this offering as follows:

•	approximately $ million for sales and marketing activities;

•	approximately $ million for research and development activities; and

•	the remainder to fund working capital and other general corporate purposes.

We may also use a portion of the net proceeds of this offering to expand our current business through acquisitions of or investments in other complementary businesses, products or technologies. However, we have no negotiations, agreements or commitments with respect to any acquisitions at this time.

The expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts we actually expend in these areas may vary significantly from our current intentions and will depend upon a number of factors, including future sales growth, success of our engineering efforts, cash generated from future operations, if any, and actual expenses to operate our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

The amount and timing of our expenditures will depend on several factors, including the amount and timing of our spending on sales and marketing activities and research and development activities, as well as our use of cash for other corporate activities. Pending the uses described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors. Our credit facility prevents us from declaring or paying dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all of our outstanding shares of our preferred stock into 47,347,949 shares of common stock immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis to reflect: (i) the conversion of all of our outstanding shares of our preferred stock into 47,347,949 shares of common stock immediately upon the closing of this offering; (ii) the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the range reflected on the cover page of this prospectus, after deducting estimated underwritten discounts and commissions and estimated offering expenses payable by us and (iii) the filing of our amended and restated certificate of incorporation, which will occur immediately upon the closing of this offering.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of March 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted(2)
	(unaudited)
	(in thousands, except share
	and per share data)

Cash and cash equivalents	$13,685	$13,685	$

Long-term debt, net of current portion(1)	$—	$—		$—
Stockholders’ equity:
Preferred stock, $0.001 par value; 47,347,949 shares authorized, 47,347,949 issued and outstanding, actual; 47,347,949 shares authorized, no shares issued and outstanding, pro forma; $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	59,366	—		—
Common stock, $0.001 par value, 75,000,000 shares authorized, 11,358,853 shares issued and outstanding, actual; 75,000,000 shares authorized, 58,706,802 shares issued and outstanding, pro forma; $0.001 par value, 300,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	11	59
Additional paid-in capital	147	59,465
Accumulated deficit	(43,740)	(43,740)
Total stockholders’ equity	15,784	15,784

Total capitalization	$15,784	$15,784	$

(1)	In November 2006, we entered into a line of credit agreement with a financial institution to provide maximum borrowings of $6.0 million through March 2008. Borrowings under the line of credit are limited by a $1.4 million letter of credit that secures a real estate lease obligation, reducing the availability on the line of credit to $4.6 million as of March 31, 2007.
(2)	Each $1.00 increase (decrease) in the assumed public offering price of $ per share, the mid-point of the range reflected on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes, as of March 31, 2007:

•	2,990,523 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $0.27 per share;

•	1,839,832 shares of common stock reserved for future issuance under our 2002 Stock Option Plan; provided, however, that immediately upon the signing of the underwriting agreement for this offering, our 2002 Stock Option Plan will terminate so that no further awards may be granted under our 2002 Stock Option Plan; and

•	an aggregate of up to shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans, each of which will become effective immediately upon the signing of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of March 31, 2007, our pro forma net tangible book value was $      million, or $      per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2007, after giving effect to the conversion of our preferred stock into common stock. After giving effect to our sale in this offering of           shares of our common stock at the assumed initial public offering price of $      per share, the mid-point of the range reflected on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been approximately $      million, or $      per share of our common stock. This represents an immediate increase of net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2007, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Pro forma dilution per share to investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma as adjusted net tangible book value by $      million, or $      per share, and the pro forma dilution per share to investors in this offering by $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $      million, or $      per share, and the pro forma dilution per share to investors in this offering would be $      per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $      million, or $      per share, and the pro forma dilution per share to investors in this offering would be $      per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $      per share, and the pro forma dilution per share to investors in this offering would be $      per share.

The following table summarizes, as of March 31, 2007, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at the assumed initial public offering price of $      per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

Average
	Shares Purchased			Total Consideration			Price Per
	Number	Percent		Amount	Percent		Share

Existing stockholders	58,706,802		%	$		%	$
New investors

Total			%	$		%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own          % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $      million, or     %, and the total consideration paid by our new investors would be $      million, or     %.

The above discussion and tables also assume no exercise of any outstanding stock options except as set forth above. As of March 31, 2007, there were:

•	2,990,523 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.27 per share;

•	1,839,832 shares of common stock reserved for future issuance under our 2002 Stock Option Plan; provided, however, that immediately upon the signing of the underwriting agreement for this offering, our 2002 Stock Option Plan will terminate so that no further awards may be granted under our 2002 Stock Option Plan; and

•	an aggregate of up to shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans, each of which will become effective immediately upon the signing of the underwriting agreement for this offering.

If all of these options were exercised, then our existing stockholders, including the holders of these options, would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $      million, or     %, and the total consideration paid by our new investors would be $      million, or     %. The average price per share paid by our existing stockholders would be $      and the average price per share paid by our new investors would be $      .

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the related notes. Our historical results are not necessarily indicative of our future results.

We derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 from our audited financial statements appearing elsewhere in this prospectus. The statements of operations data for the period from March 1, 2002 (inception) to December 31, 2002 and year ended December 31, 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited financial statements, which are not included in this prospectus. The statements of operations data for the three months ended March 31, 2006 and 2007 and the balance sheet data as of March 31, 2007 are derived from our unaudited financial statements appearing elsewhere in this prospectus.

	Period from
	March 1, 2002
	(Inception) to					Three Months Ended
	December 31,	Year Ended December 31,				March 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
		(in thousands, except per share amounts)

Statements of Operations Data:
Revenue
Product	$—	$—	$3,638	$8,670	$19,996	$2,620	$7,426
Product support and services	—	—	251	1,241	3,337	630	1,435

Total revenue	—	—	3,889	9,911	23,333	3,250	8,861

Cost of revenue
Cost of product	—	—	2,446	4,915	9,897	1,322	3,821
Cost of product support and services	—	—	541	1,047	2,774	506	1,082

Total cost of revenue	—	—	2,987	5,962	12,671	1,828	4,903

Gross profit	—	—	902	3,949	10,662	1,422	3,958
Operating expenses
Sales and marketing	84	1,377	3,992	5,504	10,562	1,759	4,058
Research and development	1,234	4,457	4,495	5,241	5,675	1,386	1,552
General and administrative	251	638	3,939	2,468	1,565	296	701

Total operating expenses	1,569	6,472	12,426	13,213	17,802	3,441	6,311

Loss from operations	(1,569)	(6,472)	(11,524)	(9,264)	(7,140)	(2,019)	(2,353)
Other income, net	46	126	120	138	316	79	223

Net loss	(1,523)	(6,346)	(11,404)	(9,126)	(6,824)	(1,940)	(2,130)
Accretion of redeemable convertible preferred stock(1)	—	8	18	32	6,330	9	—

Net loss attributable to common stockholders	$(1,523)	$(6,354)	$(11,422)	$(9,158)	$(13,154)	$(1,949)	$(2,130)

Net loss per common share, basic and diluted(2)	$(0.32)	$(0.70)	$(1.21)	$(0.94)	$(1.31)	$(0.20)	$(0.21)

Shares used in computing net loss per common share, basic and diluted(2)	4,759	9,056	9,448	9,743	10,007	9,916	10,281

Pro forma net loss per common share, basic and diluted (unaudited)(2)					$(0.23)		$(0.04)

Shares used in computing pro forma net loss per common share, basic and diluted (unaudited)(2)					57,355		57,629

(1)	See Note 5 to the notes to our financial statements for a discussion of the accretion of redeemable convertible preferred stock.
(2)	See Notes 1 and 7 to the notes to our financial statements for an explanation of the method used to calculate basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.

	As of December 31,					As of March 31,
	2002	2003	2004	2005	2006	2007
	(in thousands)					(unaudited)

Balance Sheet Data:
Cash and cash equivalents	$7,515	$14,413	$4,398	$2,037	$15,106	$13,685
Working capital	7,267	14,947	3,135	1,688	17,685	14,998
Total assets	7,693	15,891	8,162	6,006	26,407	24,408
Total liabilities	264	522	4,190	3,736	8,503	8,624
Redeemable convertible preferred stock	8,943	23,208	23,226	30,655	—	—
Total stockholders’ equity (deficit)	(1,514)	(7,839)	(19,254)	(28,385)	17,904	15,784

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Industry Data.”

Overview

We are a leading provider of enterprise-class network storage solutions that are highly scalable, feature rich and designed to be easy to use and cost effective. Our Storage Center solution is a Storage Area Network, or SAN, that enables users to intelligently store, recover and manage large amounts of data by combining our sophisticated software with standards-based hardware into a single integrated solution. Storage Center has been purchased by more than 550 enterprises worldwide, across a wide variety of industries including education, financial services, government, healthcare, insurance, legal, media, retail, technology and transportation. We believe that Storage Center is the most comprehensive enterprise-class network storage solution available today, providing increased functionality and lower total cost of ownership when compared to traditional storage systems.

We believe our business model is highly differentiated and provides us with several competitive advantages. We sell our products through an all-channel assisted sales model enabling us to quickly scale and cost effectively increase sales. We also employ a virtual manufacturing strategy, which significantly reduces inventory and eliminates the need for in-house or outsourced manufacturing. We believe these combined strategies create a highly efficient and scalable business model that enables us to reduce operating costs and improve capital efficiency.

Key Financial Measures and Trends

Sources of Revenue

Revenue is comprised of product revenue, consisting of software and hardware revenue, and product support and services revenue. A sale of Storage Center is typically comprised of (a) an upfront fully-paid perpetual end-user license fee, (b) the associated hardware components, (c) a software maintenance arrangement that includes telephone support, bug fixes and potential unspecified product updates, (d) a hardware maintenance agreement that includes telephone support and on-site repairs and replacement and (e) in certain cases, professional services for installation, training and consulting support.

We offer our products and services through value-added resellers, which we refer to as channel partners. Our channel partners purchase our products after they have received a purchase order from an end user, as they do not maintain an inventory of our products in anticipation of sales to end users. For 2004, 2005 and 2006, our top ten channel partners accounted for 81%, 70% and 53% of our revenue, respectively, and for the three months ended March 31, 2006 and 2007, our top ten channel partners accounted for 63% and 58% of our revenue, respectively. No channel partner accounted for more than 10% of our revenue in 2004, 2005 and 2006.

Our systems are modular and highly configurable. Variations in these configurations affect our average system order size and can significantly impact our overall revenue, cost of revenue and gross margin performance.

Our revenue within a particular quarter is often significantly affected by the unpredictable procurement patterns of our end users. Historically, we have generated the majority of our revenue in the final month of each quarter primarily because many of our end users do not finalize their purchasing decisions until the final weeks or days of a quarter. We expect these purchasing patterns to continue in the future.

Product Revenue

Product revenue consists of license fees for software applications associated with Storage Center and related hardware sales, including disk drives, system controllers, host bus adapters, switches and enclosures. We also derive a portion of our product revenue from software and hardware upgrades, which generally include additional hardware components and may include new software applications. We expect that product revenue will increase on an absolute basis if we are able to execute our business strategy.

Product Support and Services Revenue

Product support and services revenue consists of software and hardware maintenance contracts, which typically have a duration of one to three years, and professional services for installation, training and consulting support.

Maintenance.  We offer software maintenance that includes telephone support, bug fixes and unspecified product updates and hardware maintenance that includes telephone support and on-site repairs and replacement. Substantially all of our end users purchase software and hardware maintenance agreements when they purchase Storage Center. Revenue is deferred at fair value in accordance with Statement of Position No. 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, or SOP No 97-2, at the time the maintenance agreement is entered into and is recognized ratably over the term of the maintenance agreement. Historically, substantially all of our end users have renewed their maintenance agreements upon expiration of their existing maintenance agreements. We anticipate that maintenance revenue will grow on an absolute basis as our installed base of end users continues to grow, but remain relatively consistent as a percentage of total revenue.

Professional Services.  We generally sell professional services on a time-and-materials basis and recognize revenue when the services are performed. Professional services include installation, consulting and training.

Cost of Revenue and Gross Margin

Cost of revenue is comprised of cost of product revenue and cost of product support and services. Cost of product revenue consists primarily of the cost of component hardware charged by our component suppliers, shipping and handling, provisions for excess and obsolete inventory, overhead allocations, and employee salaries, benefits, and stock-based compensation expense. We expect cost of product revenue to increase in absolute dollars, but remain relatively constant as a percentage of total product revenue. Cost of product support and services consists of employee salaries, benefits, and stock-based compensation expense for our customer service and technical support team and service fees charged by Anacomp, Inc., our third-party hardware maintenance provider. We expect cost of product support and services revenue to increase as we expand the size of our customer service and technical support team and incur increased third-party services fees associated with anticipated future revenue growth.

Our gross margin has been and will be affected by many factors, including (a) the demand for Storage Center and related services, (b) discount levels and price competition, (c) average system order size and end user mix, (d) hardware and software component mix and (e) the level of fixed costs of customer service and personnel. We expect gross margin to continue to increase slightly and then level off.

Operating Expenses

Operating expenses consist of sales and marketing, research and development and general and administrative expenses. Personnel-related costs are the most significant component of each of these expense categories. We expect to continue to hire a significant number of new employees to support our anticipated growth.

Sales and Marketing.  Sales and marketing expense consists primarily of (a) salaries, related personnel costs and stock-based compensation expense for our sales and marketing personnel, (b) commissions, (c) travel expenses, (d) marketing programs and (e) other related overhead. We expect sales and marketing expense to increase on an absolute basis for the foreseeable future as we increase the number of sales and marketing professionals and, to a lesser extent, increase our marketing activities. We expect sales and marketing expense to decrease as a percentage of revenue if our revenue grows as we anticipate.

Research and Development.  Research and development expense consists primarily of (a) salaries, related personnel costs and stock-based compensation expense for our research and development personnel, (b) depreciation on equipment and (c) other related overhead. To date, all of our research and development expenses have been expensed as incurred. We expect research and development expense to increase on an absolute basis for the foreseeable future as we enhance and expand our product offerings. We expect research and development expense to decrease as a percentage of revenue if our revenue grows as we anticipate.

General and Administrative.  General and administrative expense consists primarily of (a) salaries, related personnel costs and stock-based compensation for our finance, human resource, and information technology personnel and certain executive officers, (b) accounting, tax and legal professional fees and (c) other related overhead. We expect general and administrative expense to increase on an absolute basis and as a percentage of total revenue in the short term as we develop infrastructure necessary to operate as a public company, including increased audit and legal fees, costs of compliance with securities and other regulations, implementation costs for compliance with the provisions of Sarbanes-Oxley Act of 2002, investor relations expense and higher insurance premiums.

Other Income, Net

Other income, net consists primarily of interest income earned on cash and cash equivalent balances less interest expense. We historically have invested our cash in money market accounts and commercial certificates of deposit.

Income Taxes

We have not recorded a provision for income taxes for the years ended December 31, 2004, 2005 and 2006 or for the three months ended March 31, 2006 and 2007, as the tax benefits of our net loss were offset by the recording of a valuation allowance. We do not expect to record a provision for income tax in the foreseeable future as we continue to make significant expenditures related to the development of our products and expansion of our business, which we expect will generate future net losses.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that effect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, the allowance for doubtful accounts, inventory valuation, stock-based compensation and income taxes. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Management has discussed the development, selection and disclosure of these estimates with the audit committee of our board of directors. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our financial statements. See the notes to our financial statements included in this prospectus for information about these critical accounting policies, as well as a description of our other accounting policies.

Revenue Recognition

We apply the provisions of SOP No. 97-2 and Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition, to our combined software and hardware product sales. We recognize product revenue when:

•	Persuasive Evidence of an Arrangement Exists. We determine that persuasive evidence of an arrangement exists by receiving a purchase order or by obtaining a signed quote.

•	Delivery has Occurred. Products are shipped to channel partners or end users, and title transfers. Products shipped with acceptance criteria are not recognized as revenue until all conditional criteria are satisfied.

•	The Fee is Fixed or Determinable. Fees are considered fixed and determinable upon establishment of an arrangement that contains the final terms of sale including description, quantity and price of each product or service purchased, and the payment term is less than twelve months.

•	Collectibility is Probable. Probability of collection is assessed on a case-by-case basis. Customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. If we are unable to determine from the outset of an arrangement that collectibility is probable based upon our review process, revenue is recognized upon cash receipt.

We use resellers to sell our products. Revenue under reseller arrangements is not recognized until delivery occurs, the fee is fixed and determinable, collectibility is probable and supported, and there is evidence of a third party end user sale.

A sale of our Storage Center is typically a multiple element arrangement including software, hardware, software maintenance, hardware maintenance and in certain cases services. Our determination of fair value of each element in these multiple element arrangements is based on vendor-specific objective evidence, or VSOE. We have analyzed all of the elements included in our multiple-element arrangements and have determined that we have sufficient VSOE to allocate revenue to software and hardware maintenance and services. Accordingly, assuming all other revenue recognition criteria are met, revenue from software and hardware is recognized upon delivery using the residual method in accordance with Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, and revenue from software maintenance and hardware maintenance is recognized ratably over the respective support period. For multiple element arrangements that include only hardware and hardware maintenance, we recognize revenue in accordance with Emerging Issues Task Force, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF No. 00-21. We have determined that we have objective and reliable evidence of fair value, in accordance with EITF No. 00-21, to allocate revenue separately to hardware and hardware maintenance.

We generally sell professional services on a time-and-materials basis and recognize revenue when the services are performed.

Allowance for Doubtful Accounts

In the vast majority of sales, we sell our products to channel partners for resale to end users. In certain limited circumstances, we may sell directly to the end user and pay the channel partner a commission, which is recorded in sales and marketing expense, due to concerns of the credit worthiness of the channel partner. We perform ongoing evaluations of our channel partners and end users and continuously monitor collections and payments. We record an allowance for doubtful accounts based on the aging of the underlying receivables, historical experience and any specific collection issues we have identified. We monitor and analyze the accuracy of our allowance for doubtful accounts estimate by reviewing past collectibility and adjusting it for future expectations to determine the adequacy of our allowance. To date, we have not incurred any write-offs of accounts receivable significantly different than the amounts reserved. We believe appropriate reserves have been established, but may not be indicative of future credit losses. Our allowance for doubtful accounts as of December 31, 2005 and 2006 and March 31, 2007 was $310,000, $430,000, and $108,000, respectively. If the financial condition of our channel partners or end users were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory Valuation

Inventories are recorded at the lower of cost, determined on the first-in, first-out method, or market value (estimated net realizable value). Each quarter, we evaluate our inventories for obsolescence and excess quantities. This evaluation includes analysis of current inventory levels, expected product lives, historical loss trends and projections of future sales demand. Inventories that are considered obsolete are written off, and a reserve for inventory quantities in excess of forecasted demand is recorded. If future demand or market conditions are less favorable than current estimates, additional inventory write-downs would be required and would adversely affect income in the period the write-down is made.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock option grants in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and complied with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under APB 25, deferred stock-based compensation expense is recorded for the intrinsic value of options (the difference between the deemed fair value of our common stock and the option exercise price) at the grant date and is amortized ratably over the option’s vesting period. For 2004 and 2005, no stock-based compensation expense was recorded.

Effective January 1, 2006, we adopted the requirements of SFAS No. 123(R), Share-Based Payment, or SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee directors based on fair value. SFAS No. 123(R) supersedes our previous accounting under APB No. 25 and SFAS No. 123 for periods beginning in fiscal 2006. We adopted SFAS No. 123(R) using the prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year 2006. Under this method, compensation expense recognized for 2006 included compensation expense for all stock-based awards granted, modified, repurchased or cancelled subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the prospective transition method, our statements of operations for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

Determining the appropriate fair value model and calculating the fair value of stock-based awards require the input of highly subjective assumptions. We use the Black-Scholes option pricing model to value our stock option awards. Stock-based compensation expense is significant to our financial statements and is calculated using our best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates include our expected term, stock price volatility and forfeiture rates.

The expected term represents the weighted-average period that our stock options are expected to be outstanding. The expected term is based on the observed and expected time to post-vesting exercise of options by employees and non-employee directors and considers the impact of post-vesting award cancellations. As we have been operating as a private company since inception with no active market for our stock or traded options, it is not possible to use actual price volatility data. Therefore, we estimate the volatility of our common stock based on volatility of similar entities. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury zero-coupon bonds with terms equal to the expected term on the options. We have never and do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero in the option pricing model. In order to properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If the actual forfeiture rate is materially different from the estimate, stock-based compensation expense could be significantly different from what has been recorded in the current period. We allocate expense on a straight-line basis over the requisite service period.

There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, or if we decide to use a different valuation model, the stock-based compensation expense that we record in the future under SFAS No. 123(R) may differ significantly from what we have recorded in the current period and could materially affect our operating results.

In the absence of a public trading market for our common stock, our board of directors determined the fair market value of our common stock in good faith based upon consideration of a number of objective and subjective factors, including the factors described below:

•	the shares of common stock underlying our options were and are illiquid securities in a private company that were not readily tradable at the time of grant and that there could be no assurance of such shares ever being readily tradable;

•	our current and projected cash requirements and prospects for raising needed capital on satisfactory terms;

•	prices of our Series A-1, Series A-2, Series B and Series C preferred stock issued to outside investors in arms-length transactions;

•	important developments relating to achievement of our business objectives, including end user wins and growth in our revenue;

•	our results of operations, financial status and the status of our product development efforts;

•	our stage of development and business strategy;

•	the status of our efforts to increase revenue while reducing losses, as well as our financial results;

•	the state of the new issue market for similarly-situated technology companies;

•	the likelihood of achieving a liquidity event for the shares of our common stock underlying stock options, such as an initial public offering of our common stock or a sale to a third-party, given prevailing market conditions; and

•	the market prices of publicly-held technology companies with similar business models.

Our board of directors also considered the rights, preferences and privileges of our Series A-1 through C preferred stock in determining the estimated fair value of our common stock at the time of each option grant, including the aggregate liquidation preference of the Series A-1 through C preferred stock and the fact that in a sale of Compellent the Series A-1 through C preferred stock would participate with the common stock up to certain caps after the payment of the aggregate liquidation preference.

In the fall of 2006, in response to Section 409A and the proposed regulations issued by the U.S. Internal Revenue Service thereunder, our board of directors engaged an independent valuation firm to contemporaneously assist us in the determination of the fair value of our common stock as of October 1, 2006. Our board of directors subsequently engaged an independent valuation firm to contemporaneously assist us in the determination of the fair value of our common stock as of April 30, 2007.

In the spring of 2007, in connection with the preparation of the financial statements necessary for the filing of this registration statement, we engaged an independent valuation firm to assist us in retrospectively analyzing the fair value of our common stock as of January 1, 2006 and as of January 1, 2007. As part of our retrospective analysis, we considered the status and progress of a number of company-specific business and financial conditions and milestones, including our results of operations, research and development activities, product and operational milestones, the lack of liquidity in our common stock, the likelihood of a liquidity event and industry trends in the market for storage companies. We also considered the rights and preferences of our preferred stock in relation to our common stock.

Set forth below is a summary of our contemporaneous and retrospective valuations.

Valuation Date	Fair Value

January 1, 2006	$0.13
October 1, 2006	0.50
January 1, 2007	1.91
April 30, 2007	3.87

With the benefit of hindsight and actual knowledge of how the various factors noted above had progressed over time, we reexamined all stock option grants within twelve months of the filing of this registration statement.

		Reassessed
	Exercise Price	Fair Value
Months	Per Share	Per Share

July 2006 – August 2006	$0.12	$—
September 2006 – December 2006	0.50	—
January 2007 – March 2007	0.50	1.91
April 2007 – May 2007	3.87
June 2007	5.00

During 2006, we recorded $52,000 of stock-based compensation expense and for the three months ended March 31, 2006 and 2007, of $2,000 and $213,000, respectively.

We expect to expense $1.4 million from April 1, 2007 through 2010 for unvested stock options as of March 31, 2007 as follows:

2007	2008	2009	2010	Total

$299,000	$372,000	$372,000	$357,000	$1,400,000

In future periods, stock-based compensation expense will increase as we issue additional equity-based awards to continue to attract and retain employees and outside directors. See Note 6 to the notes to our financial statements included elsewhere in this prospectus.

We believe all equity awards to our employees, including executive officers and directors, were granted at no less than the fair market value of our common stock as determined in good faith by our board of directors on the date of grant.

If the Internal Revenue Service determines that certain of our stock options were granted at below the fair value of our common stock on the date of grant, the recipients of those stock option grants could be subject to an additional deferred compensation tax under Section 409A of the Internal Revenue Code of 1986, as amended, or Section 409A, and we could be liable for withholding obligations.

Income Taxes

We are subject to income taxes in the United States, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In preparation of the financial statements we are required to determine our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. Our deferred tax assets are comprised primarily of net operating loss, or NOL, carryforwards. As of December 31, 2006, we had federal and state NOL carryforwards of approximately $34.0 million, which may be used to offset future taxable income. The NOL carryforwards expire at various times through 2026 and are subject to review and possible adjustment by the Internal Revenue Service and state authorities. Under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership, including due to this offering, may limit the amount of NOL carryforwards that can be utilized annually in the future to offset taxable income. If a change in our ownership is deemed to have occurred or occurs in the future, our ability to use our NOL carryforwards in any year may be limited.

Based on the level of projected future taxable income over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will not realize the benefits of these deductible differences. Accordingly, we have recorded a full valuation allowance against our net deferred tax assets as of December 31, 2005 and 2006 of $10.5 million and $13.0 million.

Results of Operations

The following table sets forth a summary of our Statements of Operations and the related changes for the periods indicated:

									Three Months
	Year Ended				Year Ended				Ended
	December 31,		Change		December 31,		Change		March 31,		Change
	2004	2005	$	%	2005	2006	$	%	2006	2007	$	%
									(unaudited)
	(dollars in thousands)

Revenue
Product	$3,638	$8,670	$5,032	138.3%	$8,670	$19,996	$11,326	130.6%	$2,620	$7,426	$4,806	183.4%
Product support and services	251	1,241	990	394.4	1,241	3,337	2,096	168.9	630	1,435	805	127.8

Total revenue	3,889	9,911	6,022	154.8	9,911	23,333	13,422	135.4	3,250	8,861	5,611	172.6

Cost of revenue
Cost of product	2,446	4,915	2,469	100.9	4,915	9,897	4,982	101.4	1,322	3,821	2,499	189.0
Cost of product support and services	541	1,047	506	93.5	1,047	2,774	1,727	164.9	506	1,082	576	113.8

Total cost of revenue	2,987	5,962	2,975	99.6	5,962	12,671	6,709	112.5	1,828	4,903	3,075	168.2

Gross profit	902	3,949	3,047	337.8	3,949	10,662	6,713	170.0	1,422	3,958	2,536	178.3
Operating expense
Sales and marketing	3,992	5,504	1,512	37.9	5,504	10,562	5,058	91.9	1,759	4,058	2,299	130.7
Research and development	4,495	5,241	746	16.6	5,241	5,675	434	8.3	1,386	1,552	166	12.0
General and administrative	3,939	2,468	(1,471)	(37.3)	2,468	1,565	(903)	(36.6)	296	701	405	136.8

Total operating expenses	12,426	13,213	787	6.3	13,213	17,802	4,589	34.7	3,441	6,311	2,870	83.4

Loss from operations	(11,524)	(9,264)	(2,260)	(19.6)	(9,264)	(7,140)	(2,124)	(22.9)	(2,019)	(2,353)	334	16.5
Other income, net	120	138	18	15.0	138	316	178	129.0	79	223	144	182.3

Net loss	(11,404)	(9,126)	(2,278)	(20.0)	(9,126)	(6,824)	(2,302)	(25.2)	(1,940)	(2,130)	190	9.8
Accretion of redeemable convertible preferred stock(1)	18	32	14	77.8	32	6,330	6,298	*	9	—	(9)	(100.0)

Net loss attributable to common stockholders	$(11,422)	$(9,158)	$(2,264)	(19.8)%	$(9,158)	$(13,154)	$3,996	43.6%	$(1,949)	$(2,130)	$181	9.3%

*	Percentage not meaningful.

(1)	See Note 5 to the notes to our financial statements for a discussion of the accretion of redeemable convertible preferred stock.

Comparison of Three Months Ended March 31, 2006 and 2007

Revenue

Revenue and the related changes for the three months ended March 31, 2006 and 2007 were as follows:

	Three Months Ended March 31,
	2006		2007
		%		%
		of Total		of Total	Change
	$	Revenue	$	Revenue	$	%
	(unaudited)
	(dollars in thousands)

Revenue
Product	$2,620	80.6%	$7,426	83.8%	$4,806	183.4%
Product support and services	630	19.4	1,435	16.2	805	127.8

Total revenue	$3,250	100.0%	$8,861	100.0%	$5,611	172.6%

Product Revenue.  Product revenue derived from system sales primarily increased due to a 162% increase in the number of systems sold. We believe the increase in systems sales was driven by productivity improvements from existing channel partners, the addition of new channel partners, an increase in the number of personnel, in sales and marketing, and additional marketing programs. Our average system order size remained relatively constant. While we continued to experience lower revenue per megabyte for disk drives, this was offset by increased revenue from enhanced capacity and complexity of systems purchased by our end users. Product revenue derived from upgrade sales increased due to the ongoing growth in the number of our total end users, which increased from 212 as of March 31, 2006 to 474 as of March 31, 2007.

Product Support and Services Revenue.  Product support revenue increased 118% primarily due to the renewal of maintenance agreements by existing end users and the growth of the installed base. Services revenues increased 362% due to an increase in the number of training offerings and an increase in installation services.

Cost of Revenue and Gross Margin

Cost of revenue and gross margin and the related changes for the three months ended March 31, 2006 and 2007 were as follows:

	Three Months Ended March 31,
	2006		2007
		%		%
		of Related		of Related	Change
	$	Revenue	$	Revenue	$	%
	(unaudited)
	(dollars in thousands)

Cost of revenue
Cost of product	$1,322	50.5%	$3,821	51.5%	$2,499	189.0%
Cost of product support and services	506	80.3	1,082	75.4	576	113.8

Total cost of revenue	$1,828	56.2%	$4,903	55.3%	$3,075	168.2%

Gross margin		43.8%		44.7%

Cost of Product Revenue.  Cost of product revenue increased due to increased component hardware costs associated with the increased number of systems and upgrades purchased by our end users.

Cost of Product Support and Services Revenue.  Cost of product support and services revenue increased primarily due to increased salaries, employee benefits and stock-based compensation expense of $275,000 related to growth in our customer service and technical support headcount from 13 people to 25 people, increased travel expense of $52,000 and increased hardware service fees of $152,000 charged by Anacomp associated with the continuing growth of our installed base.

Gross Margin.  Gross margin increased due to revenue increasing faster than cost of revenue as discussed above.

Operating Expenses and Other Income, Net

Operating expenses and other income, net and the related changes for the three months ended March 31, 2006 and 2007 were as follows:

	Three Months Ended March 31,
	2006		2007
		%		%
		of Total		of Total	Change
	$	Revenue	$	Revenue	$	%
	(unaudited)
	(dollars in thousands)

Operating expense:
Sales and marketing	$1,759	54.1%	$4,058	45.8%	$2,299	130.7%
Research and development	1,386	42.6	1,552	17.5	166	12.0
General and administrative	296	9.1	701	7.9	405	136.8

Total operating expenses	$3,441	105.8%	$6,311	71.2%	$2,870	83.4%

Other income, net	$79	2.4%	$223	2.5%	$144	182.3%

Sales and Marketing Expense.  Sales and marketing expense increased primarily due to an increase in sales and marketing headcount from 36 people to 75 people, resulting in a $1.4 million increase in salaries, employee benefits, commissions and stock-based compensation expense, a $133,000 increase in sales and marketing related travel and support costs and a $154,000 increase in channel partner commissions due to increased third party selling activities. Increased marketing efforts led to an additional $325,000 of expense related to partner programs, trade shows and other promotional activities.

Research and Development Expense.  Research and development expense increased primarily due to an increase in research and development headcount from 36 people to 40 people, resulting in a $181,000 increase in salaries, employee benefits and stock-based compensation expense, offset by a slight reduction in supplies and prototype material costs.

General and Administrative Expense.  General and administrative expense increased primarily due to an increase in finance staff headcount from two people to six people resulting in a $221,000 increase in salaries, employee benefits and stock-based compensation expense. Professional fees increased $71,000 for outside legal and accounting services pertaining to general corporate matters and depreciation expense increased $45,000 due to higher gross asset balances.

Other Income, Net.  Other income, net increased primarily due to increased interest income resulting from higher cash and cash equivalent balances following the closing of the Series C preferred stock financing in September 2006.

Comparison of Years Ended December 31, 2005 and 2006

Revenue

Revenue and the related changes for the years ended December 31, 2005 and 2006 were as follows:

	Year Ended December 31,
	2005		2006
		%		%
		of Total		of Total	Change
	$	Revenue	$	Revenue	$	%
	(dollars in thousands)

Revenue
Product	$8,670	87.5%	$19,996	85.7%	$11,326	130.6%
Product support and services	1,241	12.5	3,337	14.3	2,096	168.9

Total revenue	$9,911	100.0%	$23,333	100.0%	$13,422	135.4%

Product Revenue.  Product revenue derived from system sales increased due to a 99% increase in the number of systems sold. We believe the increase in systems sales was driven by productivity improvements from existing channel partners, the addition of new channel partners, an increase in the number of personnel in sales and marketing, and additional marketing programs. Our average system order size remained relatively constant. While we continued to experience lower revenue per megabyte for disk drives, this was offset by increased revenue from enhanced capacity and complexity of systems purchased by our end users. Product revenue derived from upgrade sales increased due to the ongoing growth in the number of our total end users, which increased from 178 on December 31, 2005 to 357 on December 31, 2006.

Product Support and Services Revenue.  Product support revenue increased 157% due to the renewal of maintenance agreements by existing end users and the growth of the installed base. Services revenues increased 471% due to an increase in the number of training offerings and an increase in installation services.

Cost of Revenue and Gross Margin

Cost of revenue and gross margin and the related changes for the years ended December 31, 2005 and 2006 were as follows:

	Year Ended December 31,
	2005		2006
		%		%
		of		of
		Related		Related	Change
	$	Revenue	$	Revenue	$	%
	(dollars in thousands)

Cost of revenue
Cost of product	$4,915	56.7%	$9,897	49.5%	$4,982	101.4%
Cost of product support and services	1,047	84.4	2,774	83.1	1,727	164.9

Total cost of revenue	$5,962	60.2%	$12,671	54.3%	$6,709	112.5%

Gross margin		39.8%		45.7%

Cost of Product Revenue.  Cost of product revenue increased due to increased component hardware costs associated with the increased number of systems and upgrades purchased by our end users.

Cost of Product Support and Services Revenue.  Cost of product support and services revenue increased due to increased salaries, employee benefits and stock-based compensation expense of $919,000 related to growth in our customer service and technical support headcount from nine people to 18 people, increased travel expense of $138,000, increased supplies expense of $137,000 and increased services fees of $338,000 charged by Anacomp associated with our installed base.

Gross Margin.  Gross margin increased due to revenue increasing faster than cost of revenue as discussed above.

Operating Expenses and Other Income, Net

Operating expenses and other income, net and the related changes for the years ended December 31, 2005 and 2006 were as follows:

	Year Ended December 31,
	2005		2006
		%		%
		of Total		of Total	Change
	$	Revenue	$	Revenue	$	%
	(dollars in thousands)

Operating expense:
Sales and marketing	$5,504	55.5%	$10,562	45.3%	$5,058	91.9%
Research and development	5,241	52.9	5,675	24.3	434	8.3
General and administrative	2,468	24.9	1,565	6.7	(903)	(36.6)

Total operating expenses	$13,213	133.3%	$17,802	76.3%	$4,589	34.7%

Other income, net	$138	1.4%	$316	1.4%	$178	129.0%

Sales and Marketing Expense.  Sales and marketing expense increased primarily due to an increase in sales and marketing headcount from 32 people to 62 people, resulting in a $2.7 million increase in salaries, employee benefits, commissions and stock-based compensation expense, a $377,000 increase in sales and marketing related travel and support costs and a $602,000 increase in channel partner commissions due to increased third party selling activities. Increased marketing efforts led to an additional $968,000 of expense related to partner programs, trade shows and other promotional activities.

Research and Development Expense.  Research and development expense increased primarily due to an increase in research and development headcount from 34 people to 39 people, resulting in a $393,000 increase in salaries, employee benefits and stock-based compensation expense.

General and Administrative Expense.  General and administrative expense decreased primarily due to a decrease of $1.5 million in legal fees incurred in defending non-compete and trade secret infringement claims brought by Xiotech Corporation, or Xiotech, which were settled in 2005. The decrease in legal fees was partially offset by an increase in finance headcount from two people to five people, resulting in a $509,000 increase in salaries, employee benefits and stock-based compensation expense.

Other Income, Net.  Other income, net increased primarily due to increased interest income resulting from higher cash and cash equivalent balances following the closing of the Series B and Series C preferred stock financings in January and September 2006, respectively.

Comparison of Years Ended December 31, 2004 and 2005

Revenue

Revenue and the related changes for the years ended December 31, 2004 and 2005 were as follows:

	Year Ended December 31,
	2004		2005
		%		%
		of Total		of Total	Change
	$	Revenue	$	Revenue	$	%
	(dollars in thousands)

Revenue
Product	$3,638	93.5%	$8,670	87.5%	$5,032	138.3%
Product support and services	251	6.5	1,241	12.5	990	394.4

Total revenue	$3,889	100.0%	$9,911	100.0%	$6,022	154.8%

Product Revenue.  We commenced selling Storage Center in February 2004. As we began shipping product, we accelerated our recruitment of channel partners and hired our sales and marketing teams. These factors led to our increase in product revenue in 2005 compared to 2004.

Product Support and Services Revenue.  Product support and services revenue increased due to the renewal of maintenance agreements by existing end users and the growth of the installed base.

Cost of Revenue and Gross Margin

Cost of revenue and gross margin and the related changes for the years ended December 31, 2004 and 2005 were as follows:

	Year Ended December 31,
	2004		2005
		%		%
		of Related		of Related	Change
	$	Revenue	$	Revenue	$	%
	(dollars in thousands)

Cost of revenue
Cost of product	$2,446	67.2%	$4,915	56.7%	$2,469	100.9%
Cost of product support and services	541	215.5	1,047	84.4	506	93.5

Total cost of revenue	$2,987	76.8%	$5,962	60.2%	$2,975	99.6%

Gross margin		23.2%		39.8%

Cost of Product Revenue.  Cost of product revenue primarily increased due to increased component hardware costs associated with our increase in product revenues.

Cost of Product Support and Services Revenue.  Cost of product support and services revenue increased due to increased salaries and employee benefits of $186,000 related to growth in our customer service and technical support headcount from four people to nine people, increased supplies expense of $64,000 and increased service fees of $193,000 charged by Anacomp.

Gross Margin.  Gross margin increased due to revenue increasing faster than cost of revenue as discussed above.

Operating Expenses and Other Income, Net

Operating expenses and other income, net and the related changes for the years ended December 31, 2004 and 2005 were as follows:

	Year Ended December 31,
	2004		2005
		%		%
		of Total		of Total	Change
	$	Revenue	$	Revenue	$	%
	(dollars in thousands)

Operating expense
Sales and marketing	$3,992	102.6%	$5,504	55.5%	$1,512	37.9%
Research and development	4,495	115.6	5,241	52.9	746	16.6
General and administrative	3,939	101.3	2,468	24.9	(1,471)	(37.3)

Total operating expenses	$12,426	319.5%	$13,213	133.3%	$787	6.3%

Other income, net	$120	3.1%	$138	1.4%	$18	15.0%

Sales and Marketing Expense.  Sales and marketing expense increased primarily due to an increase in sales and marketing headcount from 21 people to 32 people, resulting in a $960,000 increase in salaries, employee benefits and commissions, and a $119,000 increase in sales and marketing related travel and support costs. In addition, due to higher gross accounts receivable balances during 2005 and the uncertainty and collectibility of certain accounts, we recorded a $200,000 bad debt expense to increase our allowance for doubtful accounts. Increased marketing efforts led to an additional $88,000 of expense related to partner programs, trade shows and other promotional activities.

Research and Development Expense.  Research and development expense increased in 2005 primarily due to an increase in research and development headcount from 32 people to 34 people, resulting in a $405,000 increase in salaries and employee benefits. We also incurred an increase in depreciation expense of $196,000 due to higher gross asset balances, and an increase of $115,000 in supplies and prototype material costs.

General and Administrative Expense.  General and administrative expenses decreased primarily due to a decrease of $1.5 million in legal fees incurred in defending non-compete and trade secret infringement claims brought by Xiotech, which were settled in 2005. General and administrative headcount remained flat.

Other Income, Net.  Other income, net increased primarily due to increased interest income resulting from higher cash and cash equivalent balances following the closing of the Series B preferred stock financing.

Selected Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the nine quarters ended March 31, 2007. This unaudited quarterly information has been prepared on the same basis as our audited financial statements. You should read this table in conjunction with our audited financial statements and the related notes thereto included in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

	2005				2006				2007
	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31
	(unaudited)
	(in thousands, except per share amounts)

Statements of Operations:
Revenue
Product	$1,078	$2,788	$2,235	$2,569	$2,620	$5,461	$5,448	$6,467	$7,426
Product support and services	175	256	407	403	630	751	885	1,071	1,435

Total revenue	1,253	3,044	2,642	2,972	3,250	6,212	6,333	7,538	8,861

Cost of revenue
Cost of product	717	1,599	1,231	1,368	1,322	2,685	2,553	3,337	3,821
Cost of product support and services	161	262	416	208	506	812	618	838	1,082

Total cost of revenue	878	1,861	1,647	1,576	1,828	3,497	3,171	4,175	4,903

Gross profit	375	1,183	995	1,396	1,422	2,715	3,162	3,363	3,958
Operating expenses
Sales and marketing	1,072	1,276	1,251	1,905	1,759	2,465	2,798	3,540	4,058
Research and development	1,271	1,347	1,311	1,312	1,386	1,342	1,454	1,493	1,552
General and administrative	1,062	1,104	67	235	296	416	414	439	701

Total operating expenses	3,405	3,727	2,629	3,452	3,441	4,223	4,666	5,472	6,311

Loss from operations	(3,030)	(2,544)	(1,634)	(2,056)	(2,019)	(1,508)	(1,504)	(2,109)	(2,353)
Other income, net	16	52	43	27	79	57	61	119	223

Net loss	(3,014)	(2,492)	(1,591)	(2,029)	(1,940)	(1,451)	(1,443)	(1,990)	(2,130)
Accretion of redeemable convertible preferred stock(1)	5	9	9	9	9	11	6,310	—	—

Net loss attributable to common stockholders	$(3,019)	$(2,501)	$(1,600)	$(2,038)	$(1,949)	$(1,462)	$(7,753)	$(1,990)	$(2,130)

Net loss per share basic and diluted(2)	$(0.31)	$(0.26)	$(0.16)	$(0.21)	$(0.20)	$(0.15)	$(0.78)	$(0.20)	$(0.21)

(1)	See Note 5 to the notes to our financial statements for a discussion of the accretion of redeemable convertible preferred stock.
(2)	See Notes 1 and 7 to the notes to our financial statements for an explanation of the method used to calculate basic and diluted net loss per common share.

Liquidity and Capital Resources

Since our inception in March 2002, we have generated operating losses in every quarter resulting in an accumulated deficit of $43.7 million as of March 31, 2007. We have financed our operations to date primarily through issuances of preferred stock. Through March 31, 2007, we have received net proceeds of $53.2 million from the issuance of common and preferred stock. Working capital as of March 31, 2007 was $15.0 million, consisting of $22.6 million in current assets and $7.6 million in current liabilities. Working capital as of December 31, 2006 was $17.7 million, consisting of $25.3 million in current assets and $7.6 million in current liabilities. Our cash is invested primarily in money market accounts and commercial certificates of deposit with maturities less than 90 days from the date of purchase. Cash in excess of immediate operating requirements is invested in accordance with our investment policy, primarily with a goal of maintaining liquidity and capital preservation.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2006 and 2007.

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Net cash used in operating activities	$(9,352)	$(9,448)	$(8,158)	$(2,619)	$(569)
Net cash used in investing activities	(670)	(337)	(1,179)	(231)	(751)
Net cash provided by (used in) financing activities	7	7,424	22,406	7,506	(101)

Net increase (decrease) in cash and cash equivalents	$(10,015)	$(2,361)	$13,069	$4,656	$(1,421)

Operating Activities

Cash used in operating activities was $569,000 in the three months ended March 31, 2007. We incurred a net loss of $2.1 million, which included non-cash charges consisting of $253,000 in depreciation and $93,000 in stock-based compensation expense related to employees. Other uses of cash in operating activities included a decrease in accrued liabilities of $487,000 and a decrease in accounts payable of $308,000, partially offset by an increase in deferred revenue of $934,000 and a decrease in accounts receivable of $902,000. Cash used in operating activities was $2.6 million in the three months ended March 31, 2006. We incurred a net loss of $1.9 million, which included non-cash charges of $177,000, comprised primarily of depreciation. Other uses of cash in operating activities included an increase in inventories of $452,000 and an increase in accounts receivable of $275,000.

Cash used in operating activities was $8.2 million in 2006. We generated a net loss of $6.8 million, which included non-cash charges consisting of $747,000 in depreciation and $52,000 in stock-based compensation expense related to employees. Other uses of cash in operating activities included an increase in accounts receivable of $5.8 million and an increase in inventories of $981,000, partially offset by an increase in deferred revenues of $2.2 million, an increase in accounts payable of $1.1 million and an increase in accrued liabilities of $1.4 million.

Cash used in operating activities was $9.4 million in 2005. We generated a net loss of $9.1 million, which included non-cash charges of $661,000 in depreciation. Other uses of cash in operating activities included a decrease in accrued liabilities of $1.1 million and an increase in accounts receivable of $1.0 million, partially offset by an increase in accounts payable of $617,000 and a decrease in inventories of $528,000.

Cash used in operating activities was $9.4 million in 2004. We generated a net loss of $11.4 million, which included non-cash charges of $406,000 in depreciation. Other uses of cash in operating activities included an increase in accounts receivable of $1.1 million and an increase in inventories of $819,000, partially offset by an increase in accrued liabilities of $1.7 million and an increase in deferred revenues of $1.7 million.

Investing Activities

Cash used in investing activities was $751,000 in the three months ended March 31, 2007, consisting of $1.0 million for the purchase of property and equipment, partially offset by the sale of short-term investments of $258,000.

Cash used in investing activities was $231,000 in the three months ended March 31, 2006, consisting solely of property and equipment purchases.

Cash used in investing activities was $1.2 million in 2006, consisting of $921,000 for the purchase of property and equipment and the net purchase of short-term investments of $258,000.

Cash used in investing activities was $670,000 and $337,000 in 2004 and 2005 for the purchase of property and equipment.

Financing Activities

Cash used in financing activities was $101,000 in the three months ended March 31, 2007. The primary use of of these funds was stock repurchases of $117,000, offset by exercises of stock options to purchase our common stock of $16,000. Cash provided by financing activities was $7.5 million in the three months ended March 31, 2006 primarily from the issuance of Series B preferred stock in January 2006.

Cash provided by financing activities was $22.4 million in 2006, primarily from the issuance of Series B preferred stock in January 2006 with net proceeds of $7.5 million and the issuance of Series C preferred stock in September 2006, with net proceeds of $14.9 million.

Cash provided by financing activities was $7.4 million in 2005. The primary source of these funds was the issuance of Series B preferred stock in April 2005, with net proceeds of $7.4 million.

Cash provided by financing activities was $7,000 in 2004 from the exercise of stock options to purchase our common stock.

Operating and Capital Expenditure Requirements

To date, we have not achieved profitability on a quarterly or annual basis. We anticipate that we will continue to incur net losses as we continue to expand our business and build our infrastructure.

We believe the net proceeds from this offering, together with our cash balances, interest income we earn on these balances and our credit facility will be sufficient to meet our anticipated cash requirements through at least the next 12 months. If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities or enter into another credit facility. The sale of additional equity and convertible debt securities may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all.

Our forecast of the period of time through which our financial resources will be adequate to support our operations and the costs to support our sales and marketing activities and research and development activities are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our future capital requirements will depend on many factors, including but not limited to the following:

•	the revenue generated by sales of Storage Center;

•	our ability to control our costs;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual product rights, or participating in litigation-related activities; and

•	the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2006 and the effect those obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating leases	$6,046	$625	$1,637	$1,758	$2,026

Total	$6,046	$625	$1,637	$1,758	$2,026

The table above reflects only payment obligations that are fixed and determinable. Our commitments for operating leases relate to our current and former corporate headquarters in Eden Prairie, Minnesota. In November 2006, we entered into a lease agreement relating to our current corporate headquarters, which we began to occupy in March 2007. There has been no material change in these obligations since December 31, 2006 other than scheduled payments through March 31, 2007.

Credit Facility

In November 2006, we entered into a line of credit agreement with a financial institution to provide maximum borrowings of $6.0 million through March 2008. The financial institution may demand payment on this line of credit at any time, whether or not an event of default has occurred. Borrowings under the line of credit are limited by a $1.4 million letter of credit that secures a real estate lease obligation, reducing the availability on the line of credit to $4.6 million as of December 31, 2006 and March 31, 2007. Payments of accrued interest are due on the first day of each month and one final payment of the remaining unpaid balance of principal and accrued interest is due March 2008. There were no borrowings outstanding under this line of credit as of December 31, 2006 and March 31, 2007. Interest is at an annual rate of 1% plus the bank’s rate of a 90-day certificate of deposit (effective rate of 5.96% at December 31, 2006 and 5.72% at March 31, 2007). The line of credit includes various covenants; however, there are no financial covenants. We were in compliance with all covenants for the year ended December 31, 2006 and at March 31, 2007. We have pledged a certificate of deposit as collateral under the line of credit in the event of default.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure of Market Risks

Our exposure to market risk is confined to our cash and cash equivalent balances and short-term investments. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and cash equivalent balances. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of short-term and highly liquid time deposits. The time deposits in our portfolio, due to their very short-term nature, are subject to minimal interest rate risk.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN No. 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. FIN No. 48 clarifies the application of FASB No. 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements. Additionally, FIN No. 48 provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN No. 48 were effective for us in the first quarter of 2007. Adoption of FIN No. 48 did not have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, rather it is applicable under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. We are evaluating the impact that the adoption of SFAS No. 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, or SFAS No. 159. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 applies to all entities, including not-for-profit organizations. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. We are evaluating the impact that the adoption of SFAS No. 159 will have on our financial statements.

BUSINESS

Overview

We are a leading provider of enterprise-class network storage solutions that are highly scalable, feature rich and designed to be easy to use and cost effective. Our Storage Center is a Storage Area Network, or SAN, that is designed to significantly lower storage and infrastructure capital expenditures, reduce the skill level and number of personnel required to manage information and enable continuous data availability and storage virtualization. Storage Center is based on our innovative Dynamic Block Architecture, which enables users to intelligently store, recover and manage large amounts of data. We combine our sophisticated software with standards-based hardware into a single integrated solution. We believe that Storage Center is the most comprehensive enterprise-class network storage solution available today, providing increased functionality and lower total cost of ownership when compared to traditional storage systems.

According to IDC, the total market for SAN storage system hardware in 2006 was $10.7 billion, the total market for all storage software in 2006 was $9.8 billion and these markets are expected to grow at a 10.1% and 11.2% compounded annual growth rate, respectively, through 2011. We developed our Storage Center software and hardware solution to initially target small to medium size enterprises, or SMEs. We believe SMEs are acutely impacted by the proliferation of data and that their need for a scalable and cost-effective storage solution has historically been unmet.

We believe our business model is highly differentiated and provides us with several competitive advantages. We sell our products through an all-channel assisted sales model enabling us to quickly scale and cost effectively increase sales. We also employ a virtual manufacturing strategy, which significantly reduces inventory and eliminates the need for in-house and outsourced manufacturing.

Our management team has decades of storage industry experience and has founded and run other successful storage companies. We have achieved broad industry recognition for our innovative storage solution. In 2006, InfoWorld selected Storage Center as “Best SAN” and Computer Reseller News selected Compellent as “#1 Storage Standout.” Gartner, a third-party industry analyst, recently reported Compellent to be the fastest growing disk storage company in the world in 2006. A 2007 survey of midsize enterprise customers by The InfoPro, an independent research firm, showed that Compellent received the best ratings for innovation and customer satisfaction among the major SAN providers in the industry in the spring of 2007.

We have achieved strong growth to date, with revenues increasing from $9.9 million in 2005 to $23.3 million in 2006. We grew revenues from $3.3 million in the first quarter of 2006 to $8.9 million in the first quarter of 2007. Storage Center has been purchased by more than 550 enterprises worldwide, across a wide variety of industries including education, financial services, government, healthcare, insurance, legal, media, retail, technology and transportation.

Our Industry

Our industry is characterized by a number of evolving trends, several of which are particularly relevant to our business.

Growing Need for Data Storage and Management

Enterprises are storing a growing amount of data, which requires greater storage capacity and results in increased system acquisition and management costs. According to Gartner, between 2005 and 2010 storage demand, as measured by terabyte capacity, is expected to increase by 69% annually. This data growth is taxing enterprises in critical areas such as staffing, training, data and disaster recovery, capacity management, information lifecycle management, power and cooling, and regulatory compliance.

We believe that SMEs are the fastest growing segment of the storage industry. A Gartner U.S. SME survey in 2006 showed that 32% of the respondents’ total information technology budgets were allocated to storage. We believe that the major storage providers have yet to address effectively the needs of the SME market and that our differentiated product and business model will allow us to better address this market.

Storage hardware expense is a small percentage of the total cost incurred to manage and administer storage. These additional costs are generally driven by the limitations of traditional storage systems, which we believe are unable to efficiently deal with the challenges of data proliferation and management.

Evolution Toward Network-Based Technologies

There are currently three primary architectures designed to address the storage challenge: Direct Attached Storage, Network Attached Storage and SAN. Direct Attached Storage is a grouping of storage devices usable only by the server to which they are attached. As more storage and servers are added to meet demand, a Direct Attached Storage environment can cause a proliferation of server and storage “islands,” creating a significant management burden as well as inefficient utilization of capacity and performance capability. Network Attached Storage and SAN are network based solutions that were developed to address the limitations of Direct Attached Storage.

Recent Advances in Data Center Technologies

Enterprises are addressing data center complexity and inflexibility with server virtualization, a concept whereby multiple operating environments are able to share the same server infrastructure. Enterprises are adopting this technology to better utilize server infrastructure, reduce cost and power consumption and increase data center flexibility and availability. Server virtualization is another key driver of the accelerated adoption of the SAN storage architecture. Virtualized server environments require SAN storage to implement advanced functionality and virtualized SAN storage is a critical enabler for an on demand data center.

Increasingly Complex Challenges for Storage Users

Network storage architectures have opened up the possibility for multiple operating environments to share capacity, performance and management in a more cost effective manner. However, many traditional networked storage systems rely on proprietary hardware designs that not only increase expense, but also create an environment that is not easily adaptable to growth or other technologies. Traditional networked storage systems have also historically been difficult to learn, manage and integrate. Consequently, storage users continue to face significant challenges in meeting their increasing data requirements.

System Complexity

We believe that few challenges in the information technology infrastructure rival the complexity associated with storage infrastructure. Traditional storage systems generally lack an intuitive user interface and were not architected to effectively address today’s storage problems. Storage vendors have generally addressed this problem by acquiring technologies and stitching them together, often resulting in an awkward solution. Other alternatives may require the end user to integrate a patchwork of multiple point solutions to address individual problems. With traditional storage systems, even relatively simple day-to-day tasks generally become complicated, manual and time-consuming. These complexities often require enterprises to employ a larger staff with a higher level of sophistication, taking information technology resources away from strategic initiatives.

Inefficient Management of Inactive Data

Most data generated and maintained within enterprises is infrequently used or accessed. According to the Storage Networking Industry Association, 80% of data is inactive and has not been accessed within 30 days. While storing all data on the highest tier of storage, or tier one, ensures high performance, it is the most expensive solution. To reduce storage costs, many enterprises attempt to implement an information lifecycle management strategy to place data on the most appropriate tier of storage. Tier one is typically comprised of fast, expensive storage for important data and lower tiers, or tier two and three, are typically comprised of slower, lower-cost storage for less important data. Traditional storage systems are unable to effectively identify or separate inactive data. Typically, an application that runs on a server views its data on a SAN at the volume level (the C: drive on a desktop computer can be thought of as a volume). Within each volume, the application stores multiple files (documents, spreadsheets, images, PDF files, email, etc.). Each of these files is comprised of multiple groups of blocks and each block consists of 512 bytes of data. For example, a file that is 205 kilobytes in size is comprised of 400 blocks. In traditional storage systems, an application’s data is written at the block level, but there is no additional information about how these blocks of data are being used by the application. In order to automate and optimize data classification and management in a tiered environment, the storage system must capture information about the data at a block level. Because traditional storage systems have not been designed with this capability, they manage data at the file or volume level, which is time consuming, requires manual classification and movement of data and potentially requires the information technology staff to learn multiple systems and interfaces.

A good example is email based applications. An individual’s entire email data (calendar, inbox, sent items, deleted items, attachments, etc.) are contained in one single file. All of this data does not require equal performance, reliability and frequency of access, yet traditional storage systems place all of this information on the same tier, leading to significant inefficiencies in managing the large majority of data.

Need for Comprehensive Data Recovery Capabilities

Rapid restoration of damaged or deleted files is a critical requirement for every enterprise. Information technology departments typically spend significant resources using tape backup systems to address this need. Recovery attempts from tape-based systems are prone to failure because these systems are inherently fragile. Further, verifying the accuracy of data written onto tape is a manual and expensive task. Information technology managers often forgo this lengthy process and instead assume data has been properly stored. Errors in backed-up data are often only found when the data needs to be recovered, by which time the data may be lost forever.

Many enterprises are using snapshot technology (“freezing” data at a point in time) to supplement recoverability from daily tape backups. However, typical snapshot solutions are generally difficult to manage, consume excess storage space, are limited in the number and frequency of snapshots, require skilled administrators to implement and may take a long time to restore back into use when needed.

Ineffective Disaster Recovery Options

There is a growing awareness of the need for disaster recovery for enterprises of all sizes. According to the 2007 AT&T Business Continuity Study, 34% of SMEs and 21% of large enterprises surveyed did not have a business continuity plan and only 15% of the enterprises surveyed believed that their business continuity systems were sufficient. Traditional storage disaster recovery alternatives have architectural limitations and are inflexible, costly, require additional infrastructure and are difficult to scale and implement. Some of these deficiencies include replication of allocated but unused space, the requirement for identical hardware at all locations, expensive protocol converters, difficult and time consuming data recovery and multiple management consoles.

Furthermore, most enterprises that have deployed storage disaster recovery strategies are not able to adequately test their systems, due to the technical and logistical complexity involved. Testing the storage disaster recovery plan generally entails taking the entire network offline, performing the test and then reinitializing and re-synchronizing data and network systems. This is a high risk, labor intensive and disruptive endeavor, and is, therefore, attempted infrequently.

Inefficient Storage Utilization

With traditional storage systems, administrators generally choose to purchase, allocate and manage capacity in anticipation of future storage requirements due to the difficulty in expanding capacity, resulting in oversized and underutilized data volumes. Once storage capacity has been allocated to an application or user, it becomes unavailable for other uses, even though no actual data may be stored in the allocated space. We believe that, as a result, a majority of most enterprises’ storage capacity is inefficiently allocated, which often leads to enterprises spending more on disk capacity.

Less Effective Server Virtualization

According to IDC, from 2005 to 2010, the number of virtual server shipments is expected to grow at an annual rate of 41.4% from 1.4 million to 7.9 million. In order to get advanced functionality from virtualized servers, such as the ability to move workloads between servers, information technology organizations must deploy SAN storage.

However, traditional SAN systems are not designed with the flexibility and feature set to take full advantage of the benefits of server virtualization.

Risk of Technology Obsolescence

Network storage systems are an important technology and have seen rapid change and development since their introduction. Enterprises generally face significant replacement capital expenditures if their system is not flexible enough to scale or effectively integrate advances in network storage technologies, including disk drive (fibre channel, SATA, FATA, SAS), switching (1GB/2GB/4GB fibre channel, iSCSI), and network interface (fibre channel and iSCSI) technologies. The problem is not only the difficulty in integrating these technologies, but also ensuring interoperability within a single solution. Many traditional network storage systems rely on proprietary hardware designs that not only increase expense, but also create an environment that is not easily adaptable to growth or other technologies. In many cases, enterprises experience incremental costs and downtime if they desire to utilize other technologies or add capabilities or capacity to their storage system.

Need for an Efficient Storage Solution

Enterprises require a storage solution that simplifies the management of their growing storage infrastructure, while reducing costs, increasing uptime, improving performance and increasing flexibility. We believe current SAN solutions are generally expensive and complex, requiring significant up-front investment and even more in personnel and software costs to maintain them on an ongoing basis. Larger enterprises have deployed traditional storage systems and have mitigated certain of the shortcomings and complexity of such solutions by applying their significant monetary and technical resources. We believe that SMEs require a storage solution that is easy-to-use, feature rich, scalable and affordable, a combination that we believe is not offered by the traditional providers of storage systems.

The Compellent Solution

Compellent was founded by a team of storage industry veterans with the vision of delivering a highly scalable, feature rich, easy to use and cost effective SAN for enterprises. We believe Storage Center is the only commercially available solution that provides a point-and-click graphical user interface, automated tiered storage, integrated data and disaster recovery, efficient thin storage provisioning, storage virtualization and the flexibility to effectively combine advances in storage technologies into one integrated solution.

Innovative Architecture

The foundation of our solution is our Dynamic Block Architecture, which utilizes block-level intelligence to improve the movement, placement and access of data at a level of granularity that delivers significant improvements in the cost, administration and recovery of data.

Compellent’s Dynamic Block Architecture records and tracks specific information about an application’s data at the block level, the lowest level of data granularity within any storage system. Dynamic Block Architecture allows Storage Center to record and track specific information about each block of data in a given enterprise network. This information about the data, or metadata, provides Storage Center with intelligence on how each block is being used. The metadata Storage Center gathers can be extensive, including access frequency, performance and availability characteristics. Storage Center combines metadata with our sophisticated data movement engine, enabling enterprises to take a more intelligent approach to storing, recovering and managing data in an integrated automated solution. Because of our innovative approach to managing data within a storage system, Storage Center provides significant cost and time saving feature advantages to our end users.

Storage Center delivers enterprise storage capabilities through an integrated suite of software applications that are offered in a modular fashion, so that enterprises can modify the solution to meet their changing requirements. Building on Compellent’s Dynamic Block Architecture, Storage Center software applications intelligently improve data movement and access at the block-level, increasing utilization, automating tiered storage, simplifying replication and speeding data and disaster recovery.

Storage Center’s standards-based hardware platform enables flexibility and scalability with a no single point of failure architecture. Storage Center’s architecture is designed to enable rapid deployment and expansion of storage without disruption of service. Furthermore, Compellent’s standards-based approach enables enterprises to be technology neutral, adopting new hardware technologies to adapt to evolving business requirements.

Storage Center Directly Addresses Today’s Storage Challenges

We believe Storage Center is a highly sophisticated and easy to use system that addresses the challenges faced by today’s storage users in one integrated solution.

Simplified Storage Management

We designed Storage Center to reduce the complexity associated with traditional storage systems. Our intuitive interface and integrated architecture enables even less sophisticated users to accomplish advanced storage tasks in minutes, by automating manual, time-consuming storage management tasks, such as volume provisioning, tiering, disaster recovery and boot from SAN. This enables enterprises to more efficiently deploy their information technology resources. According to an end user study commissioned by us and conducted by Enterprise Strategy Group, an independent third-party consultant, 98% of our end users surveyed were able to manage their SAN in three hours or less per week, while only 31% of other storage system users surveyed were able to do so. We believe that enterprises could purchase and integrate a number of different hardware and software products and still not achieve the functionality of Storage Center.

Automated, Cost-Effective Management of Inactive Data

Storage Center offers automated tiered storage technology based on the block level intelligence provided by our Dynamic Block Architecture. With information about access frequency at the block level, Storage Center automatically moves inactive blocks of data to lower cost tiers of storage. Our solution allows for automatic movement of blocks of data between tiers of high cost, high performance storage and tiers of lower cost storage based on access frequency and other parameters. Traditional storage systems do not gather information about blocks of data that would enable them to implement tiered storage with this level of functionality. As an example, an end user’s entire email database (calendar, inbox, sent items, deleted items, attachments, contacts, etc.) is contained in one single file, yet all of this data does not require equal performance, reliability, and frequency of access. Traditional storage systems store this entire file on one storage tier. With Storage Center, enterprises have the flexibility to put the frequently accessed items (such as the majority of a user’s inbox) on a faster tier of storage, and inactive items (such as almost all of a user’s sent and deleted items) on a less expensive tier of storage.

Storage Center users maintain the ability to establish the parameters under which tiering will be performed through a simple intuitive graphical user interface. With over 80% of customers’ data inactive, we believe Storage Center’s automated tiered storage can result in significant cost savings for end users.

Rapid Data Recovery

Using Storage Center, storage administrators can typically recover and allocate any size volume to any server in seconds, without the constraints of traditional recovery methodologies. Using a simple point-and-click interface, administrators can quickly recover data in the event of disruption. Storage Center’s advanced architecture enables the creation of significantly more snapshots, while consuming minimal storage space as Storage Center only captures data changes at the block level. The time intervals between snapshots on Storage Center are significantly shorter than traditional storage systems, providing many more recovery points and greater recovery precision. Storage Center’s architecture enables enterprises’ storage administrators to use snapshots as the first line of defense in data recovery, reducing the frequency of saving data to tapes.

Affordable and Reliable Disaster Recovery

We designed our replication technology to consume less disk space and require less bandwidth and management oversight than traditional storage solutions, which we call thin replication. Storage Center’s thin replication application sends only written data during the initial site synchronization process instead of the allocated but unused space sent by other commercially available replication technologies. For ongoing replication, Storage Center’s thin replication application transfers only the changed data, consuming less space and lowering bandwidth costs. Storage Center eliminates the need for expensive protocol converters, provides the ability to prioritize replication across applications, enables multi-site replication using different hardware configurations and reduces the amount of data that needs to be sent to the replication site. Enterprises using Storage Center can easily set-up a remote replication solution, typically in just a few minutes. The simplicity and robustness of Storage Center’s disaster recovery solution makes it attractive for a range of end users from those with limited technical sophistication to large enterprises with significant technical know-how. One of the most important differentiators of Storage Center is its ability to test disaster recovery systems seamlessly and without disruption of service. We believe Compellent offers the only commercially available SAN solution that provides this level of capability.

Efficient Storage Utilization

Compellent’s thin provisioning technology is designed to maximize storage utilization. Thin provisioning describes a storage system’s ability to provision (or “allocate” to an application) more storage space than is physically in the system. With thin provisioning, end users can allocate more applications on less physical storage space, which increases the utilization rate of the physical storage space installed and requires fewer disk drives. Because of Dynamic Block Architecture, Storage Center only consumes physical disk capacity when data is written by an application or user, as opposed to allocating physical capacity to users and applications upfront. We believe this capability significantly reduces an end user’s total cost of ownership by enabling them to defer or avoid additional spending on storage until the capacity is required, if ever. Storage Center enables end users to allocate capacity at a much more granular level than traditional storage systems. Storage Center also enables power and cooling savings, improved performance, data availability and storage utilization, while automating many of the tasks associated with capacity planning.

Enabling the Virtualized Data Center

Compellent’s advanced storage virtualization technology enabled by Dynamic Block Architecture enables end users to create an efficient shared storage pool. This pool can be comprised of any combination of the disk drive technologies that Storage Center supports and enables any application to access all drives in the system. Storage Center dynamically distributes workloads across the entire pool, automatically improving utilization of storage resources for applications. The result is a significant improvement in storage utilization, performance, flexibility and cost for end users.

Compellent’s approach to storage virtualization complements server virtualization technologies. End users realize similar benefits from Compellent’s storage virtualization features as they do from server virtualization, including reduced hardware costs, high utilization of assets and simplified management. When combined with the growing adoption of server virtualization by enterprises of all sizes, we believe our storage virtualization leads to a more cost effective, flexible and high performing virtual data center.

Reducing Technology Risk

Compellent’s hardware architecture is designed to mitigate our end users’ technology risk. Storage Center enables users to simultaneously utilize any combination of our various standards-based hardware options and/or connectivity platforms and easily adopt new technologies as they become available. Storage Center offers disk independence, enabling end users to use any combination of Fibre Channel, Mid-Tier Fibre Channel or Serial ATA disk in one virtualized storage pool. Storage Center’s virtualization engine enables end users to access the full capacity of all the drives in the system, even if they mix drive types. Similarly, Storage Center provides server connectivity independence, supporting both Fibre Channel and iSCSI protocols in the same system, which gives end users more flexibility. As our users’ storage needs expand, Storage Center’s modular design enables them to seamlessly add the appropriate technology without discarding current hardware and software investments.

Highly-Efficient and Scalable Business Model

We believe our business model is highly differentiated and gives us a competitive advantage. Key elements of our business model are virtual manufacturing, a standards-based hardware architecture and assisted selling through an all-channel approach. We believe these combined strategies create a highly efficient and scalable business model that enables us to grow our end user base, significantly reduce operating costs and improve capital efficiency.

Virtual Manufacturing

Our virtual manufacturing model incorporates standards-based hardware architecture, thereby eliminating the need for in-house or outsourced manufacturing operations. The different standards-based hardware components of our solution are provided by our suppliers. These components are custom configured, shipped, merged in transit and delivered to the end user as one order. This is the process we call virtual manufacturing. This model significantly reduces our working capital needs and eliminates the need for maintaining assembly facilities, production inventory, warehouses or complex outsourced manufacturing relationships. By working with large suppliers and utilizing standards-based hardware architecture, we are able to scale rapidly with reduced capital outlay.

Standards-Based Hardware Architecture

Our hardware approach enables us to offer the best industry-standard hardware technology that suits the needs of our end users. Since we use hardware components that are tested extensively and shipped in high volumes by the manufacturers, our end users achieve high quality and low cost. This model enables us to focus our research and development efforts on our software core competencies to design and develop advanced software functionality at reasonable costs.

All-Channel Assisted Sales Model

We employ an all-channel assisted selling model through value-added resellers, which we refer to as channel partners. Unlike other enterprise storage vendors who utilize resellers for distribution but may also compete with them through direct sales, our business model motivates our channel partners and significantly reduces our sales expense. By leveraging the customer reach, technical expertise and industry knowledge of our channel partners, we believe that we are able to market to a significantly larger set of end users more effectively and at lower cost than we could with our own direct sales force. We have built a strong internal sales team to assist our channel partners with, among other things, executive sales calls, service and support offerings, product matter expertise, configuration and pricing, joint sales calls, product demonstrations and design assistance. We believe this model provides us high visibility of demand for Storage Center and quick market entry. We further believe our close working relationship with channel partners and end users enables us to better understand end user needs.

Our Strategy

Our goal is to be the leading provider of feature rich, easy to use and cost effective storage solutions for enterprises of all sizes. Key elements of our strategy include:

•	Extend Our Technology Leadership and Product Depth and Breadth. We intend to further enhance our current Storage Center solution by increasing our feature set and service offerings to further address end user needs.

•	Increase Market Share in the SME and Large Enterprise Markets. We initially targeted the fast-growing SME market. Storage Center is also being used by large enterprises, such as large financial services institutions and the federal government, due to its scalability and functionality. We intend to work with our channel partners to grow our business in both of these markets.

•	Increase Number of Channel Partners, Industry Verticals and Geographic Markets. We intend to continue to broaden our relationships with our channel partners and develop sales channels in additional geographies and industry verticals through both new and existing channel partners.

•	Broaden and Develop Strategic Relationships. We plan to expand our existing relationships and develop new relationships with leading technology and distribution partners, including hardware vendors such as switch, connectivity, disk and server vendors, as well as software providers such as operating system, application, server virtualization and database providers. We believe that these strategic relationships will enable us to provide enhanced solutions that will expand our addressable market, increase sales of our systems through joint selling and marketing arrangements and improve our insight into emerging industry trends.

•	Realize Upgrade Revenue From Customer Base. Storage Center has been purchased by more than 550 end-users worldwide. We have designed Storage Center to enable users to incrementally add software and hardware features and capacity as their needs grow. We have been able to realize significant revenue from existing end users growing or upgrading their systems. We intend to grow our upgrade revenue by marketing additional functionality, capacity upgrades and replication systems to our end users.

•	Capitalize On Scalable Business Model. We intend to capitalize on our business model as we grow our business. We believe our strategy of using virtual manufacturing, standards-based hardware and an all-channel sales model will enable us to scale rapidly, without incurring significant capital expenditures while gaining significant operating leverage.

Our Technology

We have designed a highly scalable, enterprise-class storage solution with an intelligent software architecture, advanced storage virtualization capabilities and a modular, standards-based hardware platform. Storage Center is designed to work with most server operating systems in use today (Apple, AIX, HP-UX, Linux, NetWare, Solaris and Windows) without installing additional server software. We believe these underlying technologies enable Storage Center to overcome the limitations of traditional storage systems and operate as a fully integrated solution managed through a single, intuitive, user interface.

Dynamic Block Architecture

The foundation of Compellent’s solution is our Dynamic Block Architecture, which utilizes block level intelligence to improve the movement, placement and access of data with a level of functionality that delivers significant improvements in the cost, administration and recovery of data. Dynamic Block Architecture enables us to record and track specific information about each block of data in a given system. This information about the data, or metadata, provides Storage Center with intelligence on how each block is being used. The metadata Storage Center gathers can be extensive, including access frequency, performance and availability characteristics. Storage Center combines metadata with our sophisticated data movement engine, enabling enterprises to take a more intelligent approach to storing, recovering and managing data in an integrated automated solution. Because of our innovative approach to managing data within a storage system, Storage Center provides significant cost and time saving feature advantages to our end users.

Advanced Storage Virtualization

Storage Center accelerates data access by spreading read/write operations across all disk drives so multiple requests are processed in parallel. This is known as storage virtualization, where the physical drives are abstracted from the logical view of the data that the end user sees. Storage Center removes the limitations of physical drives by aggregating them into logical, virtual volumes. Storage Center’s advanced virtualization technology manages all disk space, even across disparate technologies, as a centralized pool, and when demand increases, end users can simply add physical drives without downtime. This centralized pool of storage simplifies capacity planning for end users, who no longer need to map physical disk drives to dedicated servers and can provision logical volumes from a single storage pool without restrictions.

Storage Center’s virtualization technology removes the concept of dedicated disk drives for servers, applications and users, treating blocks as the basic resource managed by the system and intelligently placing these blocks across disk drives in a virtualized environment.

The following graphic illustrates how Compellent’s storage virtualization stripes data across all drives providing significant feature advantages over traditional SAN approaches.

Standards-Based Hardware Platform

Storage Center’s standards-based architecture enables the ongoing adoption of new storage technologies, without forcing enterprises to replace or discard their existing hardware and software investments. This architecture enables end users to mix and match server interfaces and disk drive technologies, simultaneously supporting Fibre Channel and/or iSCSI server connections, and any combination of Fibre Channel, Mid-Tier Fibre Channel and/or Serial ATA disk drives. As part of a complete storage solution, we also provide switches, host bus adapters, drive enclosures and controllers.

Storage Center’s modular hardware architecture enables users to add capacity, connectivity and performance incrementally to match demand, rather than purchasing resources upfront that may never get used. Organizations can scale capacity from one to hundreds of terabytes on a single integrated platform, expanding hardware and upgrading software online without disruption or downtime.

We have architected Storage Center for high availability by striping data across all nodes in a cluster so that, if one node fails, the other nodes can perform the requested function, thereby preventing any single point of failure. Dual paths from controllers to disk drives, redundant power and fans, and controller failover support with a single or dual host bus adapters are designed to enable continuous data access. Controllers can be clustered but are connected independently and fail over without additional software, even with a single server connection.

Our Products

Building on our Dynamic Block Architecture, Storage Center’s integrated suite of software applications dramatically improve utilization, automate tiered storage, streamline storage administration and speed data and disaster recovery. A base configuration of Storage Center typically includes a controller, disk enclosure, disk drives, connectivity hardware, Storage Center Core software and Dynamic Capacity. Most users also purchase Data Instant Replay with their initial order. Based on their capacity or functionality requirements, users can add hardware or software modules to complete their solutions. We believe that Storage Center’s software products offer the following key benefits:

Product	Key Benefit
Storage Center Core (includes Graphical User Interface)	Provides storage virtualization and speeds both common and complex storage tasks by reducing the time and effort required for many complex functions into a few simple point-and-click steps.
Data Progression — Automated Tiered Storage	Automatically classifies and migrates data at the block-level to the appropriate tier of storage based on frequency of access.
Data Instant Replay — Continuous Snapshots	Creates any number of space-efficient copies of data that deliver nearly instant recovery from data hazards without the limitations of traditional snapshots.
Server Instant Replay — Boot from SAN	Automates booting and recovering servers from the SAN by taking and storing space-efficient copies.
Remote Instant Replay — Thin Replication	Replicates space-efficient copies between primary and remote data centers to deliver nearly instant disaster recovery without the traditional cost or complexity.
Dynamic Capacity — Thin Provisioning	Maximizes storage utilization by only consuming physical disk space when data is written by the application, as opposed to allocating capacity upfront.
Enterprise Manager — Storage Resource Management	Enables multi-site and multi-system management from a single console with a suite of advanced storage resource management and reporting features.

Single, Intuitive Management Interface

All of Storage Center’s software applications are managed through a single unified interface that spans our entire set of technologies, capabilities and configurations. An intuitive point-and-click approach enables rapid set up and installation and reduces the need for training and specialized storage skills.

Complex allocation, configuration and administration functions can be easily accomplished with a point and click interface, that we call wizards, that guide the process and expand the capabilities of a single administrator. Storage consumption and usage trends are instantly monitored and displayed. Users can manage individual or multiple systems from the same interface.

We believe Storage Center’s wizard-driven interface is easy to use, speeding both common and complex storage tasks by reducing the time and effort required for many complex functions into a few simple point-and-click steps. Users can accomplish advanced storage tasks in just minutes, including implementing information lifecycle management in a single step, provisioning volumes, automating capacity planning, creating and expiring snapshots, deploying and testing disaster recovery and administering their entire storage environment.

Data Progression (Automated Tiered Storage)

Storage Center’s Data Progression application automatically classifies and migrates blocks of data based on user selected policies. For instance, data can be migrated to the appropriate tier of storage based on usage, retaining frequently accessed data on high-performance storage and storing infrequently accessed data on lower cost storage. Users can configure storage tiers based on technology, performance, RAID level and redundancy. Storage Center’s block-level intelligence allows blocks of data to move both up and down tiers of storage for appropriate placement over time based on frequency of access.

A good example is medical imaging applications, which are storage intensive. All of the data associated with these applications does not require equal performance, reliability and frequency of access. With Data Progression technology, end users are able to automatically place the active images on the highest tier of storage and the inactive images on lower cost storage. The following graphic illustrates how our Data Progression application moves blocks of data between disk storage tiers based on frequency of access.

Data Instant Replay (Continuous Snapshots)

Storage Center’s Data Instant Replay application creates space-efficient copies of data, called Replays, that enable rapid recovery from data hazards, creation of test environments and duplication of boot volumes. Replays are created without an initial clone and contain only written data, rather than the allocated but unused storage typical in traditional storage systems. After the Replay creation, only the changed data blocks are stored, resulting in greater space savings. End users are able to create and store more Replays without consuming excess storage capacity or negatively impacting performance. Every Replay can be converted to a readable and writeable volume that can be quickly mapped to any server.

End users can create Replays at multiple time intervals and keep those Replays as long as required. With Replays, end users are able to create more recovery points, which can reduce potential data loss and dependence on tape backups by allowing recovery to be targeted as close as possible to the time before the failure occurred. Replays automatically expire after a user-specified time and space is automatically returned to the shared storage pool. Storage Center’s intuitive interface typically enables users to create a manual Replay in less than five seconds and recover a Replay in less than ten seconds. Additionally, Replays can be initiated directly by end user applications. The diagram illustrates a virus impacting a production volume and how Data Instant Replay enables the user to go back to a previous version easily.

Server Instant Replay (Boot from SAN)

Storage Center’s Server Instant Replay application integrates with Storage Center’s Data Instant Replay application to provide snapshots of server boot images that are stored and booted from a SAN instead of from local disks. This capability enables end users to deploy diskless servers and significantly simplifies server management.

Each new boot image is created by taking a Replay of the initial boot image, which includes pointers to the original “gold” image rather than creating a duplicate copy of equal size. These space-efficient Replays consume significantly less space per boot image as compared to traditional storage systems, reducing overall capacity requirements. An intuitive wizard automates the set-up, management and restoration process, enabling end users to simply provision and recover servers.

The following graphic illustrates multiple diskless servers using Compellent storage as their boot volume. Each server’s boot image is shown as a relatively small amount of data since they share a common gold image. If one of the diskless servers were to fail, the user can quickly boot the Hot Spare/Test Server from the failed servers, boot the image and quickly get back into production.

Remote Instant Replay (Thin Replication)

Storage Center’s Remote Instant Replay application creates any number of space-efficient Replays between primary and remote data centers without a pre-allocation of space. This granularity enables shorter recovery intervals, enabling end users near instant recovery from any point in time.

Replication can be synchronous or asynchronous and can be enabled in bi-directional, point-to-point or multi-point configurations. System configurations can be different between primary and remote locations, but all sites are active and available for recovery. Storage Center’s hardware ships with a native iSCSI interface, allowing our system to replicate over long distances using existing Ethernet networks. We support both IP-based and Fibre Channel replication.

Remote Instant Replay improves bandwidth utilization by only sending written data during the initial site synchronization process, instead of the allocated but unused space sent by other replication technologies. Remote Instant Replay then transfers only the changed data, consuming less space and lowering bandwidth costs. Replay data de-duplication ensures the same block of data is not sent twice.

With Remote Instant Replay’s bandwidth simulation, users can accurately estimate bandwidth requirements upfront based on actual data, improving the initial bandwidth purchase. Ongoing bandwidth shaping enables users to customize transfer rates based on link speed, time of day and replication priority.

Storage Center’s intuitive interface also enables users to test and verify disaster recovery online. There is no need to bring systems down to test disaster recovery readiness. A replication can be setup in as few as six clicks and replication templates can be created without complex scripting, reducing overall management requirements. This streamlined replication management is designed to allow recovery from a disaster in seconds with a single click disaster declaration.

The following graphic illustrates how Remote Instant Replay keeps data consistent between multiple sites by replicating point in time Replays that can be used to test disaster recovery plans. It also illustrates how transmission costs can be minimized by only sending changed blocks of data, and implementing a data de-duplication process that ensures the same block is not sent twice.

Dynamic Capacity (Thin Provisioning)

Storage Center’s Dynamic Capacity application consumes physical disk space only when data is written by the application, as opposed to traditional storage systems, which require users to allocate potential needed capacity upfront. This enables Storage Center’s end users to reduce storage purchases and add capacity only when needed. With Storage Center, maximum capacity does not have to be fixed on a per volume basis; volumes can easily be created and expanded online without disruption or downtime. Continual automated monitoring and alerts of allocated, used and physical storage enable administrators to ensure that the appropriate physical storage space is available when it is actually needed. Due to Storage Center’s use of Dynamic Capacity’s thin provisioned volumes, Storage Center increases the performance of volume-based operations such as rebuilds, copies, backups and replications.

The graphic below illustrates how thin provisioning reduces the amount of storage required in Compellent’s SAN by only allocating physical storage to a volume when data is written. Traditional SANs allocate physical storage upfront, which can lead to low storage utilization.

Enterprise Manager (Storage Resource Management)

Enterprise Manager is designed to enable all local and remote Storage Center systems to be monitored and managed using a single console, providing a complete, centralized view of all aspects of an enterprise’s storage environment and enabling a single administrator to monitor multiple systems. System reports present storage resource management information, including summaries for capacity utilization, performance, replications and events. Users can view storage capacity utilization and performance on all systems over any period of time, including summaries from the last week, month or year.

Our Services

Our Copilot Service is a comprehensive customer service and technical support program that integrates installation services, a single point of contact call center, hardware and software maintenance, and onsite field services to enable reliable service delivery and execution for Storage Center end users. Copilot Service provides the convenience of one contract and a single point of contact to address Storage Center hardware or software issues.

Support activities are dispatched 24x7 by highly skilled and trained staff, and Compellent’s channel partners can monitor service issues via a secure, online tracking system. Copilot Service utilizes Storage Center’s integrated “PhoneHome functionality” to alert users to potential systems issues via scheduled or event-based notifications. Onsite hardware repair services are delivered through Anacomp, Inc., a global field service force of trained technicians, dispatched via a 24-hour call center with access to local exchange parts depots.

Our installation services speed time to deployment with on-site configuration and implementation. Our training services improve system understanding and operation through instruction in system administration and management. Our professional service offerings provide access to our technical experts in storage administration, management and troubleshooting, without requiring staff overhead for the end user. These services include regularly scheduled reviews, system health checks and evaluations as well as advanced configuration and software support.

End Users

Storage Center has been purchased by more than 550 enterprises worldwide in a variety of industries, including accounting, agriculture, automotive, construction, education, entertainment, financial services, food services, government, healthcare, insurance, legal, manufacturing, media, real estate, retail, scientific, technology, telecommunications, transportation and travel. In 2006, no single end user accounted for more than 10% of our revenue.

Distribution Channel and Marketing

We currently sell Storage Center primarily to SMEs through our all-channel assisted sales model. We provide our end users with SAN solutions through our channel partners, who our end users rely on to address their enterprise-class networking and storage needs. We selectively recruit value-added-resellers to join our channel partner network. We have built a strong internal sales team to train and assist our channel partners with, among other things, executive sales calls, service and support offerings, product matter expertise, configuration and pricing, joint sales calls, product demonstrations and design assistance. In addition, we currently maintain a small team of installation professionals to assist channel partners and end users in installing our products.

In 2004, 2005 and 2006, our top ten channel partners accounted for 81%, 70% and 53% of our revenue, respectively, and for the three months ended March 31, 2006 and 2007, our top ten channel partners accounted for 63% and 58% of our revenue, respectively. No channel partner accounted for more than 10% of our revenue in 2004, 2005 and 2006.

In March 2005, we entered into a marketing agreement with AMEX, Inc., an export firm, pursuant to which we granted AMEX exclusive distribution rights to resell Storage Center to resellers and end users internationally, except Canada. AMEX agreed to use its best efforts to further the promotion, marketing and sale of Storage Center. The marketing agreement is renewable on an annual basis each March. In the event we elect not to renew the marketing agreement, we must continue to pay AMEX a commission based on international sales for a period of two years following termination.

Virtual Manufacturing

Our virtual manufacturing model incorporates standards-based hardware architecture, thereby eliminating the need for in-house and outsourced manufacturing operations. The different standards-based hardware components of our solution are provided by our suppliers. These components are custom configured, shipped, merged in transit and delivered to the end user as one order. This is the process we call virtual manufacturing. This virtual manufacturing and integration approach enables us to focus resources on the design, development and marketing of Storage Center.

We currently rely on a limited number of suppliers for components such as system controllers, enclosures, disk drives and switches utilized in the assembly of Storage Center and do not have long-term supply contracts. In particular, we rely on Bell Microproducts, Inc., a value added distributor, to provide us with customized system controllers, which Bell Microproducts generally obtains from Supermicro Computer, Inc. We also rely on Xyratex Corporation, a provider of data storage subsystems, to provide us with custom enclosures and disk drives. Xyratex purchases most of the disk drives that it supplies to us from Seagate Technology, Inc. This model significantly reduces our working capital needs and eliminates the need for maintaining assembly facilities, production inventory, warehouses or complex outsourced manufacturing relationships. We work closely with our suppliers to lower component costs and improve quality. By working with large suppliers, we are able to scale rapidly with limited capital expenditures. We maintain relatively low inventory, generally only for repairs, evaluation and demonstration units, and acquire components only as needed. We do not enter into long-term supply contracts for these components.

Research and Development

We believe that our future success depends in part on our ability to introduce enhancements to Storage Center and to develop new applications for both existing and new markets. Our research and development efforts are directed largely to the development of additional enterprise-class network storage solutions demanded by our channel partners and end users. We have assembled a team of highly skilled engineers who have expertise in designing and developing enterprise-class SANs. Our research and development group is located in Eden Prairie, Minnesota. As of March 31, 2007, we had 40 employees in the research and development group. Our research and development expenses were $4.5 million in 2004, $5.2 million in 2005, $5.7 million in 2006 and $1.6 million in the three months ended March 31, 2007.

Competition

We compete with numerous domestic and international companies, most of which have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. A number of very large corporations have historically dominated the storage market. We consider our primary competitors to be companies that provide SAN products, including a number of established public companies, such as Dell, Inc., EMC Corporation, Hewlett-Packard Company, Hitachi Data Systems Corporation, IBM and Network Appliance, Inc., and a number of private companies, such as 3PAR, Inc., EqualLogic, Inc., Xiotech Corporation and others. Some of our competitors, including EMC and Network Appliance, have made acquisitions of businesses that allow them to offer more directly competitive and comprehensive solutions than they had previously offered. We expect to encounter new competitors as we enter new markets as well as increased competition, both domestically and internationally, from other established and emerging storage companies, original equipment manufacturers, and from systems and network management companies. In addition, there may be new technologies that are introduced that reduce demand for, or make our, storage solution architecture obsolete.

We believe that the principal competitive factors affecting the data storage market include such storage system attributes as:

•	functionality;

•	scalability;

•	performance;

•	ease of use;

•	system reliability and availability; and

•	cost efficiency in acquisition, deployment and ongoing support.

We believe that we compete favorably with our competitors on the basis of these factors. However, potential end users may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Our success will also depend on utilizing new and proprietary technologies to offer products and features previously not available in the marketplace. If we fail to continue to compete favorably, our business will be harmed.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections.

We have eight pending patent applications in the United States, two patent applications filed pursuant to the Patent Cooperation Treaty and four pending foreign patent applications. Our pending patent applications relate to Dynamic Block Architecture storage processing and other SAN concepts. We focus our patent efforts in the United States, and, when justified by cost and strategic importance, we file corresponding foreign patent applications in strategic jurisdictions such as Asia and Europe. Our patent strategy is designed to provide a balance between the need for coverage in our strategic markets and the need to maintain costs at a reasonable level.

We do not know whether any of our patent applications will result in the issuance of any patents or whether the examination process will require us to narrow the scope of our claims. To the extent any of our applications proceed to issuance as a patent, any such future patent may be opposed, contested, circumvented, designed around by a third party, or found to be invalid or unenforceable. In addition, our future patent applications may not be issued with the scope of the claims sought by us, if at all, or the scope of claims we are seeking may not be sufficiently broad to protect our proprietary technologies. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around patents owned or licensed by us. If our products are found to conflict with any patent held by third parties, we could be prevented from selling our products or our patent applications may not result in issued patents.

In addition, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, end users and channel partners. We rely in part on U.S. and international copyright laws to protect our software. All employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship. We cannot provide any assurance that employees and consultants will abide by the confidentiality or invention assignment terms of their agreements. Despite our efforts to protect our intellectual property through patents, trademarks and confidentiality agreements, unauthorized parties may copy or otherwise obtain and use our software and proprietary technology.

Our Storage Center suite of products utilizes eCos, an “open source,” royalty-free, real-time operating system intended for embedded applications. eCos is released under a modified version of the well-known GNU General Public License. Open source software is generally made available to the public by its authors and/or other third parties under licenses, such as the GNU General Public License, which impose certain obligations on licensees in the event such licensees make derivative works of the open source software.

Third parties have sent us letters offering to license their patents, and they and others could claim that our products or technologies infringe their proprietary rights. The SAN industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that the potential for infringement claims against us may further increase when we become a public company as the number of products and competitors in our market increase. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from other third parties. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

Litigation in this industry is often protracted and expensive. Questions of infringement in the SAN industry involve highly technical and subjective analyses. Any claim of infringement from a third party, even those without merit, could cause us to incur substantial costs defending against such claims, and could distract our management from running our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling Storage Center. In the event we receive an adverse result in any litigation, we could be required to pay substantial damages, cease sale of products, expend significant resources to develop alternative technology and discontinue the use of processes requiring the relevant technology. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all.

In addition, litigation may become necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. The results of any litigation are inherently uncertain. Any successful infringement claim or litigation against us could have a significant adverse impact on our business. Alternatively, we may be required to develop non-infringing technology, which would require significant effort and expense and may ultimately not be successful.

We may also be required to seek licenses under patents or intellectual property rights owned by third parties. However, we cannot be certain that third parties will offer licenses to us or that the terms of any licenses offered to us will be acceptable. If we fail to obtain such third-party license for our products, we could incur substantial liabilities or be forced to suspend sales of our products.

Backlog

Sales of Storage Center are generally made pursuant to purchase orders. Storage Center is configured to customer specifications and generally delivered shortly after receipt of the order. As a result, we operate with very little order backlog. Since orders constituting our current backlog are subject to changes in delivery schedules or cancellation with limited or no penalties, we believe that the amount of our backlog is not an accurate indication of our future revenues.

Employees

As of March 31, 2007, we had 153 employees, which included 40 employees in research and development, 75 in sales and marketing, 27 in customer and technical services, 6 in administration and 5 in manufacturing. None of our employees is represented by a labor union and we consider current employee relations to be good.

Facilities

Our principal executive offices are located in a leased facility in Eden Prairie, Minnesota, consisting of approximately 56,000 square feet of office space under a lease that expires in February 2014. This facility accommodates our principal engineering, sales, marketing, operations and finance and administrative activities. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs.

Legal Proceedings

We are not currently involved in any material legal proceedings. From time to time, we may become involved in legal proceedings arising in the ordinary course of our business.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their respective ages and positions as of April 30, 2007 were as follows:

Name	Age	Position

Philip E. Soran	50	Chairman of the Board, President and Chief Executive Officer
John P. Guider	63	Chief Operating Officer and Director
Lawrence E. Aszmann	60	Chief Technology Officer
John R. Judd	50	Chief Financial Officer
Dennis R. Johnson	62	Executive Vice President, Sales
Charles Beeler(1)	35	Director
Andrew Healey(2)	44	Director
Neel Sarkar(1)(2)	36	Director
David Spreng(1)	45	Director
Sven A. Wehrwein(2)	56	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

Executive Officers

Philip E. Soran has served as our Chairman, President and Chief Executive Officer since co-founding Compellent in March 2002. From July 1995 to August 2001, Mr. Soran served as President and Chief Executive Officer of Xiotech Corporation, or Xiotech, a storage area networking company, which Mr. Soran co-founded in July 1995. Xiotech was acquired by Seagate Technology, or Seagate, a disk drive manufacturer, in January 2000. From October 1992 to April 1995, Mr. Soran served as Executive Vice President of Prodea Software Corporation, a data warehousing software company. From 1982 to 1992, Mr. Soran also held a variety of management, sales, marketing and technical positions with IBM. Mr. Soran received a B.A. in Education from the University of Northern Colorado.

John P. Guider has served as our Chief Operating Officer and a member of our board of directors since co-founding Compellent in March 2002. From July 1995 to August 2001, Mr. Guider served as Chief Operating Officer of Xiotech, which Mr. Guider co-founded in July 1995. Xiotech was acquired by Seagate in January 2000. From 1987 to 1995, Mr. Guider served as Chief Technology Officer and Senior Vice President of Product Development of Tricord Systems, a high performance server company, which Mr. Guider co-founded in 1987. From December 1982 to January 1987, Mr. Guider served as Director of Hardware Development at Star Technologies, a scientific computer company, and held various management and technical positions with Sperry Corporation, a mainframe systems company. Mr. Guider received a B.S. in Electrical Engineering from the University of Minnesota, Minneapolis.

Lawrence E. Aszmann has served as our Chief Technology Officer since co-founding Compellent in March 2002. Mr. Aszmann was a member of our board of directors from March 2002 through June 2003. From July 1995 to August 2001, Mr. Aszmann served as Chief Technology Officer of Xiotech, which Mr. Aszmann co-founded in July 1995. Xiotech was acquired by Seagate in January 2000. From July 1988 to August 1995, Mr. Aszmann served as Director of Intelligent Input/Output Subsystems at Tricord Systems. From December 1981 to June 1988, Mr. Aszmann served as Chief Software Architect of Star Technologies, and Mr. Aszmann previously held various storage-related technology positions with Technalysis Corporation, a consulting company, and Control Data Corporation, a mainframe manufacturing company.

John R. Judd has served as our Chief Financial Officer since June 2006. From October 2003 to July 2006, Mr. Judd served as Chief Financial Officer of ATS Medical, Inc., a medical device manufacturer. From June 2000 to October 2003, Mr. Judd served as Controller of American Medical Systems Holdings, Inc., a medical device manufacturer. From 1997 to 1999, Mr. Judd served as Chief Financial Officer of the Autoglass Division of Apogee Enterprises, Inc., a glass technology company. Mr. Judd received a B.A. and an M.B.A. from the University of St. Thomas.

Dennis R. Johnson has served as our Executive Vice President, Sales since April 2003. From May 2002 to April 2003, Mr. Johnson served as President and Chief Executive Officer of Marix Technologies, Inc., an enterprise software company. From November 1999 to January 2002, Mr. Johnson served as Executive Vice President of Sales for Xiotech. Xiotech was acquired by Seagate in January 2000. From December 1993 to February 1999, Mr. Johnson served as President and Chief Executive Officer of XATA Corporation, a fleet management software company. Mr. Johnson received a B.A. in Sociology from Mankato State University.

Directors

Charles Beeler has served as a member of our board of directors since July 2002. Since 1999, Mr. Beeler has been a General Partner of El Dorado Ventures, a venture capital firm. Prior to 1999, Mr. Beeler was an Investment Manager with Piper Jaffray Ventures Technology Funds, a venture investing arm of Piper Jaffray & Co., a financial services company. Mr. Beeler received a B.A. in Economics from Colby College and an M.B.A. in entrepreneurial studies from the Wharton School.

Andrew Healey has served as a member of our board of directors since September 2006. Since 2001, Mr. Healey has been the Head of Technology Private Equity at Nomura International plc, or Nomura, a financial services company, in London and has been responsible for Nomura’s technology venture capital activities outside Japan. From November 1997 to July 2000, Mr. Healey was Director, Corporate Finance with SG Securities (HK) Limited, the Asian investment banking arm of Société Générale, a financial services company. From March 1991 to October 1997, Mr. Healey was employed by The Nomura Group, a financial services company, in corporate finance roles in London and Asia.

Neel Sarkar has served as a member of our board of directors since April 2005. Since 2002, Mr. Sarkar has been with Centennial Ventures, a venture capital firm, and has been a Managing Director since December 2005. Mr. Sarkar previously served as a Principal of Centennial Ventures from December 2003 to December 2005 and as an Associate from January 2002 to December 2003. From 2000 to 2002, Mr. Sarkar was with Dell, Inc., a computer company, where he most recently served as Director of Strategy and Business Development for the server and storage division. From 1998 to 2000, Mr. Sarkar was a consultant with McKinsey & Company, a management consulting company. From 1993 to 1998, he served in various operations, management, supply chain and information technology strategy positions with divisions of General Electric Co., a diversified industrial corporation, and Exelon Corporation, a power general services company. Mr. Sarkar received a B.S. in Electrical Engineering from M.I.T. and an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University.

David Spreng has served as a member of our board of directors since December 2006. Since 1998, Mr. Spreng has been a Managing General Partner of Crescendo Ventures, a venture capital firm he founded. Mr. Spreng is active with the World Economic Forum and is a member of the board of directors of the National Venture Capital Association. Mr. Spreng received a B.S. in Accounting from the University of Minnesota.

Sven A. Wehrwein has served as a member of our board of directors since April 2007. Mr. Wehrwein has over 30 years of experience in accounting, finance and investment banking. Since 1999, Mr. Wehrwein has provided financial consulting services to emerging growth companies. Mr. Wehrwein previously served as Chief Financial Officer of Digi International Inc., a networking solutions company, and Instent, Inc., a medical device company. Mr. Wehrwein also serves on the board of directors of Image Sensing Systems, Inc., a video imaging development company, Synovis Life Technologies, Inc., a medical device company, Uroplasty, Inc., a medical device company, and Vital Images, Inc., a visualization software company. Mr. Wehrwein received an M.S. in Management from the Sloan School at the Massachusetts Institute of Technology and is a certified public accountant.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

Independent Directors

The NASDAQ Stock Market, or NASDAQ, independence definition includes a series of objective tests, such as, that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us. In addition, as required by the NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

Our board of directors currently consists of seven members. Our board of directors has determined that all of our directors, other than Mr. Soran and Mr. Guider, are “independent” within the meaning of the applicable listing standards of NASDAQ.

Classified Board

Effective upon the closing of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Messrs. and , whose term will expire at our annual meeting of stockholders to be held in 2008;

•	Class II, which will consist of Messrs. and , whose term will expire at our annual meeting of stockholders to be held in 2009; and

•	Class III, which will consist of Messrs. and , whose term will expire at our annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Board Committees

Our board of directors has an audit committee, a compensation committee and intends to form a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below.

Audit Committee

Our audit committee currently consists of Messrs. Healey, Sarkar and Wehrwein, each of whom our board of directors has determined meets the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or Exchange Act, and the applicable listing standards of NASDAQ. The chair of our audit committee is Mr. Wehrwein, whom our board of directors has determined is an “audit committee financial expert”

within the meaning of the SEC regulations and listing standards of NASDAQ. The functions of this committee include:

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent auditors and deciding whether to retain their services;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management;

•	reviewing and approving all related party transactions;

•	reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Compensation Committee

Our compensation committee consists of Messrs. Beeler, Sarkar and Spreng, each of whom our board of directors has determined is independent within the meaning of the applicable listing standards of NASDAQ, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Mr. Beeler. The functions of this committee include:

•	determining the compensation and other terms of employment of our executive officers and senior management and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	reviewing and approving appropriate insurance coverage for our officers and directors; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control agreements and any other compensatory arrangements for our executive officers.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs.            ,          and          , each of whom our board of directors has determined is independent within the meaning of the applicable listing standards of NASDAQ. The chair of our nominating and corporate governance committee is Mr.           . The functions of this committee include:

•	developing and maintaining a current list of the functional needs and qualifications of members of our board of directors;

•	evaluating director performance on our board of directors and its applicable committees and determining whether continued service on our board of directors is appropriate for such director;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	reviewing and recommending to our board of directors the compensation arrangements for our non-employee directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	reviewing and reporting annually to our board of directors an assessment of the performance of the board of director;

•	reviewing and recommending to our board of directors any amendments to our corporate governance documents; and

•	reviewing and recommending to our board of directors changes with respect to corporate governance issues, issues of broad social significance and our overall conduct as a responsible corporate citizen.

Code of Conduct and Ethics

Our board of directors will adopt a Code of Conduct and Ethics. The Code of Conduct and Ethics will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our Code of Conduct and Ethics will be posted on our web site at www.compellent.com. We intend to disclose future amendments to certain provisions of our Code of Conduct and Ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our web site identified above. The inclusion of our web site address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

Compensation Committee Interlocks and Insider Participation

From January 2006 through December 2006, our compensation committee consisted of Messrs. Beeler, Sarkar and Tollefson. Mr. Tollefson resigned from our board of directors in December 2006. Mr. Spreng was appointed to the compensation committee in December 2006 to replace Mr. Tollefson. None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Our directors do not currently receive any cash compensation for their services as members of our board of directors or any committee of our board of directors. Directors are reimbursed for reasonable travel, lodging and other expenses incurred in connection with their attendance at board of directors or committee meetings. In 2006, our non-employee directors, Messrs. Beeler, Bieganski, Healey, Sarkar, Spreng and Tollefson did not receive any compensation in connection with their service on our board of directors or any committee of our board of directors. In September 2006 and December 2006, Mr. Bieganski and Mr. Tollefson, respectively, resigned from our board of directors.

Mr. Wehrwein was appointed to our board of directors in April 2007. In connection with Mr. Wehrwein’s appointment, he received a fully vested stock award of 15,000 shares of our common stock.

COMPENSATION DISCUSSION AND ANALYSIS

The primary goals of the compensation committee of our board of directors with respect to executive compensation are to attract and retain the most talented and dedicated executives possible and to align executives’ incentives with stockholder value creation. To achieve these goals, our compensation committee recommends executive compensation packages to our board of directors that are generally based on a mix of salary, cash incentive payments and equity awards. Our compensation committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation. We believe that performance and equity-based compensation are important components of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives.

Role of Our Compensation Committee

Our compensation committee approves, administers and interprets our executive compensation and benefit policies. Our compensation committee was appointed by our board of directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) and “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. Our compensation committee is comprised of Messrs. Beeler, Sarkar and Spreng, and is chaired by Mr. Beeler.

Our compensation committee has taken the following steps to ensure that our executive compensation and benefit programs are consistent with our compensation philosophy:

•	evaluated our compensation practices and assisted in developing and implementing the executive compensation program and philosophy;

•	developed recommendations with regard to executive compensation structures based on publicly available data relating to the compensation practices and policies of other companies within and outside our industry;

•	established a practice, in accordance with the rules of NASDAQ, of prospectively reviewing the performance and determining the compensation earned, paid or awarded to our chief executive officer independent of input from him;

•	established a policy, in accordance with the rules of NASDAQ, to review on an annual basis the performance of our other executive officers with assistance from our chief executive officer and determining what we believe to be appropriate total compensation based on competitive levels; and

•	established a policy to specify grant dates for both new hire and annual retention equity awards as a public company.

Annual Review of Cash and Equity Compensation

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. We conduct an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. Our compensation committee has historically taken into account input from other independent members of our board of directors and publicly available data relating to the compensation practices and policies of other companies within and outside our industry. We have not historically benchmarked our executive compensation against our peer companies. Our compensation committee intends to retain the services of third-party executive compensation specialists from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies going forward.

Elements of Compensation

The compensation received by our executive officers consists of the following elements:

Base Salary.  Base salaries for our executive officers are established based on the scope of their responsibilities and individual experience. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In establishing the 2007 base salaries of our executive officers, our compensation committee took into account a number of factors, including the executive’s seniority, position and functional role and level of responsibility. The base salaries of our executive officers will be reviewed on an annual basis and adjustments will be made to reflect performance-based factors, as well as competitive conditions. We do not intend to apply specific formulas to determine increases. Generally, executive officer salaries are adjusted effective January 1 of each year.

In 2007, the compensation committee increased the base salaries of the following named executive officers for 2007:

•	Mr. Soran, our President and Chief Executive Officer, received a 5% salary increase from $275,000 to $290,000;

•	Mr. Judd, our Chief Financial Officer, received a 5% salary increase from $180,000 to $189,000;

•	Mr. Guider, our Chief Operating Officer, received a 6% salary increase from $250,000 to $265,000; and

•	Mr. Aszmann, our Chief Technology Officer, received a 4% salary increase from $220,000 to $230,000.

The compensation committee determined that the 2006 base salary of Mr. Johnson was sufficient to achieve our retention goals, so it was kept constant for 2007.

Cash Incentive Payment.  Our compensation committee has the authority to award cash incentive payments to our executive officers. We utilize cash incentive payments to reward performance achievements within a time horizon of one year or less. The cash incentive payments are intended to compensate officers for achieving corporate objectives and for achieving what the compensation committee believes to be value-creating individual objectives. For 2006, each executive officer was eligible for a target cash incentive payment up to an amount equal to a percentage of such executive officer’s salary, ranging from 14% to 27%. Our cash incentive payments are paid in cash in an amount reviewed and approved by our compensation committee, which historically have been paid throughout the year when performance targets are met. With regard to 2007, these payments will be made on a quarterly basis after the completion of each respective quarter. In 2007, at the end of each quarter, our board of directors, upon the recommendation of the compensation committee, will determine the level of achievement for each corporate and individual objective and award credit for the achievement of these corporate or individual objectives as a percentage of the target bonus. Final determinations as to cash incentive payment levels are then based in part on the achievement of these corporate or individual objectives, as well as our assessment as to the overall success of our company and the development of our business. These corporate or individual objectives, and the proportional emphasis placed on each objective may vary, from time to time, depending on our overall strategic objectives, but relate generally to factors such as sales, marketing and revenue targets, progression of existing products under development, and to financial factors such as raising or preserving capital and improving our results of operations.

In December 2005, our compensation committee approved our 2006 Management Incentive Plan, or the 2006 Incentive Plan, which provides for target annual cash incentive payments ranging between 14% to 27% of the respective executive officer’s annual base salary, based on the individual’s anticipated contribution to the corporate objectives for 2006. The threshold range of payouts that an executive officer could receive under the 2006 Incentive Plan ranged between 1% to 2% of the respective executive officer’s base salary, other than for Mr. Johnson for which there was no threshold. For 2006, the target annual cash incentive payments for our executive officers were weighted (a) 66% on the achievement of corporate objectives and 33% on the achievement of individual objectives for Messrs. Aszmann, Guider and Soran, (b) 60% on the achievement of corporate objectives and 40% on the achievement of individual objectives for Ms. Suter, our former Chief Financial Officer, and Mr. Judd, our Chief Financial Officer, and (c) 85% on the achievement of corporate objectives and 15% on the achievement of individual objectives for Mr. Johnson. Mr. Johnson was also compensated under our sales commission plan. Under our sales commission plan, there is no threshold or maximum commission for Mr. Johnson to earn. The target payment under the sales commission plan was set at 70% of Mr. Johnson’s base salary if we hit our revenue target for 2006. To provide a way for Compellent to recognize a truly exceptional individual contribution, there is no defined maximum payment for either portion of the cash incentive payment. Our executive officers’ corporate objectives in 2006 were based on our revenue. The actual cash incentive payments paid to each of our named executive officers for 2006 is presented in the “Summary Compensation Table” below. With respect to performance in 2006, our executive officers received payments under the 2006 Incentive Plan for the achievement of corporate objectives at a range between 111% to 120% of their targeted amounts and Mr. Johnson received 111% of his targeted amount under our sales commission plan. The amounts paid to our executive officers for the individual component of the cash incentive payment under the 2006 Incentive Plan were each 100% of their targeted amounts based on the individual performance results achieved by each executive officer.

In December 2006, our compensation committee approved our 2007 Management Incentive Plan, or the 2007 Incentive Plan, which provides for target annual cash incentive payments ranging between 20% to 25% of the respective executive officer’s annual base salary, based on the individual’s anticipated contribution to the corporate objectives for 2007. The threshold payout that an executive officer could receive was 2% of the respective executive officer’s target annual cash payment associated with the achievement of corporate objectives. For 2007, the target annual cash incentive payments for our executive officers are weighted (a) 71% on the achievement of corporate objectives and 29% on the achievement of individual objectives for Messrs. Guider, and Soran, (b) 78% on the achievement of corporate objectives and 22% on the achievement of individual objectives for Messrs. Aszmann and Judd and (c) 50% on the achievement of corporate objectives and 50% on the achievement of individual objectives for Mr. Johnson. To provide a way for us to recognize a truly exceptional individual contribution, there is no defined maximum payment for either portion of the cash incentive payment. Our executive officers’ corporate objectives in 2007 are based on our revenue. Under the 2007 Incentive Plan, the compensation committee retains the discretion to increase, reduce, or eliminate cash incentive payments or make cash incentive payment even if the corporate or individual objectives are not achieved. In the first quarter of 2007, each of our executive officers was paid their threshold payment under the 2007 Incentive Plan based on the achievement of the threshold revenue amount set by the compensation committee. Mr. Johnson was also paid $2,000 for the attainment of certain individual objectives in accordance with the 2007 Incentive Plan.

The compensation committee reviews annually (a) the annual corporate objectives of Compellent and (b) the general personal objectives of each executive officer as proposed by our Chief Executive Officer. The compensation committee establishes the extent to which such objectives have been met for the purpose of determining each executive officer’s annual or quarterly cash incentive payments. In reviewing the performance of each executive officer, the compensation committee also considers each executive officer’s level of leadership, teamwork and general participation in the development of individuals who report to the executive officer.

Long-Term Incentive Program.  We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock and stock-based awards. Our equity benefit plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. Our compensation committee believes that the use of equity and equity-based awards offers the best approach to achieving our compensation goals. We have not adopted stock ownership guidelines, and, other than for our co-founders, our equity benefit plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company. For 2006, the compensation committee recommended to the board of directors the annual equity-based incentive award for our Chief Executive Officer. For all other executive officers in 2006, the compensation committee’s recommendations were made with input from the Chief Executive Officer. The size of the awards reflect past individual and company performance, expected future contribution, the retention value of unvested stock and stock options held by our executive officers and the estimated value of the awards compared with equity awards offered to executives in similar positions by companies within and outside our industry.

The size and terms of the initial option grant made to each executive officer upon joining the company are primarily based on competitive conditions applicable to the executive officer’s specific position. Most new hire option grants vest over a four year period with 25% vesting after the first 12 months of service and the remainder vesting ratably each month thereafter over the next three years. Annual option grants also generally vest over a four year period with 25% vesting after the first 12 months of service measured from the date of grant and the remainder vesting ratably each month thereafter over the next three years. All equity awards to our employees, including executive officers, and to our directors in 2006 were granted at no less than the fair market value of our common stock as determined in good faith by our board of directors on the date of grant. In the absence of a public trading market for our common stock, our board of directors determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including our revenue growth, results of operations, financial status and market conditions. In the fall of 2006, in response to Section 409A of the Internal Revenue Code of 1986, as amended, or Section 409A, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder, we engaged a valuation firm to perform a valuation analysis to determine the fair market value of our common stock as of October 1, 2006. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. Prior to October 30, 2006, we did not obtain contemporaneous valuations by valuation specialists and our board of directors determined the value of our common stock based solely on an internal assessment of our business progress, development and results of operations, discussion with management, management’s recommendation, and other relevant factors.

Prior to this offering, we have granted equity awards through our 2002 Stock Option Plan, which was adopted by our board of directors and stockholders to permit the grant of stock options, stock appreciation rights, restricted stock and other stock-based awards to our officers, directors, employees and consultants. In connection with this offering, our board of directors has adopted new equity benefit plans described under “Management — Equity Benefit Plans” below. The 2007 Equity Incentive Plan will replace our existing 2002 Stock Option Plan immediately following this offering and, as described below, will afford our compensation committee much greater flexibility in making a wide variety of equity awards. Participation in our 2007 Employee Stock Purchase Plan that we have adopted and will become effective after this offering will also be available to all executive officers following this offering on the same basis as our other employees.

In 2006, certain named executive officers were awarded stock options under our 2002 Stock Option Plan in the amounts indicated in the section below entitled “Management — Grants of Plan-Based Awards.” Authority to make equity grants to executive officers rests with our compensation committee, although, our compensation committee does consider the recommendations of our President and Chief Executive Officer for officers other than himself. In March 2006, in connection with the termination of employment of Ms. Suter, our former Chief Financial Officer, our board of directors accelerated the vesting of 28,125 shares of our common stock held pursuant to an option grant the terms of which are described below under “Management — Severance, Change of Control and Separation Arrangements.”

In March and April 2007, we repurchased certain shares held by Messrs. Judd and Johnson, respectively, and granted them certain stock options and committed to pay each of them a related bonus as described under “Certain Relationships and Related Party Transactions” below. On May 30, 2007, our compensation committee granted Mr. Judd, our Chief Financial Officer, an option to purchase 50,000 shares of our common stock at $3.87 per share, in recognition of his duties and responsibilities as our Chief Financial Officer, which vests over a four year period with 25% vesting after the first 12 months of service measured from the date of grant and the remainder vesting ratably each month thereafter over the next three years.

Discretionary Bonuses.  In addition to base salaries and cash incentive payments, our compensation committee has the authority to award discretionary bonuses to our executive officers, but did not award any to our executive officers in 2006.

We intend to pay Mr. Johnson and Mr. Judd discretionary cash bonuses of $3,800 and $17,000, respectively, for the tax liability incurred by each of them with respect to holding exercised stock from June 2006 to March 2007. We intend to pay these bonuses to Messrs. Johnson and Judd as a retention mechanism. Please see “Management — Certain Relationships and Related Party Transactions.”

Stock Appreciation Rights.  Our 2007 Equity Incentive Plan authorizes us to grant stock appreciation rights, or SARs, which are more fully described below under “Management — Equity Benefit Plans.” To date, no SARs have been awarded to any of our executive officers. However, our compensation committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

Severance and Change of Control Benefits.  Certain of our named executive officers, who are designated below under “Management — 2006 Summary Compensation,” are entitled to certain severance and change of control benefits, the terms of which are described below under “Management — Severance, Change of Control and Separation Arrangements.” We believe these severance and change-in-control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals. In 2006, in connection with the termination of employment of Ms. Suter, our former Chief Financial Officer, we elected to pay Ms. Suter three months severance in order to assist in her transition.

Restricted Stock Grants or Awards.  Our compensation committee did not authorize the grant of restricted stock or restricted stock awards pursuant to our equity benefit plans to any of our executive officers in the year ended December 31, 2006. However, our compensation committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

Other Compensation.  Our executive officers who were parties to employment agreements prior to this offering will continue, following this offering, to be parties to such employment agreements in their current form until such time as our compensation committee determines in its discretion that revisions to such employment agreements are advisable. We also provide Messrs, Aszmann, Guider and Soran, our founders, with an annual allowance of $1,000 for a medical physical examination. In 2006, none of Messrs. Aszmann, Guider and Soran used this allowance. In addition, consistent with our compensation philosophy, we intend to continue to maintain the current benefits and perquisites for our executive officers; however, our compensation committee, in its discretion, may in the future revise, amend or add to the benefits and perquisites of any executive officer if it deems it advisable. The material terms of our employment agreements with our named executive officers are described below under “Management — Employment Agreements and Offer Letters.”

Benefits.  We also provide the following benefits to our named executive officers, generally on the same basis provided to all of our employees:

•	health, dental insurance and vision;

•	life insurance;

•	employee stock purchase plan;

•	medical and dependant care flexible spending account;

•	short-and long-term disability, accidental death and dismemberment; and

•	a 401(k) plan.

We believe these benefits are consistent with companies with which we compete for employees.

Accounting and Tax Considerations

Section 162(m) limits the amount that we may deduct from our taxes for compensation paid to our three most highly compensated officers (other than our chief executive officer and our chief financial officer) to $1,000,000 per person per year, unless certain requirements are met. Section 162(m) provides exceptions from the application of the $1,000,000 limit for certain forms of “performance-based” compensation as well as for gain recognized by an officer upon the exercise of qualifying compensatory stock options. We believe that the stock options we have granted in the past have satisfied the exceptions provided under Section 162(m) from the $1,000,000 limit. While the compensation committee has not adopted a formal policy regarding the tax deductibility of compensation paid to our officers, the compensation committee intends to consider the tax deductibility of compensation under Section 162(m) as a factor in future compensation decisions.

We adopted SFAS No. 123(R) on January 30, 2006. SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as an expense over the requisite employee service period. The compensation committee has determined to retain for the foreseeable future our stock option program as the sole component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to SFAS No. 123(R).

EXECUTIVE COMPENSATION

Summary Compensation

The following table shows for 2006, compensation awarded or paid to, or earned by, our principal executive officer, our principal financial officer, our former principal financial officer and our next three most highly compensated executive officers in 2006 who received at least $100,000 of total compensation. We refer to such persons elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

				Non-Equity
				Incentive Plan
				Compensation		All Other
Name and Principal Position	Year	Salary	Option Awards(1)	($)		Compensation		Total

Philip E. Soran	2006	$275,000	$14,167	$84,000		$—		$373,167
President and Chief Executive Officer
John R. Judd(2)	2006	93,462	9,563	37,500		—		140,525
Chief Financial Officer
John P. Guider	2006	250,000	14,167	67,000		—		331,167
Chief Operating Officer
Lawrence E. Aszmann	2006	220,000	14,167	34,000		—		268,167
Chief Technology Officer
Dennis R. Johnson	2006	200,000	5,136	185,493	(3)	—		390,629
Executive Vice President, Sales
Sue Suter(4)	2006	67,984	—	—		46,251	(5)	114,235
Former Chief Financial Officer

(1)	The dollar amount in this column reflects compensation expense recognized during 2006 for stock options granted in 2006. These amounts have been calculated in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS No. 123(R), using the Black-Scholes option pricing model. The assumptions made in the valuation of the stock options are discussed in Note 1 to the notes to our financial statements contained elsewhere in this prospectus.
(2)	Mr. Judd joined us as our Chief Financial Officer in June 2006.
(3)	Represents amounts earned by Mr. Johnson during 2006 through sales commissions related to certain individual performance targets and under our 2006 Incentive Plan. $155,493 of Mr. Johnson’s non-equity incentive plan compensation was based on individual performance targets set in 2006 for which payment was contingent on revenue in 2006. Mr. Johnson also earned $30,000 of this amount under our 2006 Incentive Plan. For a description of the terms of the 2006 Incentive Plan, please see “Management — Compensation Discussion and Analysis.”
(4)	Ms. Suter resigned as our Chief Financial Officer in March 2006.
(5)	Represents amounts paid as severance to Ms. Suter in connection with her resignation and consists of three months of severance and accrued but unused vacation time as of the date of her resignation. For a description of the terms of the severance arrangement, please see “Management — Severance, Change of Control and Separation Arrangements.”

Grant of Plan-Based Awards

The following table provides information regarding grants of plan-based awards to each of our named executive officers during the year ended December 31, 2006.

				All Other
				Option Awards:			Grant
				Number of		Exercise	Date Fair
	Estimated Possible Payouts Under			Securities		or Base Price	Value of
	Non-Equity Incentive			Underlying		of Option	Option
	Plan Awards		Grant	Options		Awards	Awards
Name	Threshold ($)(1)	Target ($)(2)	Date	(#)(3)		($/Sh)	($)(4)

Philip E. Soran	$5,000	$75,000	05/03/06	333,333	(5)	$0.12	$0.04
John R. Judd	12,500	35,000	06/26/06	225,000	(5)	0.12	0.04
John P. Guider	4,000	60,000	05/03/06	333,333	(5)	0.12	0.04
Lawrence E. Aszmann	2,000	30,000	05/03/06	333,333	(5)	0.12	0.04
Dennis R. Johnson	—	30,000	01/16/06	120,000	(6)	0.12	0.04
Sue Suter	2,000	35,000	—	—		—	—

(1)	This column sets forth the threshold amount of each named executive officer’s annual cash incentive payment for 2006. The actual cash incentive payment earned for 2006 for each named executive officer is set forth in the “Summary Compensation Table” above. As such, the amounts set forth in this column do not represent additional compensation earned by the named executive officers for 2006. Non-equity incentive awards were made in 2006 pursuant to our 2006 Incentive Plan. See “Management — Compensation Discussion and Analysis” for a description of the 2006 Incentive Plan and the terms and conditions thereunder.
(2)	This column sets forth the target amount of each named executive officer’s annual cash incentive payment for 2006 under our 2006 Incentive Plan. The actual cash incentive payment earned for 2006 for each named executive officer is set forth in the “Summary Compensation Table” above. As such, the amounts set forth in this column do not represent additional compensation earned by the named executive officers for 2006. Non-equity incentive awards were made in 2006 pursuant to our 2006 Incentive Plan. See “Management — Compensation Discussion and Analysis” for a description of the 2006 Incentive Plan and the terms and conditions thereunder.
(3)	The stock options reflected in this column were granted under our 2002 Stock Option Plan. These stock option grants may be exercised prior to vesting, or early exercised, subject to our right to repurchase.
(4)	Represents the grant date fair value of such stock option as determined in accordance with SFAS No. 123(R). These amounts have been calculated in accordance with SFAS No. 123(R) using the Black-Scholes model and the assumptions outlined in Note 1 to the notes to our financial statements contained elsewhere in this prospectus.
(5)	The shares subject to these stock options vest over a four year period, with 1/4th of the shares subject to such stock options vesting on the first anniversary of the grant date, and 1/48th of the shares subject to the stock options vesting on a monthly basis thereafter. Vesting is contingent upon continued service. For a description of the terms of stock options granted under the 2002 Stock Option Plan, see “Management — Equity Benefit Plans.”
(6)	The shares subject to this stock option vest over a two year period, with 1/2 of the shares subject to such stock option vesting on the first anniversary of the grant date, and 1/24th of the shares subject to such stock option vesting on a monthly basis thereafter. Vesting is contingent upon continued service. For a description of the terms of stock options granted under the 2002 Stock Option Plan, see “Management — Equity Benefit Plans.”

Outstanding Equity Awards at December 31, 2006

The following table presents information concerning outstanding equity awards held by each of our named executive officers at December 31, 2006.

	Option Awards
		Number of
	Number of	Securities
	Securities	Underlying
	Underlying	Exercised Options
	Unexercised	That Have Not		Option
	Options	Vested		Exercise	Option
Name	(#) Exercisable(1)	(#)		Price ($)	Expiration Date

Philip E. Soran	333,333	—		$0.12	5/03/16
John R. Judd	—	225,000	(2)	0.12	6/26/16
John P. Guider	333,333	—		0.12	5/03/16
Lawrence E. Aszmann	333,333	—		0.12	5/03/16
Dennis R. Johnson	—	120,000	(3)	0.12	1/16/16
Sue Suter	—	—		—	—

(1)	The shares subject to each stock option vest over a four year period, with 1/4th of the shares subject to the stock option vesting on the first anniversary of the grant date, and 1/48th of the shares subject to the stock option vesting monthly thereafter. Vesting is contingent upon continued service and the stock option may be exercised prior to vesting, subject to our right of repurchase in the event the named executive officer’s employment terminates.
(2)	The shares were acquired pursuant to the early exercise of a stock option in 2006. The shares are subject to our right of repurchase, which lapses as to 1/4th of the exercised shares on the first anniversary of the grant date, and as to 1/48th of the exercised shares on a monthly basis thereafter. As of December 31, 2006, none of the shares were vested, 56,250 shares vested on June 26, 2007 and 4,687 shares will vest monthly thereafter over the remainder of the vesting period. In March 2007, we repurchased all 225,000 shares at $0.50 per share. See “Certain Relationships and Related Party Transactions.”
(3)	The shares were issued pursuant to the early exercise of a stock option in 2006. The shares are subject to our right of repurchase, which lapses as to 1/2 of the exercised shares on the first anniversary of the grant date, and as to 1/24th of the exercised shares on a monthly basis thereafter. As of December 31, 2006, none of the shares were vested, 60,000 shares vested on January 16, 2007, and 5,000 shares will vest monthly thereafter over the remainder of the vesting period. In March 2007, we repurchased 50,000 shares at $0.50 per share. See “Certain Relationships and Related Party Transactions.”

Stock Option Exercises During 2006

The following table presents information on an aggregated basis concerning the exercise of options by each of our named executive officers during 2006.

Option Awards
Number of Shares
	Acquired on		Value Realized
	Exercise		on Exercise
Name	(#)		($)(1)

Philip E. Soran	—		—
John R. Judd	225,000	(2)
John P. Guider	—		—
Lawrence E. Aszmann	—		—
Dennis R. Johnson	120,000	(3)
Sue Suter(4)	—		—

(1)	The aggregate dollar value realized upon exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise, which we have assumed to be $ , the mid-point of the price range set forth on the cover page of this prospectus, and the aggregate exercise price of the option.
(2)	As of December 31, 2006, all of the shares with a value of $ , based on the mid-point of the price range set forth on the cover page of this prospectus, were unvested. In March 2007, we repurchased all 225,000 shares at $0.50 per share. Please see “Certain Relationships and Related Party Transactions.”
(3)	As of December 31, 2006, all of the shares with a value of $ , based on the mid-point of the price range set forth on the cover page of this prospectus, were unvested. In April 2007, we repurchased 50,000 shares at $0.50 per share. Please see “Certain Relationships and Related Party Transactions.”
(4)	Ms. Suter resigned as Chief Financial Officer in March 2006.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2006.

Nonqualified Deferred Compensation

Our named executive officers did not earn any nonqualified compensation benefits from us during 2006.

Employment Agreements and Offer Letters

We are party to the following employment agreements and offer letters with our named executive officers.

Philip E. Soran.  In July 2002, we entered into an employment agreement with Mr. Soran, our President and Chief Executive Officer. Mr. Soran’s employment agreement provides that he is an “at-will” employee and his employment may be terminated at any time by us or Mr. Soran. For a period of six months after his termination of employment, Mr. Soran will be subject to certain restrictions on competition with us and on the solicitation of our employees, customers and clients. Mr. Soran’s employment agreement also entitles him to an annual allowance of $1,000 for a medical physical examination, to participate in our cash incentive program and to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The employment agreement also provides Mr. Soran with certain severance benefits. See “Management — Severance, Change of Control and Separation Arrangements” below.

John P. Guider.  In July 2002, we entered into an employment agreement with Mr. Guider, our Chief Operating Officer. Mr. Guider’s employment agreement provides that he is an “at-will” employee and his employment may be terminated at any time by us or Mr. Guider. For a period of six months after his termination of employment, Mr. Guider will be subject to certain restrictions on competition with us and on the solicitation of our employees, customers and clients. Mr. Guider’s employment agreement also entitles him to an annual allowance of $1,000 for a medical physical examination, to participate in our cash incentive program and to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The employment agreement also provides Mr. Guider with certain severance benefits. See “Management — Severance, Change of Control and Separation Arrangements” below.

Lawrence E. Aszmann.  In July 2002, we entered into an employment agreement with Mr. Aszmann, our Chief Technology Officer. Mr. Aszmann’s employment agreement provides that he is an “at-will” employee and his employment may be terminated at any time by us or Mr. Aszmann. For a period of six months after his termination of employment, Mr. Aszmann will be subject to certain restrictions on competition with us and on the solicitation of our employees, customers and clients. Mr. Aszmann’s employment agreement also entitles him to an annual allowance of $1,000 for a medical physical examination, to participate in our cash incentive program and to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The employment agreement also provides Mr. Aszmann with certain severance benefits. See “Management — Severance, Change of Control and Separation Arrangements” below.

Dennis R. Johnson.  In April 2003, we entered into an offer letter with Mr. Johnson, our Executive Vice President, Sales. Mr. Johnson’s offer letter provides for the issuance of a stock option to purchase 300,000 shares of our common stock. The shares subject to such stock option vest over a four year period, with 1/4th of the shares subject to the stock option vesting on the first anniversary of the grant date, and 1/48th of the shares subject to the stock option vesting monthly thereafter. Mr. Johnson’s offer letter provides that he is an “at-will” employee and his employment may be terminated at any time by us or Mr. Johnson. Mr. Johnson’s offer letter also provides that Mr. Johnson is eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The offer letter also provides Mr. Johnson with certain severance and change of control benefits. See “Management — Severance, Change of Control and Separation Arrangements” below.

Severance, Change of Control and Separation Arrangements

Philip E. Soran, John P. Guider, Lawrence E. Aszmann

Severance Benefits.  Our employment agreements with Messrs. Aszmann, Guider and Soran provide that if we terminate such executive officer’s employment without cause or such executive officer resigns for good reason, the executive officer is entitled to receive continued payment of his base salary and benefits, less applicable withholdings, then in effect for six months following the date of such termination. Pursuant to our employment agreements with these executive officers, we have sole discretion to pay the continuation of such salary in a single lump sum payment or periodically in accordance with our payroll procedures and practices. For purposes of these executive officers’ employment agreements, any such executive officer will be terminated automatically, and such termination will be considered for cause, in the event:

•	he is convicted of a felony;

•	gross negligence or willful misconduct by any such executive officer which is reasonably determined by the board of directors to be injurious to our business or interests;

•	willful violation of specific and lawful directions of our board of directors by any such executive persisting for a period of five days after notice is given of such willful violation;

•	excessive absenteeism by any such executive officer persisting for a period of 30 days after the board of directors has given notice of such absenteeism;

•	a material failure to perform or observe the provisions of any such executive officer’s employment agreement persisting for a period of 30 days after notice is given of such failure to perform or observe; and

•	any act of fraud by any such executive officer with respect to any aspect of our business where such act is reasonably determined by the board of directors to be injurious to our business.

For purposes of these executive officers’ employment agreements, any such executive officer will be deemed to have been terminated for good reason if any such executive officer resigns in writing within 30 days of the occurrence of any of the following events, unless the executive officer has consented in writing thereto:

•	a permanent material reduction or diminution in any such executive officer’s job responsibilities or duties;

•	a material reduction in any such executive officer’s base salary, provided that a general reduction of the base salary of all executives shall not constitute good reason; and

•	any such executive officer’s relocation on a permanent basis to an office that is more than 75 miles from the Minneapolis/St. Paul, Minnesota metropolitan area.

Upon termination of employment, each executive officer has agreed not to compete with Compellent for six months following such termination under the terms and conditions of the respective employment agreement.

Potential Payments Upon Termination.  The following table presents potential payments to and benefits to be received by Messrs. Soran, Guider and Aszmann upon their respective termination without good cause or resignation for good reason, if applicable, as if such termination or resignation occurred as of December 31, 2006:

Termination of Employment

Name of Executive Officer	Salary(1)	Benefits(2)

Philip E. Soran	$137,500	$6,201
John P. Guider	125,000	$1,870
Lawrence E. Aszmann	110,000	$6,201

(1)	Represents six months of salary.

(2)	Represents six months of healthcare benefits.

Dennis R. Johnson

Severance Benefits.  Mr. Johnson’s offer letter provides that in the event: (i) Mr. Soran ceases to be our Chief Executive Officer and Mr. Johnson terminates his employment within six months thereof; or (ii) we terminate his employment without cause or if he voluntarily terminates his employment within 30 days of the occurrence of a permanent material reduction or diminution in his job responsibilities or duties, in connection with a change of control, he is entitled to receive continued payment of his base salary then in effect for 12 months following the date of such termination, a pro rata payment for any earned but unpaid bonus and payment for accrued vacation. We have sole discretion to pay the continuation of such salary in a single lump sum payment or periodically in accordance with our payroll procedures and practices. For purposes of his employment letter, termination will be considered for cause in the event:

•	a breach of the terms of the offer letter persisting for five days after notice is given of such failure to perform;

•	a willful violation of specific and lawful directions of our board of directors or Chief Executive Officer persisting for a period of five days after notice is given of such willful violation;

•	excessive absenteeism persisting for a period of 30 days after notice of such absenteeism;

•	engagement in conduct which is injurious to us;

•	perpetration of an intentional knowing fraud against or affecting Compellent, an end user, supplier, client, agent or employee thereof;

•	engagement in any willful or intentional act that is injurious to our business, reputation or interests; and

•	conviction of or pleading nolo contendere to a felony.

For purposes of Mr. Johnson’s offer letter, a change of control means: (i) any “person” (as defined in Section 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner of more than 50% of the total voting power of our outstanding securities without approval of the board of directors; or (ii) a merger or consolidation of Compellent with another entity, whether or not approved by the board of directors, other than a merger or consolidation which would result in our voting securities outstanding immediately prior to such merger or consolidation continuing to represent at least 50% of the combined voting power of the surviving entity after such merger or consolidation.

Potential Payments Upon Termination or Change of Control.  The following table presents potential payments to Mr. Johnson upon his termination without good cause or resignation for good reason, if applicable, following a change in control, or his resignation within six months of the date on which Mr. Soran ceases to be our Chief Executive Officer as if such termination or resignation occurred as of December 31, 2006:

Termination of Employment

Compensation and Benefits	Value

Salary	$200,000	(1)
Earned Bonus	58,241	(2)

(1)	Represent 12 months of salary.
(2)	Represents earned but unpaid bonus.

Separation Agreement

Sue Suter.  On March 30, 2006 we entered into a separation agreement and general release with Ms. Suter, our former Chief Financial Officer, pursuant to which we agreed to make continued payments to Ms. Suter of her current monthly base salary, $15,417 per month gross of tax withholdings, for three months in accordance with our normal payroll practices. Also, as part of this separation agreement, we agreed to accelerate the vesting of the unvested portion of her early exercised stock option, which totaled 28,125 shares of common stock. In addition, Ms. Suter received a lump sum payment of all accrued by unused vacation time as of the effective date of her termination. Receipt of these benefits was made contingent upon Ms. Suter’s execution of a general release of claims against us and her agreement to assist in the transition of the new chief financial officer. Such payments and benefits had a value of:

Termination of Employment

Compensation and Benefits	Separation Agreement

Salary	$46,251	(1)
Equity Acceleration		(2)

(1)	Represents three months of salary.
(2)	Represents the value realized on the accelerated vesting of unvested shares acquired pursuant to the early exercise of a stock option, calculated assuming a per share price of $ , which is the mid-point of the range reflected on the cover page of this prospectus, multiplied by the number of shares accelerated, minus the aggregate exercise price.

Equity Benefit Plans

2002 Stock Option Plan

Our board of directors adopted and our stockholders approved the 2002 Stock Option Plan in July 2002. As of March 31, 2007, 3,026,788 shares of common stock had been issued upon the exercise of options granted under the 2002 Stock Option Plan, options to purchase 2,990,523 shares of common stock were outstanding at a weighted average exercise price of $0.27 per share and 1,839,832 shares remained available for future grant. Upon the effective date of this offering, no further option grants will be made under the 2002 Stock Option Plan and any shares then remaining available for future grant will be allocated to our 2007 Equity Incentive Plan.

Administration.  Our board of directors administers the 2002 Stock Option Plan. Our board of directors, however, may delegate this authority to a committee of one or more board members. Our board of directors has delegated such authority non-exclusively to our compensation committee. The board of directors or a committee of the board of directors has the authority to construe, interpret, amend and modify the 2002 Stock Option Plan as well as to determine the terms of an option. Our board of directors may amend or modify the 2002 Stock Option Plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding options unless the holder consents to that amendment or modification.

Eligibility.  The 2002 Stock Option Plan permits us to grant stock options to our employees, directors and consultants. A stock option may be an incentive stock option within the meaning of Section 422 of the Code or a nonstatutory stock option.

Stock Option Provisions Generally.  In general, the duration of a stock option granted under the 2002 Stock Option Plan cannot exceed 10 years. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of a nonstatutory stock option cannot be less than 50% of the fair market value of the common stock on the date of grant. An incentive stock option may be transferred only on death, but a nonstatutory stock option may be transferred as permitted in an individual stock option agreement. Stock option agreements may provide that the stock options may be early exercised subject to our right of repurchase of unvested shares. In addition, our board of directors may reprice any outstanding option or, with the permission of the optionholder, may cancel any outstanding option and grant a substitute option.

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. An incentive stock option granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of fair market value at the time of grant.

Effect on Stock Options of Certain Corporate Transactions.  If we dissolve or liquidate, then outstanding stock options under the 2002 Stock Option Plan will terminate immediately prior to such dissolution or liquidation. However, we treat outstanding stock options differently in the following situations:

•	a sale of all or substantially all of our assets;

•	a merger or consolidation in which we are not the surviving corporation; or

•	a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

In the event any of the above situations occurs, if the surviving entity determines not to assume or substitute for these stock options, the vesting of stock options held by persons whose service with us or our affiliates has not already terminated will accelerate in full prior to such corporate transaction.

Other Provisions.  If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to the 2002 Stock Option Plan.

2007 Equity Incentive Plan

Our board of directors adopted the 2007 Equity Incentive Plan in           2007 and our stockholders approved the 2007 Equity Incentive Plan           in 2007. The 2007 Equity Incentive Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2007 Equity Incentive Plan will terminate on          , 2017, unless sooner terminated by our board of directors.

Stock Awards.  The 2007 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants.

Share Reserve.  Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2007 Equity Incentive Plan is           shares. The number of shares of our common stock reserved for issuance will automatically increase on January 1st, from January 1, 2008 through January 1, 2017, by the least of (a)     % of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b)      shares, or (c) a number determined by our board of directors that is less than (a) or (b). The maximum number of shares that may be issued pursuant to the exercise of incentive

stock options under the 2007 Equity Incentive Plan is equal to           shares, as increased from time to time pursuant to annual increases.

No person may be granted stock awards covering more than           shares of our common stock under the 2007 Equity Incentive Plan during any calendar year pursuant to stock options or stock appreciation rights. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of a stock option or stock appreciation right or upon the subsequent sale of shares purchased under such stock awards, will not be subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2007 Equity Incentive Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2007 Equity Incentive Plan. In addition, the following types of shares under the 2007 Equity Incentive Plan may become available for the grant of new stock awards under the 2007 Equity Incentive Plan (a) shares that are forfeited to or repurchased by us prior to becoming fully vested, (b) shares withheld to satisfy income or employment withholding taxes, (c) shares used to pay the exercise price of an option in a net exercise arrangement and (d) shares tendered to us to pay the exercise price of an option. Shares issued under the 2007 Equity Incentive Plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, no shares of our common stock have been issued under the 2007 Equity Incentive Plan.

Administration.  Our board of directors has delegated its authority to administer the 2007 Equity Incentive Plan (except with respect to non-discretionary grants made to non-employee directors, as discussed below) to our compensation committee. Subject to the terms of the 2007 Equity Incentive Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards and the strike price of stock appreciation rights.

The plan administrator does not have the authority to reprice any outstanding stock award under the 2007 Equity Incentive Plan, unless our stockholders have approved such an action within a 12-month period preceding or following such an event. However, the plan administrator may cancel and re-grant any outstanding stock award with the consent of any affected participant.

Stock Options.  Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2007 Equity Incentive Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2007 Equity Incentive Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2007 Equity Incentive Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Options.  Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.  Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards.  Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.  Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2007 Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2007 Equity Incentive Plan, up to a maximum of ten years. If a participant’s service relationship ceases with us, or any of our affiliates, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.  The 2007 Equity Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m). To assure that the compensation attributable to performance-based stock awards will so qualify, our compensation committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed           shares of common stock.

Other Stock Awards.  The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Non-Discretionary Grants to Non-Employee Directors.  Under the 2007 Equity Incentive Plan, our non-employee directors will automatically receive a series of nonstatutory stock options over their period of service on our board of directors.

•	Initial Awards. Each individual who first becomes a non-employee director after this offering will automatically be granted an option to purchase shares of our common stock. All of the shares subject to each such initial award vest in a series of successive equal monthly installments measured from the date of grant.

•	Annual Awards. Each individual who is serving as a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2008, will automatically be granted an option to purchase shares of our common stock on such date. The shares subject to each such annual award vest in a series of successive equal monthly installments measured from the date of grant.

•	Terms for Initial and Annual Awards. The exercise price of each option granted as an initial or annual award for a non-employee director is 100% of the fair market value of our common stock on the date of grant. The maximum term of such options is ten years. If a non-employee director’s service relationship with us, or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason other than disability, death, or following a change in control, the optionee may exercise any vested options for a period of three months following the cessation of service. If such an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary, if applicable, may exercise the option for a period of 12 months in the event of disability and 18 months in the event of death. If such an optionee’s service terminates within 12 months following a specified change in control transaction, the optionee may exercise the option for a period of 12 months following the effective date of such a transaction. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term. If a non-employee director is required to resign his or her position as a condition of a change of control transaction or is removed as a director in connection with a change of control transaction, the unvested portion of the option award shall vest in full.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2007 Equity Incentive Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the maximum number of options, stock appreciation rights and performance-based stock and cash awards that can be granted in a calendar year, (d) the number of shares for which options are subsequently to be made as initial and annual grants to new and continuing non-employee directors and (e) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Corporate Transactions.  In the event of certain significant corporate transactions, awards under the 2007 Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors has the discretion to:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring entity or parent company;

•	accelerate the vesting of a stock award and provide for its termination prior to the effective time of the corporate transaction; or

•	provide for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionee would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Changes in Control.  Our board of directors has the discretion to provide that a stock award under the 2007 Equity Incentive Plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Except as described above with respect to the non-discretionary initial and annual awards made to our non-employee directors, stock awards held by participants under the 2007 Equity Incentive Plan will not vest automatically on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

2007 Employee Stock Purchase Plan

Our board of directors adopted our 2007 Employee Stock Purchase Plan in           2007 and our stockholders approved the 2007 Employee Stock Purchase Plan in           2007. The 2007 Employee Stock Purchase Plan will become effective immediately upon the signing of the underwriting agreement for this offering.

Share Reserve.  Following this offering, the 2007 Employee Stock Purchase Plan authorizes the issuance of shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1st, from January 1, 2008 through January 1, 2017, by the least of (a)   % of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b)       shares, or (c) a number determined by our board of directors that is less than (a) or (b). The 2007 Employee Stock Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under the 2007 Employee Stock Purchase Plan.

Administration.  Our board of directors has delegated its authority to administer the 2007 Employee Stock Purchase Plan to our compensation committee. The 2007 Employee Stock Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2007 Employee Stock Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions.  Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2007 Employee Stock Purchase Plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the 2007 Employee Stock Purchase Plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2007 Employee Stock Purchase Plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.  Employees may have to satisfy one or more of the following service requirements before participating in the 2007 Employee Stock Purchase Plan, as determined by our board of directors (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2007 Employee Stock Purchase Plan at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2007 Employee Stock Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2007 Employee Stock Purchase Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year and (c) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions.  In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2007 Employee Stock Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute up to the statutory limit, which is $15,500 for calendar year 2007. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2007 may be up to an additional $5,000 above the statutory limit. The plan permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In 2006, we did not make any discretionary or matching contributions on behalf of our named executive officers.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective upon the closing of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained such a directors’ and officers’ liability insurance policy.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since inception to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Management — Compensation Discussion and Analysis.”

Sales of Securities

The following table summarizes since our inception purchases of our common stock and preferred stock by our directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities.

		Series A-1	Series A-2	Series B	Series C
	Common	Preferred	Preferred	Preferred	Preferred
Purchaser	Stock	Stock	Stock	Stock	Stock

5% Stockholders
Entities affiliated with El Dorado Ventures(1)	—	9,654,995	—	2,313,440	693,105
Entities affiliated with Crescendo Ventures(2)	—	9,654,995	—	2,313,440	693,105
Cargill Incorporated(3)	—	—	4,938,272	1,183,262	354,504
Entities affiliated with Centennial Ventures(4)	—	—	—	5,767,012	333,973
Affinity Ventures III, L.P.	—	—	3,086,420	739,539	90,302
Nomura International PLC(5)	—	—	—	—	3,250,858
Executive Officers and Directors
Philip E. Soran	3,000,000	—	—	—	—
John P. Guider	3,000,000	—	—	—	—
Lawrence E. Aszmann	3,000,000	—	—	—	—
Price per share	$0.001	$0.7768	$0.81	$1.2138	$2.7685
Dates of issuance	3/02	6/03	6/03	4/05-1/06	9/06

(1)	Consists of 9,369,234 shares of Series A-1 preferred stock, 2,244,968 shares of Series B preferred stock and 672,591 shares of Series C preferred stock held by El Dorado Ventures VI, L.P. and 285,761 shares of Series A-1 preferred stock, 68,472 shares of Series B preferred stock and 20,514 shares of Series C preferred stock held by El Dorado Technology ’01, L.P. Mr. Beeler, a member of our board of directors, is a General Partner of El Dorado Ventures.
(2)	Consists of 8,771,980 shares of Series A-1 preferred stock, 2,101,860 shares of Series B preferred stock and 629,716 shares of Series C preferred stock held by Crescendo IV, L.P.; 109,733 shares of Series A-1 preferred stock, 26,294 shares of Series B preferred stock and 7,877 shares of Series C preferred stock held by Crescendo IV Entrepreneurs Fund A, L.P.; 245,407 shares of Series A-1 preferred stock, 58,802 shares of Series B preferred stock and 17,617 shares of Series C preferred stock held by Crescendo IV Entrepreneurs Fund, L.P.; and 527,875 shares of Series A-1 preferred stock, 126,484 shares of Series B preferred stock and 37,895 shares of Series C preferred stock held by Crescendo IV AG & Co. Beteiligungs KG. Mr. Spreng, a member of our board of directors, is a Managing General Partner of Crescendo Ventures. Mr. Tollefson, a former member of our board of directors, is a General Partner of Crescendo Ventures.
(3)	Mr. Bieganski, a former member of our board of directors, is a Managing Director and the Chief Technology Officer of Cargill Ventures, an affiliate of Cargill Incorporated.
(4)	Consists of 5,684,586 shares of Series B preferred stock and 329,200 shares of Series C preferred stock held by Centennial Ventures VII, L.P. and 82,426 shares of Series B preferred stock and 4,773 shares of Series C preferred stock held by Centennial Entrepreneurs Fund VII, L.P. Mr. Sarkar, a member of our board of directors, is a Managing Director of Centennial Ventures.
(5)	Mr. Healey, a member of our board of directors, is the Head of Technology Private Equity at Nomura International PLC.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Third Amended and Restated Investor Rights Agreement

We have entered into an investor rights agreement with the purchasers of our outstanding preferred stock, including entities with which certain of our directors are affiliated. As of March 31, 2007, the holders of 47,347,949 shares of our common stock, including the shares of common stock issuable upon the conversion of our preferred stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Third Amended and Restated Voting Agreement

The election of the members of our board of directors is governed by a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our amended and restated certificate of incorporation. The holders of a majority of our Series A-1 preferred stock have designated Mr. Spreng and Mr. Beeler for election to our board of directors. The holders of a majority of our Series B preferred stock have designated Mr. Sarkar for election to our board of directors. The holders of a majority of our Series C preferred stock have designated Mr. Healey for election to our board of directors. The holders of a majority of our common stock and preferred stock, voting together as a single class, have designated Mr. Soran for election to our board of directors. Each of the directors designated by the Series A-1 preferred stock, Series B preferred stock and Series C preferred stock and the holders of a majority of our common stock have designated Mr. Guider and Mr. Wehrwein for election to our board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Employment Agreements and Offer Letters

We have entered into employment agreements and offer letters with our executive officers. For more information regarding these agreements, see “Management — Employment Agreements and Offer Letters.”

Severance, Change of Control and Separation Arrangements

Certain of our executive officers are entitled to certain severance and/or change of control benefits. For information regarding these arrangements, see “Management — Severance, Change of Control or Separation Arrangements.”

We entered into a separation agreement with Sue Suter, our former Chief Financial Officer, on March 30, 2006. For information regarding this agreement, see “Management — Severance, Change of Control or Separation Arrangements.”

Stock Repurchases, Stock Option Grants and Bonuses

In March 2007, we repurchased from John R. Judd, our Chief Financial Officer, an aggregate of 225,000 shares of unvested common stock at $0.50 per share for an aggregate consideration of $112,500, which was held by Mr. Judd pursuant to the early exercise of a stock option. On March 31, 2007, we issued to Mr. Judd a stock option to purchase an aggregate of 225,000 shares of unvested stock with an exercise price of $0.50 per share. We also committed to pay a bonus to Mr. Judd of an aggregate of $17,100 for the tax liability incurred by him with respect to holding exercised stock from July 2006 to March 2007.

In April 2007, we repurchased from Dennis R. Johnson, our Executive Vice President, Sales, an aggregate of 50,000 shares of unvested common stock at $0.50 per share for an aggregate consideration of $25,000, which was held by Mr. Johnson pursuant to the early exercise of a stock option. On April 1, 2007, we issued to Mr. Johnson a stock option to purchase an aggregate of 50,000 shares of common stock with an exercise price of $0.50 per share. We also committed to pay a bonus to Mr. Johnson of an aggregate of $3,800 for the tax liability incurred by him with respect to holding exercised stock from April 2006 to March 2007.

Stock Option and Stock Award Grants to Executive Officers and Directors

We have granted stock options to our executive officers and a stock award to one member of our board of directors. For more information regarding these stock options and stock award, see “Management — Summary Compensation and Grant of Plan-Based Awards” and “Management — Director Compensation.”

Indemnification Agreements with Executive Officers and Directors

Effective upon the closing of this offering, we will have entered into an indemnification agreement with each of our directors and executive officers. These indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws will indemnify each of our directors and officers to the fullest extent permitted by Delaware General Corporation Law. See “Management — Limitation of Liability and Indemnification.”

Sale Transaction with BlueRoads Corp.

In March and September 2006, BlueRoads Corp. purchased Storage Center from a channel partner and entered into software and hardware maintenance agreements with us. The aggregate value of these transactions to us was $136,000. Entities affiliated with El Dorado Ventures hold equity securities representing greater than 10% of the outstanding equity securities in both Compellent and BlueRoads. Charles Beeler, a General Partner of El Dorado Ventures, is a member of the Board of Directors of both Compellent and BlueRoads. Mr. Beeler is deemed to have shared voting and investment power of the shares held by the entities affiliated with El Dorado Ventures; however, Mr. Beeler disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. We believe that the sale of Storage Center and software and hardware maintenance agreements with BlueRoads were in our best interests and on terms no less favorable to us than could be obtained from other third parties.

Policies and Procedures for Related Party Transactions

Pursuant to our Code of Conduct and Ethics, our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent committee of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of our Code of Conduct and Ethics and were approved by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2007, and as adjusted to reflect the sale of the common stock in this offering, for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 58,706,802 shares of common stock outstanding as of March 31, 2007, assuming the conversion of all outstanding shares of our preferred stock as of March 31, 2007 and the issuance of           shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before May 30, 2007, which is 60 days after March 31, 2007. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Compellent Technologies, Inc., 7625 Smetana Lane, Eden Prairie, Minnesota 55344.

		Percentage of Shares
	Total Number	Beneficially Owned
	of Shares	Before	After
Name of Beneficial Owner	Beneficially Owned	Offering	Offering

5% Stockholders
Entities Affiliated with El Dorado Ventures(1)	12,661,540	21.6%		%
Entities Affiliated with Crescendo Ventures(2)	12,661,540	21.6
Cargill Incorporated(3)	6,476,038	11.0
Entities Affiliated with Centennial Ventures(4)	6,100,985	10.4
Affinity Ventures III, L.P.(5)	3,916,261	6.7
Nomura International PLC(6)	3,250,858	5.5
Directors and Named Executive Officers
Charles Beeler(7)	12,661,540	21.6
Andrew Healey(8)	3,250,858	5.5
Neel Sarkar(9)	6,100,985	10.4
David Spreng(10)	12,661,540	21.6
Sven A. Wehrwein(11)	—	—
Lawrence E. Aszmann(12)	3,333,333	5.6
John P. Guider(12)	3,333,333	5.6
Dennis R. Johnson(13)	470,000	*
John R. Judd(14)	225,000	*
Philip E. Soran(12)	3,313,333	5.6
Sue Suter(15)	150,000	*
All current executive officers and directors as a group (10 persons)(16)	45,349,922	75.9%		%

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 12,286,793 shares held by El Dorado Ventures VI, L.P. and 374,747 shares held by El Dorado Technology ’01, L.P. Mr. Beeler, a member of our board of directors, is a General Partner of El Dorado Ventures, the sponsor of these entities and is deemed to have shared voting and investment power of the shares held by El Dorado Ventures and its affiliated entities; however, Mr. Beeler disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of El Dorado Ventures is 2440 Sand Hill Road Suite 200, Menlo Park, CA 94025.
(2)	Consists of 11,503,556 shares held by Crescendo IV, L.P., 692,254 shares held by Crescendo IV AG & Co. Beteiligungs KG, 321,826 shares held by Crescendo IV Entrepreneurs Fund, L.P. and 143,904 shares held by Crescendo IV Entrepreneurs Fund A, L.P. Mr. Spreng, a member of our board of directors, is a Managing General Partner of Crescendo Ventures, the sponsor of these entities and is deemed to have shared voting and investment power of the shares held by Crescendo Ventures and its affiliated entities; however, Mr. Spreng disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Crescendo Ventures is 480 Cowper Street, Suite 300, Palo Alto, CA 94301.
(3)	The address of Cargill Incorporated is 15407 McGinty Road West, Wayzata, Minnesota 55391.
(4)	Consists of 6,013,786 shares held by Centennial Ventures VII, L.P. and 87,199 shares held by Centennial Entrepreneurs Fund VII, L.P. Centennial Holding VII, LLC is the general partner of these entities. Mr. Sarkar, a member of our board of directors, is a Managing Director of Centennial Ventures, an affiliate of Centennial Holding VII, LLC and is deemed to have shared voting and investment power of the shares held by Centennial Ventures and its affiliated entities; however, Mr. Sarkar disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Centennial Ventures is 1428 Fifteenth Street, Denver, CO 80202.
(5)	The address of Affinity Ventures III, L.P. is 901 Marquette Avenue Suite 1810, Minneapolis, Minnesota 55424.
(6)	Consists of 3,250,858 shares held by Nomura International plc. Mr. Healey, a member of our board of directors, is Head of Technology Private Equity at Nomura International PLC, and is deemed to have shared voting and investment power over the shares held by Nomura

International plc. Mr. Healey disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Nomura Group is Nomura House, 1 St. Martin’s-le-Grand, London EC1A4NP, United Kingdom.
(7)	Consists solely of the shares described in Note (1) above. Mr. Beeler disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(8)	Consists solely of the shares described in Note (6) above. Mr. Healey disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(9)	Consists solely of the shares described in Note (4) above. Mr. Sarkar disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(10)	Consists solely of the shares described in Note (2) above. Mr. Spreng disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(11)	Mr. Wehrwein was appointed to our board of directors in April 2007.
(12)	Includes stock options for 333,333 shares of common stock exercisable within 60 days of March 31, 2007.
(13)	Includes stock options for 50,000 shares of common stock exercisable within 60 days of March 31, 2007 and 50,000 shares of common stock subject to our right of repurchase in the event Mr Johnson’s employment with us terminates within 60 days of March 31, 2007.
(14)	Represents 225,000 shares of common stock subject to our right of repurchase in the event Mr. Judd’s employment with us terminates within 60 days of March 31, 2007.
(15)	Ms. Suter resigned as our Chief Financial Officer in March 2006.
(16)	Includes 34,674,923 shares held by entities affiliated with certain of our directors and 10,674,999 shares held by certain of our named executive officers, of which (a) stock options for 1,049,999 shares of common stock are exercisable within 60 days of March 31, 2007, and (b) 275,000 shares of which are subject to our right of repurchase in the event such executive officer’s employment with us terminates within 60 days of March 31, 2007.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares.  Based on 11,358,853 shares of common stock outstanding as of March 31, 2007, assuming the conversion of all outstanding preferred stock into 47,347,949 shares of common stock upon the closing of this offering and the issuance of           shares of common stock in this offering, and no exercise of outstanding options, there will be           shares of common stock outstanding upon the closing of this offering. As of March 31, 2007, assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, we had approximately 99 record holders of our common stock.

As of March 31, 2007, there were 2,990,523 shares of common stock subject to outstanding options.

Voting Rights.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Other Rights and Preferences.  Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.  All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of preferred stock will be converted into shares of common stock. See Note 5 to notes to our audited financial statements for a description of the currently outstanding preferred stock. Following this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Under our amended and restated investor rights agreement, following the closing of this offering, the holders of 47,347,949 shares of common stock or their transferees, have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights.  At any time after six months following the effective date of this offering, the holders of at least a majority of the shares having registration rights have the right to demand that we file up to two registration statements. These registration rights are subject to specified exceptions, conditions and limitations, including the right of the underwriters of such registration, if any, to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights.  At any time after we are qualified to file a registration statement on Form S-3, the holders of at least 17.5% of shares having registration rights have the right to demand that we file a registration statement for such holders on Form S-3 so long as the aggregate offering price, net of any underwriters’ discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $500,000. We are obligated to file up to two registration statements on Form S-3 in any twelve month period. These registration rights are subject to specified exceptions, conditions and limitations, including the right of the underwriters of such registration, if any, to limit the number of shares included in any such registration under certain circumstances.

“Piggyback” Registration Rights.  At any time after the closing of this offering, if we propose to register any securities for public sale, a stockholder with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement.

Expenses of Registration.  We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of Registration Rights.  The registration rights described above will terminate upon the earlier of either five years following the closing of this offering or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities pursuant to Rule 144(k) promulgated under the Securities Act or when such holder holds 1% or less of our outstanding common stock and all of such holder’s registrable securities can be sold in any three-month period pursuant to Rule 144 promulgated under the Securities Act.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Anti-Takeover Law.  We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding

(a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.  Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock, voting as a single class.

NASDAQ Global Market Listing

We are applying to have our common stock listed on The NASDAQ Global Market under the symbol “CPLT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          . The transfer agent and registrar’s address is            .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock, as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of March 31, 2007, upon the closing of this offering,           shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options. All of the shares sold in this offering will be freely tradable unless held by one of our affiliates. Except as set forth below, the remaining           shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

Number of
Shares	Date

After 90 days from the date of this prospectus.
At various times after 180 days from the date of this prospectus as described below under “Lock-up Agreements.”

Rule 144

In general, pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Pursuant to Rule 144(k) promulgated under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders and optionholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. Morgan Stanley & Co. Incorporated may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration Rights

Upon the closing of this offering, the holders of 47,347,949 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act (except for shares held by affiliates) immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock — Registration Rights.”

Equity Incentive Plans

We intend to file with the Securities and Exchange Commission a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2002 Stock Option Plan, our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to the 180-day lock-up arrangement described above, if applicable.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock to non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change with retroactive effect or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a holder or beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; persons subject to the alternative minimum tax; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of our company (except to the extent specifically set forth below); certain former citizens or long-term residents of the United States; “hybrid entities” (entities treated as flow-through entities in one jurisdictions but as opaque in another) and their owners; persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL TAX LAWS, AND TAX TREATIES.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying eligibility. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners as well as to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S. If a non-U.S. holder is described in the third bullet point above, the non-U.S. holder should consult its own tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to such holder.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate generally is 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury regulations require those who make specified payments to report such payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “— Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules generally can be credited against any U.S. federal income tax liability of the holder.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is serving as the representative have severally agreed to purchase, and we have agreed to sell to the underwriters, severally, the number of shares of our common stock indicated in the table below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Needham & Company, LLC
Piper Jaffray & Co.
RBC Capital Markets
Thomas Weisel Partners LLC

Total

The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by us pursuant to this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by us pursuant to this prospectus if any such shares are taken, except that the underwriters are not required to take or pay for shares covered pursuant to the exercise of the underwriters’ over-allotment option described below.

The underwriters initially propose to offer a portion of the shares of our common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and a portion of such shares to certain dealers at a price that represents a concession not in excess of $      per share under the initial public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to any dealers. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Pursuant to the underwriting agreement, we have granted to the underwriters an option, which we refer to as an over-allotment option, exercisable for 30 days from the date of this prospectus, to purchase from us up to an aggregate of           additional shares of our common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the initial offering of the shares of our common stock offered by this prospectus. To the extent such over-allotment option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table. If the over-allotment option is exercised in full, the total price to the public would be $      , the total amount of underwriting discounts and commissions would be $      and the total proceeds to us would be $     .

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise

Underwriting discounts and commissions to be paid by us	$	$	$	$

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $      million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

We, all of our directors and executive officers, and holders of substantially all our outstanding common stock and securities exercisable for or convertible into our common stock have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

•	in our case only, file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into our common stock or any other securities of the company (other than any registration statement on Form S-8); or

•	publicly announce the intent to do any of the foregoing,

whether any such transaction described in the first two bullet points immediately above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. In addition, all of our directors and executive officers and holders of substantially all our outstanding common stock and securities exercisable for or convertible into our common stock have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for our common stock.

Subject to certain exceptions, the restrictions described in the immediately preceding paragraph do not apply to:

•	the issuance by us of shares of common stock upon the exercise of an option or the conversion of any convertible security;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, is required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift;

•	distributions of shares of common stock or any security convertible into common stock to limited partners or equity holders of the person subject to the restrictions described in the immediately preceding paragraph; or

•	transfers of shares of common stock or any security convertible into common stock by will or intestate succession to the immediate family of, or a trust, the beneficiaries of which are exclusively the, person or persons subject to the restrictions described in the immediately preceding paragraph or members of such person’s immediate family, provided that in the case of each of the third, fourth and fifth types of transactions described above, each donee or distributee agrees to be subject to the restrictions described in the preceding paragraph and no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, is required or voluntarily made in connection with these transactions during the 180-day restricted period.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the initial 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the initial 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement by us or, if there is no announcement by us, the occurrence of the material news or material event.

The underwriters have informed us that in order to facilitate this offering of our common stock they may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. The underwriters have informed us that a naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of our common stock, the underwriters may bid for and purchase shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock covered hereby, if the underwriting syndicate repurchases previously distributed shares of our common stock to cover underwriting syndicate short positions or to stabilize the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with such liabilities.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. Other than the prospectus in electronic format, the information on the underwriters’ websites is not part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by Morgan Stanley & Co. Incorporated to underwriters that may make Internet distributions on the same basis as other allocations.

Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each representative has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of our shares of common stock to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including such date, make an offer of such shares to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of our shares of common stock to the public” in relation to any such shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and such shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol “CPLT.”

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the underwriters. Among the factors to be considered in determining the initial public offering price will be:

•	our future prospects and those of our industry in general;

•	our sales, earnings and certain other financial and operating information in recent periods; and

•	the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Directed Share Program

At our request, the underwriters have reserved approximately up to five percent of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain business associates and related persons of ours. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Other Relationships

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory services for us.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward Kronish llp, Palo Alto, California. The underwriters are being represented by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, llp, New York, New York.

EXPERTS

The financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this prospectus and the related registration statement have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No 123(R), Share-Based Payment) with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.compellent.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Compellent Technologies, Inc.

Index to Financial Statements

Page

Report of Grant Thornton LLP, Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2005 and 2006 and March 31, 2007 (unaudited)	F-3
Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006 and the Three Months Ended March 31, 2006 and 2007 (unaudited)	F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Years Ended December 31, 2004, 2005 and 2006 and the Three Months Ended March 31, 2007 (unaudited)	F-5
Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006 and the Three Months Ended March 31, 2006 and 2007 (unaudited)	F-6
Notes to Financial Statements	F-7
Schedule II — Valuation and Qualifying Accounts	F-23

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Compellent Technologies, Inc.

We have audited the accompanying balance sheets of Compellent Technologies, Inc. (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compellent Technologies, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company adopted Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment (SFAS 123R) effective January 1, 2006.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Grant Thornton LLP

Minneapolis, Minnesota
June 29, 2007

COMPELLENT TECHNOLOGIES, INC.

BALANCE SHEETS

				Pro Forma
				Stockholders’
				Equity (Note 1)
	December 31,		March 31,	March 31,
	2005	2006	2007	2007
			(unaudited)
	(in thousands, except share and
	per share amounts)

Assets
Current assets
Cash and cash equivalents	$2,037	$15,106	$13,685
Short-term investments	—	258	—
Accounts receivable, net of allowance of $310, $430, and $108 as of December 31, 2005 and 2006 and March 31, 2007	2,076	7,918	7,016
Inventories	772	1,753	1,698
Prepaid expenses and other current assets	236	313	194

Total current assets	5,121	25,348	22,593
Property and equipment, net	885	1,059	1,815

Total assets	$6,006	$26,407	$24,408

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$1,173	$2,296	$1,988
Accrued compensation and benefits	692	1,482	974
Accrued liabilities	134	753	756
Deferred revenue, current	1,434	3,132	3,877

Total current liabilities	3,433	7,663	7,595
Deferred revenue, non-current	303	840	1,029
Commitments and contingencies
Redeemable convertible preferred stock	30,655	—	—	—
Stockholders’ equity (deficit)
Convertible preferred stock	—	59,366	59,366	—
Common stock, $0.001 par value, 75,000,000 shares authorized; 9,867,092, 11,056,354, and 11,358,853 shares issued and outstanding as of December 31, 2005 and 2006 and March 31, 2007; $0.001 par value, 300,000,000 shares authorized, 58,706,802 shares issued and outstanding, pro forma (unaudited)	10	11	11	59
Additional paid in capital	61	137	147	59,465
Accumulated deficit	(28,456)	(41,610)	(43,740)	(43,740)

Total stockholders’ equity (deficit)	(28,385)	17,904	15,784	15,784

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$6,006	$26,407	$24,408	$24,408

The accompanying notes are an integral part of these financial statements.

COMPELLENT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

				For the Three Months
	For the Year Ended December 31,			Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share amounts)

Revenue
Product	$3,638	$8,670	$19,996	$2,620	$7,426
Product support and services	251	1,241	3,337	630	1,435

Total revenue	3,889	9,911	23,333	3,250	8,861
Cost of revenue
Cost of product	2,446	4,915	9,897	1,322	3,821
Cost of product support and services	541	1,047	2,774	506	1,082

Total cost of revenue	2,987	5,962	12,671	1,828	4,903

Gross profit	902	3,949	10,662	1,422	3,958
Operating expenses
Sales and marketing	3,992	5,504	10,562	1,759	4,058
Research and development	4,495	5,241	5,675	1,386	1,552
General and administrative	3,939	2,468	1,565	296	701

Total operating expenses	12,426	13,213	17,802	3,441	6,311

Loss from operations	(11,524)	(9,264)	(7,140)	(2,019)	(2,353)
Other income (expense), net
Interest income	120	138	329	79	223
Interest expense	—	—	(13)	—	—

Total other income, net	120	138	316	79	223

Net loss	(11,404)	(9,126)	(6,824)	(1,940)	(2,130)
Accretion of redeemable convertible preferred stock	18	32	6,330	9	—

Net loss attributable to common stockholders	$(11,422)	$(9,158)	$(13,154)	$(1,949)	$(2,130)

Net loss per common share, basic and diluted	$(1.21)	$(0.94)	$(1.31)	$(0.20)	$(0.21)

Shares used in computing net loss per common share, basic and diluted	9,448	9,743	10,007	9,916	10,281

The accompanying notes are an integral part of these financial statements.

COMPELLENT TECHNOLOGIES, INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ EQUITY (DEFICIT)

			Stockholders’ Equity (Deficit)
	Redeemable Convertible		Convertible				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid -In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
	(in thousands)
Balance at January 1, 2004	29,572	$23,208	—	$—	9,402	$9	$28	$(7,876)	$(7,839)
Accretion of redeemable convertible preferred stock	—	18	—	—	—	—	—	(18)	(18)
Common shares issued upon exercise of options	—	—	—	—	97	—	7	—	7
Net loss	—	—	—	—	—	—	—	(11,404)	(11,404)

Balance at December 31, 2004	29,572	23,226	—	—	9,499	9	35	(19,298)	(19,254)
Issuance of Series B preferred stock, net	6,179	7,397	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	32	—	—	—	—	—	(32)	(32)
Common shares issued upon exercise of options	—	—	—	—	368	1	26	—	27
Net loss	—	—	—	—	—	—	—	(9,126)	(9,126)

Balance at December 31, 2005	35,751	30,655	—	—	9,867	10	61	(28,456)	(28,385)
Issuance of Series B preferred stock	6,179	7,500	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	6,330	—	—	—	—	—	(6,330)	(6,330)
Elimination of redeemable convertible preferred stock redemption feature	(41,930)	(44,485)	41,930	44,485	—	—	—	—	44,485
Issuance of Series C preferred stock, net	—	—	5,418	14,881	—	—	—	—	14,881
Compensation expense related to stock options	—	—	—	—	—	—	52	—	52
Common shares issued upon exercise of options	—	—	—	—	319	—	24	—	24
Stock options exercised for unvested restricted shares	—	—	—	—	870	1	—	—	1
Net loss	—	—	—	—	—	—	—	(6,824)	(6,824)

Balance at December 31, 2006	—	—	47,348	59,366	11,056	11	137	(41,610)	17,904
Compensation expense related to stock options	—	—	—	—	—	—	93	—	93
Common shares issued upon exercise of options	—	—	—	—	167	—	15	—	15
Common shares repurchased	—	—	—	—	(704)	(1)	(116)	—	(117)
Stock options exercised for unvested restricted shares	—	—	—	—	804	1	—	—	1
Issuance of common stock for services provided	—	—	—	—	36	—	18	—	18
Net loss	—	—	—	—	—	—	—	(2,130)	(2,130)

Balance at March 31, 2007	—	$—	47,348	$59,366	11,359	$11	$147	$(43,740)	$15,784

The accompanying notes are an integral part of these financial statements.

COMPELLENT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

				For the Three Months
	For The Year Ended December 31,			Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Operating activities
Net loss	$(11,404)	$(9,126)	$(6,824)	$(1,940)	$(2,130)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	406	661	747	175	253
Compensation expense related to stock options	—	—	52	2	93
Changes in operating assets and liabilities
Accounts receivable	(1,111)	(965)	(5,842)	(275)	902
Inventories	(819)	528	(981)	(452)	55
Prepaid expenses	(92)	(92)	(77)	(18)	119
Accounts payable	332	617	1,123	(115)	(308)
Accrued liabilities	1,656	(1,085)	1,409	(59)	(487)
Deferred revenues	1,680	14	2,235	63	934

Net cash used in operating activities	(9,352)	(9,448)	(8,158)	(2,619)	(569)
Investing activities
Purchase of property and equipment	(670)	(337)	(921)	(231)	(1,009)
Purchase of short-term investments	—	—	(508)	—	—
Maturities of short-term investments	—	—	250	—	258

Net cash used in investing activities	(670)	(337)	(1,179)	(231)	(751)
Financing activities
Proceeds from issuance of preferred stock, net	—	7,397	22,381	7,500	—
Proceeds from exercise of stock options	7	27	25	6	16
Payments for repurchase of common stock	—	—	—	—	(117)

Net cash provided by (used in) financing activities	7	7,424	22,406	7,506	(101)

Net increase (decrease) in cash and cash equivalents	(10,015)	(2,361)	13,069	4,656	(1,421)
Cash and cash equivalents, beginning of period	14,413	4,398	2,037	2,037	15,106

Cash and cash equivalents, end of period	$4,398	$2,037	$15,106	$6,693	$13,685

Supplemental cash flow disclosure:
Cash paid for interest	$—	$—	$13	$—	$—
Cash paid for taxes	$—	$—	$—	$—	$—
Supplemental non-cash disclosure:
Transfer of inventory to property and equipment	$304	$218	$—	$—	$—
Issuance of common stock for services provided	$—	$—	$—	$—	$18

The accompanying notes are an integral part of these financial statements.

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Business Description and Significant Accounting Policies

Business Description

Compellent Technologies, Inc., or the Company, develops, markets and services enterprise-class network storage solutions, which include software and hardware. The Company was incorporated in March 2002 and the first revenue was recognized in 2004. Product sales are predominately derived through third-party value added resellers, or channel partners. Corporate headquarters are in Eden Prairie, Minnesota, and the Company has channel partners and end users located in the United States and the rest of the world.

Unaudited Interim Financial Information

The balance sheet as of March 31, 2007, the statements of operations and cash flows for the three months ended March 31, 2006 and 2007, and the statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the three months ended March 31, 2007 are unaudited. The amounts as of and for the three months ended March 31, 2006 and 2007 included within the Notes to Financial Statements are also unaudited. In the opinion of the Company’s management, the unaudited financial statements have been prepared on the same basis as the annual financial statements and all adjustments (which include normal recurring adjustments) necessary for a fair statement of the financial position, results of operations and cash flows, and changes in redeemable convertible preferred stock and stockholders’ equity (deficit) at March 31, 2007 and for the periods ended March 31, 2006 and 2007 have been made. Interim results are not necessarily indicative of the results that will be achieved for the year or for any other interim period or for any future year.

Pro Forma Stockholders’ Equity

Immediately upon the closing of an initial public offering, or IPO, the conversion of all the outstanding shares of Series A-1, A-2, B and C convertible preferred stock into 47,347,949 shares of common stock will occur if either of the following conditions are met: if 70% of the convertible preferred stockholders, voting as a single class, vote in favor of a conversion, or cash proceeds (net of underwriting discounts, commissions and expenses) of the offering exceed $30 million and the initial public offering price of the common stock is $8.31 per share or greater. Based on the expected IPO price, the Company believes that all of its outstanding convertible preferred stock will convert into common stock immediately upon the closing of the IPO. The March 31, 2007 pro forma stockholders’ equity has been prepared assuming the conversion of Series A-1, A-2, B and C convertible preferred stock outstanding as of March 31, 2007 into common stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties

There are no concentrations of business transacted with a particular end user, channel partner, market, or geographic area that would severely impact business in the near term. The Company relies on a limited number of key suppliers to supply components. One supplier comprised 16.0%, 16.4%, and 29.8% of total purchases, and another comprised 17.7%, 17.3%, 22.8% of total purchases for the years ended December 31, 2004, 2005, and 2006. The Company relies on one third-party hardware maintenance provider. Management believes alternate sources of component materials and maintenance services are available; however, disruption or termination of these relationships could adversely affect the Company’s operating results in the near term.

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

All highly liquid temporary investments with an original maturity of three months or less are considered to be cash equivalents.

Short-Term Investments

Investments consist of certificates of deposit, which are classified as held-to-maturity. Certificates of deposit have original maturities of twelve months or less and accordingly are recorded as current assets on the balance sheets. The Company utilizes the specific identification method to compute realized gains and losses recorded in the statement of operations on these investments.

Accounts Receivable

Accounts receivable represent amounts due from channel partners and end users. Credit is granted in the normal course of business, without collateral or any other security, to support amounts due. In the vast majority of sales, the Company sells its products to channel partners for resale to end users. In certain limited circumstances, the Company may sell directly to the end user and pay the channel partner a commission, which is recorded in sales and marketing expense, due to concerns of the credit worthiness of the channel partner. The Company performs ongoing evaluations of its channel partners and end users and continuously monitors collections and payments. The Company records an allowance for doubtful accounts based on the aging of the underlying receivables, historical experience, and any specific collection issues it has identified. The Company writes off accounts receivable when they become uncollectible, and payments subsequently recorded on such receivables are credited to the allowance for doubtful accounts. Accounts receivable balances written off have been within management’s expectations and have not exceeded allowances provided.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market value (estimated net realizable value).

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the estimated useful lives of the related assets or life of the lease.

The estimated useful lives are:

Computer equipment	2 years
Office furniture and equipment	5 – 7 years
Computer software	2 – 3 years
Leasehold improvements	7 years

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by either a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset or the fair value determined by a third party. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

carrying amount or fair value less costs to sell. To date, the Company has not recognized any impairment loss for property and equipment.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, short-term investments and accounts receivable are carried at cost which approximates their fair value due to the short-term maturity of these instruments.

Revenue Recognition

The Company applies the provisions of Statement of Position No. 97-2, Software Revenue Recognition, or SOP No. 97-2, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, and Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition to its combined software and hardware product sales. The Company recognizes product revenue when:

•	Persuasive Evidence of an Arrangement Exists. The Company determines that persuasive evidence of an arrangement exists by receiving a purchase order or by obtaining a signed quote.

•	Delivery has Occurred. Products are shipped to channel partners or end users, and title transfers. Products shipped with acceptance criteria are not recognized as revenue until all conditional criteria are satisfied.

•	The Fee is Fixed or Determinable. Fees are considered fixed and determinable upon establishment of an arrangement that contains the final terms of sale including description, quantity and price of each product or service purchased, and the payment term is less than twelve months.

•	Collectibility is Probable. Probability of collection is assessed on a case-by-case basis. Customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. If the Company is unable to determine from the outset of an arrangement that collectibility is probable based upon its review process, revenue is recognized upon cash receipt.

The Company uses resellers to sell its products. Revenue under reseller arrangements is not recognized until delivery occurs, the fee is fixed and determinable, collectibility is probable and supported, and there is evidence of a third party end user sale.

A sale is typically a multiple element arrangement including software, hardware, software maintenance, hardware maintenance and in certain cases services. The Company’s determination of fair value of each element in these multiple element arrangements is based on vendor-specific objective evidence or VSOE. The Company has analyzed all of the elements included in its multiple-element arrangements and has determined that it has sufficient VSOE to allocate revenue to software and hardware maintenance and services. Accordingly, assuming all other revenue recognition criteria are met, revenue from software and hardware is recognized upon delivery using the residual method in accordance with Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, and revenue from software maintenance and hardware maintenance is recognized ratably over the respective support period. For multiple element arrangements that include only hardware and hardware maintenance, the Company recognizes revenue in accordance with Emerging Issues Task Force, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF No. 00-21. The Company has determined that it has objective and reliable evidence of fair value, in accordance with EITF No. 00-21, to allocate revenue separately to hardware and hardware maintenance.

Product revenue consists of license fees for software applications and related hardware sales of disk drives, system controllers, host bus adapters, switches and enclosures. The Company also derives a portion of its product revenue from software and hardware upgrades, which generally includes new software applications and additional hardware components.

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

In accordance with Emerging Issues Task Force EITF Issue 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented In the Income Statement (That Is, Gross Versus Net Presentation), taxes are presented on a net basis. Revenue from shipping and handling is included in product revenue and its related cost is included in cost of product revenue

Product support and services revenue consists of software and hardware maintenance contracts and professional services for installation, training and consulting support. The Company offers software maintenance that includes telephone support, bug fixes and unspecified product updates and hardware maintenance that includes telephone support and on-site repairs and replacement. Revenue is deferred at the time the maintenance agreement is entered into and is recognized ratably over the term of the maintenance agreement, typically one to three years. The Company generally sells professional services on a time-and-materials basis and recognizes revenue when the services are performed.

Advertising Costs

Advertising costs are charged to operations in the year incurred. Advertising costs for the years ended December 31, 2004, 2005 and 2006 were $362,000, $431,000 and $1.3 million. Advertising costs for the three months ended March 31, 2006 and 2007 were $151,000 and $397,000 (unaudited).

Research and Development and Software Development Costs

Expenditures for research and development costs are expensed as incurred. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, costs related to the development of software products are capitalized between the time when technological feasibility has been established and when the product is available for general release to customers. To date, the Company has not capitalized any software development costs as the time has been short and the costs immaterial from the establishment of technological feasibility to commercial release.

Income Taxes

The Company is subject to income taxes in the United States, and it accounts for income taxes in accordance with Financial Accounting Standards Board, or FASB, SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In preparation of the financial statements the Company is required to determine its income taxes in each of the jurisdictions in which it operates. This process involves estimating its actual current tax expense together with assessing temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Company’s balance sheets. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not likely, it must establish a valuation allowance. The Company’s deferred tax assets are comprised primarily of net operating loss, or NOL, carryforwards. The NOL carryforwards expire at various times through 2027 and are subject to review and possible adjustment by the Internal Revenue Service and state authorities.

Net Loss per Common Share

Basic net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net loss per share is computed giving effect to all dilutive potential shares that were outstanding during the period. Dilutive potential common shares consist of common shares issuable upon exercise of stock options, conversion of convertible preferred stock, and common shares issued with vesting restrictions. For the years ended December 31, 2004, 2005, and 2006, and

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

the three months ended March 31, 2006 and 2007 all potential common shares were anti-dilutive. Accordingly, diluted net loss per common share is equivalent to basic net loss per common share.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock option grants in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and complied with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under APB 25, deferred stock-based compensation expense is recorded for the intrinsic value of options (the difference between the deemed fair value of the Company’s common stock and the option exercise price) at the grant date and is amortized ratably over the option’s vesting period. For the years ended December 31, 2004 and 2005 no stock-based compensation expense was recorded.

Effective January 1, 2006, the Company adopted the requirements of SFAS No. 123(R), Share-Based Payment, or SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, non-employee directors and consultants based on fair value. SFAS No. 123(R) supersedes the Company’s previous accounting under APB No. 25 and SFAS No. 123 for periods beginning in fiscal 2006. The Company adopted SFAS No. 123(R) using the prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year. Under this method, compensation expense recognized for the year ended December 31, 2006 included compensation expense for all stock-based awards granted, modified, repurchased, or cancelled subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the prospective transition method, the Company’s statements of operations for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Under the prospective method of adoption the Company continues to account for any portion of awards outstanding at January 1, 2006 using the accounting principles originally applied to those awards under APB No. 25.

Had compensation expense for stock options been determined based on the fair value method prior to January 1, 2006, the pro forma net loss attributable to common stockholders would have been as follows:

	Year Ended December 31,
	2004	2005
	(unaudited)
	(in thousands, except per share amounts)

Net loss attributable to common stockholders, as reported	$(11,422)	$(9,158)
Add: Stock-based compensation determined using the fair value method	11	12

Pro forma net loss attributable to common stockholders	$(11,433)	$(9,170)

Pro forma net loss per common share, basic and diluted	$(1.21)	$(0.94)

Shares used in computing net loss per common share, basic and diluted	9,448	9,743

The Company estimates the grant date fair value of stock-based awards under the provisions of SFAS No. 123(R) using the Black-Scholes option pricing model which includes, among other inputs, consideration of the expected volatility of the stock over the expected life of the option grant. For stock-based awards granted prior to January 1, 2006 the fair value of the options was determined, for footnote disclosure only, using the minimum value method, which does not take into consideration volatility.

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table summarizes the weighted average assumptions used in determining the fair value of stock options granted under each of the methods:

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Risk-free interest rate	4.34%	4.35%	4.77%	4.28%	4.50%
Expected life (years)	10	5	5	5	5
Expected volatility	—	—	30.42%	31.75%	66.98%
Expected dividend yield	—	—	—	—	—
Expected forfeiture rate	N/A	N/A	N/A	—	—

The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon bonds at the date of grant with maturity dates approximately equal to the expected life at the grant date. The expected life of the options is based on evaluations of historical and expected future employee exercise behavior. Volatility is based on historic volatilities from traded shares of a selected publicly traded peer group, believed to be comparable after consideration of size, maturity, profitability, growth, risk and return on investment. The Company has not paid dividends in the past and it does not expect to in the foreseeable future. The Company utilizes historical data to estimate pre-vesting forfeitures and records stock-based compensation expense only for those awards that are expected to vest. Forfeitures have been insignificant during each of the periods presented herein.

The weighted average fair values of the options granted during the years ended December 31, 2004, 2005 and 2006 were $0.030, $0.023, and $0.057, and for the three months ended March 31, 2006 and 2007 were $0.043 and $1.594 (unaudited).

Total stock-based compensation costs recognized by the Company for the year ended December 31, 2006 was $52,000, and for the three months ended March 31, 2006 and 2007 was $2,000 and $213,000 (unaudited). There was no tax benefit recorded in conjunction with these expenses. Compensation costs had no impact on basic and diluted net loss per share for the year ended December 31, 2006 and the three months ended March 31, 2006, and increased basic and diluted net loss per share by $(0.02) for the three months ended March 31, 2007.

As of December 31, 2006 and March 31, 2007 there was $93,000 and $1.4 million (unaudited) of total unrecognized compensation costs related to non-vested stock-based compensation arrangements granted under the Company’s stock option plans. This expense will be amortized on a straight-line basis over a weighted-average period of approximately 2.5 and 2.9 (unaudited) years, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2004 was insignificant, and for the years ended December 31, 2005 and 2006 was $9,700 and $84,000, and for the three months ended March 31, 2006 and 2007 was $3,400 and $1.5 million (unaudited).

New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN No. 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 clarifies the application of SFAS No. 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements. Additionally, FIN No. 48 provides guidance on measurement, derecognition, classification, interest and penalties,

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

accounting in interim periods, disclosure, and transition. The provisions of FIN No. 48 were effective for the Company in the first quarter of 2007. Adoption of FIN No. 48 did not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, rather it is applicable under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact that the adoption of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, or SFAS No. 159. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on its financial statements.

2.	Inventories

Inventories consist of the following:

	December 31,		March 31,
	2005	2006	2007
			(unaudited)
	(in thousands)

Component materials	$104	$221	$318
Finished systems	668	1,532	1,380

	$772	$1,753	$1,698

3.	Property and Equipment

Property and equipment consists of the following:

	December 31,		March 31,
	2005	2006	2007
			(unaudited)
	(in thousands)

Computer equipment	$235	$349	$391
Office furniture and equipment	1,583	2,384	2,904
Computer software	288	291	332
Leasehold improvements	30	33	439

	2,136	3,057	4,066
Accumulated depreciation and amortization	(1,251)	(1,998)	(2,251)

	$885	$1,059	$1,815

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Depreciation and amortization expense for the years ended December 31, 2004, 2005 and 2006 was $406,000, $661,000, and $747,000. Depreciation and amortization expense for the three months ended March 31, 2006 and 2007 was $175,000 and $253,000 (unaudited).

4.	Line of Credit

In November 2006, the Company entered into a line of credit agreement with a financial institution to provide maximum borrowings of $6.0 million through March 2008. The financial institution may demand payment on this line of credit at any time, whether or not an event of default has occurred. Borrowings under the line of credit are limited by a $1.4 million letter of credit securing a real estate lease obligation, reducing the availability on the line of credit to $4.6 million at December 31, 2006 and March 31, 2007 (unaudited). Payments of accrued interest are due on the first day of each month and one final payment of the remaining unpaid balance of principal and accrued interest is due March 2008. There were no borrowings outstanding under this line of credit as of December 31, 2006 and March 31, 2007 (unaudited). Interest is at an annual rate of 1% plus the bank’s rate of a 90-day certificate of deposit (effective rate of 5.96% at December 31, 2006 and 5.72% at March 31, 2007). The line of credit includes various covenants; however, there are no financial covenants. The Company was in compliance with all covenants for the year ended December 31, 2006 and the three months ended March 31, 2007 (unaudited). The Company has pledged a certificate of deposit as collateral under the line of credit in the event of default.

5.	Redeemable Convertible Preferred Stock and Preferred Stock

As of December 31, 2005 the Company had the following classes of redeemable convertible preferred stock:

•	Series A-1 redeemable convertible preferred stock; $0.001 par value, 19,309,990 authorized, issued, and outstanding.

•	Series A-2 redeemable convertible preferred stock; $0.001 par value, 10,261,977 shares authorized, issued and outstanding.

•	Series B redeemable convertible preferred stock; $0.001 par value, 12,357,886 shares authorized; 6,178,942 issued and outstanding.

As of December 31, 2006 and March 31, 2007 the Company had the following classes of convertible preferred stock:

•	Series A-1 preferred stock; $0.001 par value, 19,309,990 shares authorized, issued and outstanding.

•	Series A-2 preferred stock; $0.001 par value, 10,261,977 shares authorized, issued and outstanding.

•	Series B preferred stock; $0.001 par value, 12,357,886 shares authorized, issued and outstanding.

•	Series C preferred stock; $0.001 par value, 5,418,096 shares authorized, issued and outstanding.

During the year ended December 31, 2003, the Company completed a recapitalization. The Series A-1 redeemable convertible preferred stockholders surrendered to the Company 12,857,144 shares of Series A-1 redeemable convertible preferred stock and received in exchange an aggregate of 11,585,994 shares of new Series A-1 redeemable convertible preferred stock. During the year ended December 31, 2003, these Series A-1 redeemable convertible preferred stockholders also purchased 7,723,996 shares of the new series A-1 redeemable convertible preferred stock at a price of $0.7768 per share. Additionally, during the year ended December 31, 2003 the Company issued and sold 10,261,977 shares of its Series A-2 redeemable convertible preferred stock at a price of $0.81 per share. Costs associated with the Series A-1 and A-2 financings were $67,000. The Company was accreting the redeemable convertible preferred stock to the greater of original issuance or fair value over the original redemption period.

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2005, the Company amended its certificate of incorporation to authorize 12,357,886 shares of Series B redeemable convertible preferred stock. On April 7, 2005 and January 6, 2006, the Company issued and sold 6,178,942 and 6,178,944 shares, respectively, of Series B redeemable convertible preferred stock at a price of $1.2138 per share. Costs associated with the Series B financings were $90,000. The Company was accreting the redeemable convertible preferred stock to the greater of original issuance or fair value over the original redemption period.

On September 22, 2006 the Company amended its certificate of incorporation to authorize 5,418,096 shares of Series C preferred stock and remove the redemption provisions present in each of the Series A-1, A-2, and B financings. The Company was obligated, prior to the removal of this feature, to redeem the Series B preferred stock beginning on the earlier of July 12, 2009 or upon a material default, at the greater of its original issuance price plus declared but unpaid dividends or fair market value if 75% of the outstanding preferred stockholders voted to redeem. After the Series B preferred stock had been redeemed, the holders of at least 75% of Series A preferred stock could have voted to have their shares redeemed beginning on the earlier of July 12, 2009 or upon a material default, at the greater of its original issue price plus declared but unpaid dividends, or fair market value. As the redemption provision was removed, the Company recorded $6.3 million of accretion to adjust the Series A-1, A-2 and B issuances to the fair market value on the date the redemption feature was removed as the fair market value exceeded the face value on this date. The fair market value was determined by an independent third party valuation firm using the probability weighted expected return method. Additionally, as the redemption provision was removed the balances were reclassified from redeemable convertible preferred equity to stockholders’ equity (deficit).

On September 22, 2006, 5,418,096 shares of Series C preferred stock were issued and sold at a price of $2.7685 per share. Costs associated with the Series C financing were $119,000.

The holders of preferred stock may, at their option, convert at any time their shares of preferred stock into shares of common stock. The preferred stock converts to common on a 1-for-1 ratio. Each share of preferred stock will automatically be converted into shares of common stock if 70% of the shares of preferred stock, voting as a single class vote in favor of a conversion or if a public offering is closed at $8.31 or more per share and cash proceeds (net of underwriting discounts, commissions and expenses) to the Company of at least $30 million, in each case at the conversion rate on the date of the event.

The holders of preferred stock are entitled, on a pari passu basis, to receive cash dividends at the rate of 8.00% per year. These dividends are payable only when declared by the board of directors and are non-cumulative. In general, each share of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such share of preferred stock could be converted. At March 31, 2007, holders of preferred stock were entitled to 47,347,949 votes or 81% of the total votes (unaudited). Certain events specified in the Company’s certificate of incorporation require approval of the holders of at least 70% of the shares of preferred stock voting as one class, and other events require approval of the holders of at least 70% of the shares of Series C preferred stock. The Series B and C preferred stockholders have a liquidation preference senior to the Series A-1 and Series A-2 preferred stockholders.

6.	Stock-Based Compensation Plans

Under the Company’s stock option plan, as of December 31, 2006 and March 31, 2007 a total of 3,447,749 and 1,839,832 (unaudited) shares of common stock are reserved for future grants to eligible employees, directors, and outside consultants. The plan provides that grants of incentive stock options cannot be less than 100% and nonstatutory stock options cannot be less than 50% of the fair market value of the Company’s common stock on the date of grant. Options typically vest over a four-year period and expire within a maximum term of ten years from the date of grant. New common shares are issued upon exercise of stock options. Certain stock option agreements include early exercise provisions; however, the Company retains the right to repurchase any unvested shares.

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

A summary of option activity is as follows:

		Weighted
		Average
	Number	Exercise Price
	of Shares	Per Share

Balance at January 1, 2004	971,590	$0.075
Granted	236,000	0.080
Exercised	(96,969)	0.073
Cancelled	—	—

Balance at December 31, 2004	1,110,621	0.076
Granted	303,500	0.120
Exercised	(368,213)	0.074
Cancelled	(42,949)	0.089

Balance at December 31, 2005	1,002,959	0.073
Granted	2,577,499	0.163
Exercised	(1,189,262)	0.109
Cancelled	(38,156)	0.102

Balance at December 31, 2006	2,353,040	0.153
Granted (unaudited)	1,619,167	0.500
Exercised (unaudited)	(970,433)	0.390
Cancelled (unaudited)	(11,251)	0.116

Balance at March 31, 2007 (unaudited)	2,990,523	$0.268

Options exercisable at December 31, 2004	202,059	$0.076

Options exercisable at December 31, 2005	418,179	$0.077

Options exercisable at December 31, 2006	335,921	$0.087

Options exercisable at March 31, 2007 (unaudited)	268,534	$0.094

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2006:

	Options Outstanding				Options Exercisable
		Weighted-	Weighted-			Weighted-
		Average	Average			Average	Weighted-
Range of		Remaining	Exercise	Aggregate		Remaining	Average	Aggregate
Exercise	Number	Contractual	Price Per	Intrinsic	Number	Contractual	Exercise	Intrinsic
Price	Outstanding	Life	Share	Value	Exercisable	Life	Price	Value

$0.07 - $0.08	417,541	7.44	$0.055	$175,897	264,003	6.76	$0.078	$107,908
$0.12	1,656,349	9.25	0.119	629,470	71,918	8.72	0.120	24,522
$0.50	279,150	9.83	0.500	—	—	—	—	—

	2,353,040	9.00	$0.153	$805,367	335,921	7.16	$0.087	$132,430

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Certain stock options granted under the plan provide the employee option holder the right to elect to early exercise unvested options in exchange for shares of restricted common stock. The restrictions on such common stock lapse over a time frame similar to how the original underlying options vested. The Company has a right to repurchase any unvested restricted shares at the original exercise price in the event the respective optionee’s employment is terminated either voluntarily or involuntarily. This right usually lapses 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter. There were 870,000 and 764,167 shares of unvested restricted stock at December 31, 2006 and March 31, 2007 (unaudited). In accordance with SFAS No. 123(R), the cash received from employees for early exercise of unvested options is treated as a refundable deposit and is recorded as a liability in the Company’s financial statements. As of December 31, 2006 and March 31, 2007, cash received for early exercise of options totaled $104,000 and $364,000, respectively.

During the three months ended March 31, 2007, the Company purchased 704,167 unvested shares of restricted stock at a price of $0.50 per share, which was above the original exercise price of $0.12 per share. The Company also issued new option agreements to purchase the same number of shares at an exercise price of $0.50 per share. These transactions resulted in substance to be a modification of the original award. In accordance with SFAS No. 123(R), the Company fair valued the original award just before the modification and the new award just after the modification using the Black Scholes methodology. It was determined that the fair value of the new awards was greater than the value of the original awards, as modified. In addition, a settlement of the original awards was deemed to have occurred. The Company recorded compensation expense of $120,000 representing the additional value of the new awards and a settlement charge of $116,000 related to the original awards, as modified. The employees immediately early exercised their right to purchase restricted shares under the new option awards.

A summary of non-vested shares of restricted common stock is as follows:

Number of
Shares

Balance at January 1, 2005	—
Stock options exercised for unvested restricted shares	870,000

Balance at December 31, 2006	870,000
Stock options exercised for unvested restricted shares	804,167
Vested	(205,833)
Repurchased	(704,167)

Balance at March 31, 2007 (unaudited)	764,167

7.	Net Loss Per Common Share and Pro Forma Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of vested shares of common stock outstanding during the period. Diluted net loss per common share is computed giving effect to all potential dilutive common shares, including stock options, convertible preferred stock, and common stock with vesting restrictions.

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original date of issuance.

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of net loss per share:

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)

Net loss attributable to common stockholders	$(11,422)	$(9,158)	$(13,154)	$(1,949)	$(2,130)
Weighted average common shares outstanding	9,448	9,743	10,396	9,916	11,234
Weighted average common shares with vesting restrictions	—	—	(389)	—	(953)

Weighted average common shares used in computing net loss per share, basic and diluted	9,448	9,743	10,007	9,916	10,281

Net loss per common share, basic and diluted	$(1.21)	$(0.94)	$(1.31)	$(0.20)	$(0.21)

Basic and diluted weighted average shares used above			10,007		10,281
Pro forma adjustments to reflect assumed conversion of convertible preferred stock (unaudited)			47,348		47,348

Shares used in computing pro forma net loss per common share (unaudited)			57,355		57,629

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.23)		$(0.04)

The following outstanding options, common stock with vesting restrictions and convertible preferred stock were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an anti-dilutive effect:

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)

Options to purchase common stock	1,111	1,003	2,353	1,621	2,991
Common stock with vesting restrictions	—	—	870	—	764
Convertible preferred stock (as converted)	29,572	35,751	47,348	41,930	47,348

8.	Defined Contribution Plan

The Company sponsors a defined contribution employee retirement plan, or 401(k) plan, for its employees. The 401(k) plan provides that each participant may contribute pre tax compensation up to the statutory limit allowable. Under the 401(k) plan, each participant is fully vested in their deferred salary contributions, including any matching contributions by the Company, when contributed. Matching contributions by the Company are discretionary. No matching contributions were made by the Company during the years ended December 31, 2004, 2005, and 2006 and for the three months ended March 31, 2006 and 2007 (unaudited).

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

9.	Income Taxes

The Company recorded no income tax expense or benefit for the years ended December 31, 2004, 2005 and 2006. A reconciliation of income tax expense computed at the United States statutory rate to the effective income tax rate is as follows:

	Year Ended December 31,
	2004	2005	2006

Statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal benefits	(3.0)%	(3.0)%	(3.0)%
Impact of change in valuation allowance	37.0%	37.0%	37.0%

Total	—%	—%	—%

The Company has incurred net operating losses since inception, but has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset are as follows:

	As of
	December 31,
	2005	2006
	(in thousands)

Current deferred income tax assets:
Accounts receivable	$114	$160
Vacation accrual	81	119
Other	55	115

	250	394
Long term deferred income tax assets:
Deferred revenue	211	266
Net operating loss carryforward	10,136	12,401

	10,347	12,667
Long term deferred income tax liabilities:
Prepaid expenses	81	85
Depreciation	44	25

	125	110

Total net deferred income taxes	10,472	12,951
Valuation allowance	(10,472)	(12,951)

Total	$—	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of projected future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will not realize the

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

benefits of these deductible differences. Accordingly, the Company has provided a valuation allowance against the deferred tax assets as of December 31, 2005 and 2006 and March 31, 2007.

As of December 31, 2005 and 2006, the Company had Federal tax net operating loss carryforwards of approximately $28.0 million and $34.0 million, respectively, which will be available to offset earnings during the carryforward period. If not used, these carryforwards begin to expire in 2021. In addition, changes in ownership could put limitations on the availability of the net operating loss carryforwards.

10.	Commitments and Contingencies

Leases

The Company leases office space under an operating lease which expires in September 2010. The lease agreement allows for an option to terminate as of June 30, 2008, which the Company elected during fiscal 2006. The Company is responsible for rent under the lease through June 2008 and will be responsible for a rent termination fee of approximately $100,000. In November 2006, the Company signed a new lease agreement for a different facility which it occupied starting in March 2007.

The Company also leases certain equipment under operating leases which have varying terms and conditions.

Future minimum rentals under these leases as of December 31, 2006 are as follows:

(in thousands)

Year Ended December 31,
2007	$625
2008	800
2009	837
2010	866
2011	892
Thereafter	2,026

$6,046

Rent expense related to these operating leases for the years ended December 31, 2004, 2005 and 2006 was $221,000, $212,000, and $396,000. Rent expense for the three months ended March 31, 2006 and 2007 was $73,000 and $115,000 (unaudited).

Indemnification Obligations

The Company has agreements with its channel partners and end users, which generally include certain provisions for indemnifying the channel partners and end users against liabilities if its products infringe a third party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnification provisions and has not accrued any liabilities related to such obligations in its financial statements.

As permitted under Delaware law and to the maximum extent allowable under that law, the Company has certain obligations to indemnify its executive officers, directors and may indemnify other employees for certain events or occurrences while the executive officer, director or employee is or was serving at its request in such capacity. These indemnification obligations are valid as long as the executive officer, director or employee acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The maximum potential amount of future payments the Company could be required to make under these

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

indemnification obligations is unlimited; however, the Company has a director and officer insurance policy that mitigates its exposure and generally enables the Company to recover a portion of any future amounts paid.

12.	Segment and Geographic Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company operates in one reportable industry segment: the design, marketing, and technical support of enterprise class network storage solutions. The Company’s chief operating decision maker is the Company’s chief executive officer. The Company’s chief executive officer reviews financial information, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance.

The following table is based on the geographic location of the channel partner or end user who purchased the Company’s products. For sales to channel partners, their geographic location may be different from the geographic locations of the end user. Historically, channel partners located in the United States have generally sold the Company’s products to end users located in the United States. Total revenue by geographic region was as follows:

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Revenue
United States	$3,889	$9,602	$22,222	$3,214	$8,194
International	—	309	1,111	36	667

Total	$3,889	$9,911	$23,333	$3,250	$8,861

The Company does not hold any long-lived assets outside of the United States as of December 31, 2005 and 2006, and March 31, 2007 (unaudited).

COMPELLENT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

13.	Selected Quarterly Financial Data (Unaudited)

				Net Loss	Net Loss Per
				Attributable	Common
		Loss from		to Common	Share, Basic
	Revenue	Operations	Net Loss	Stockholders	& Diluted
	(in thousands, except per share amounts)

2005
First Quarter	$1,253	$(3,030)	$(3,014)	$(3,019)	$(0.31)
Second Quarter	3,044	(2,544)	(2,492)	(2,501)	(0.26)
Third Quarter	2,642	(1,634)	(1,591)	(1,600)	(0.16)
Fourth Quarter	2,972	(2,056)	(2,029)	(2,038)	(0.21)
2006
First Quarter	$3,250	$(2,019)	$(1,940)	$(1,949)	$(0.20)
Second Quarter	6,212	(1,508)	(1,451)	(1,462)	(0.15)
Third Quarter	6,333	(1,504)	(1,443)	(7,753)	(0.78)
Fourth Quarter	7,538	(2,109)	(1,990)	(1,990)	(0.20)
2007
First Quarter	$8,861	$(2,353)	$(2,130)	$(2,130)	$(0.21)

Net loss per common share (basic and diluted) for each quarter is required to be computed independently. Accordingly, the sum of the quarterly net loss per common share (basic and diluted) calculation does not equal the total year net loss per common share (basic and diluted).

During the third quarter of 2006 the Company recorded $6.3 million of accretion to adjust its Series A-1, A-2 and B redeemable convertible preferred stock to fair market value. See Note 5.

14.	Legal Matters

The Company is from time to time subject to various legal proceedings arising in the ordinary course of business. There are no matters as of December 31, 2006 or March 31, 2007 (unaudited) that, in the opinion of management, might have a material adverse effect on the Company’s financial position, results of operations or cash flows.

COMPELLENT TECHNOLOGIES, INC.
SCHEDULE II

Valuation and Qualifying Accounts

		Charged to
	Balance at	Revenue,		Balance at
	Beginning	Cost, or		End of
Description	of Period	Expenses	Deductions	Period
	(in thousands)

Reserves deducted from asset to which it applies:
Year ended December 31, 2006 Accounts receivable allowance	$310	$120	$—	$430
Year ended December 31, 2005 Accounts receivable allowance	—	310	—	310
Year ended December 31, 2004 Accounts receivable allowance	—	—	—	—

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and The NASDAQ Global Market filing fee.

Amount to be
Paid

SEC registration fee	$1,842
NASD filing fee	6,500
NASDAQ Global Market filing fee	150,000
Blue sky qualification fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*

Total	$ *

*	To be provided by amendment.

ITEM 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Compellent or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

ITEM 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since our inception through March 31, 2007:

(1) Since inception through March 31, 2007, we granted stock options to purchase 6,124,666 shares of common stock to employees, consultants and directors pursuant to its 2002 Stock Option Plan. Of these options, 107,355 shares have been cancelled without being exercised, 3,026,788 have been exercised of which 704,167 shares have been repurchased and 2,990,523 remain outstanding.

(2) In March 2002, we issued an aggregate of 9,000,000 shares of our common stock to three founders, at $0.001 per share, for an aggregate purchase price of $9,000.

(3) In July 2002, we issued an aggregate of 12,857,144 shares of our Series A-1 preferred stock to six accredited investors, at $0.70 per share, for an aggregate purchase price of $9.0 million.

(4) In June 2003, we issued an aggregate of 19,309,990 shares of our Series A-1 preferred stock to six accredited investors in exchange for the 12,857,144 shares of previously issued Series A-1 preferred stock for an aggregate of 11,585,994 shares of newly issued Series A-1 preferred stock, and the purchase of an aggregate of 7,723,996 shares of newly issued Series A-1 preferred stock, at $0.7768 per share, for an aggregate purchase price of $6.0 million.

(5) In June 2003, we issued an aggregate of 10,261,977 shares of our Series A-2 preferred stock to six accredited investors, at $0.81 per share, for an aggregate purchase price of $8.3 million.

(6) In April 2005, we issued an aggregate of 6,178,942 shares of our Series B preferred stock to 11 accredited investors, at $1.2138 per share, for an aggregate purchase price of $7.5 million.

(7) In January 2006, we issued an aggregate of 6,178,944 shares of our Series B preferred stock to 11 accredited investors, at $1.2138 per share, for an aggregate purchase price of $7.5 million.

(8) In September 2006, we issued an aggregate of 5,418,096 shares of our Series C preferred stock to 12 accredited investors, at $2.7685 per share, for an aggregate purchase price of $15.0 million.

(9) In February 2007, we issued an aggregate of 36,232 shares of our common stock to a consultant, in exchange for services rendered.

The offers, sales and issuances of the securities described in Item 15(1) and (2) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales, and issuances of the securities described in Items 15(3) through 15(9) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit
Number		Description of Document

1	.1†	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation of Compellent, dated September 22, 2006, currently in effect.
3.2		Form of Amended and Restated Certificate of Incorporation of Compellent to be effective upon the closing of this offering.
3.3		Bylaws of Compellent, currently in effect.
3.4		Form of Amended and Restated Bylaws of Compellent to be effective upon the closing of this offering.
4.1		Reference is made to exhibits 3.1 through 3.4.
4	.2†	Specimen Common Stock Certificate.
5	.1†	Opinion of Cooley Godward Kronish llp.
10.1		Amended and Restated Investor Rights Agreement, dated September 22, 2006, between Compellent and certain of its stockholders.
10	.2†	Form of Indemnity Agreement for directors and officers.
10.3		2002 Stock Option Plan, as amended.
10.4		Form of Option Agreement under 2002 Stock Option Plan.
10	.5†	2007 Equity Incentive Plan.
10	.6†	Form of Option Agreement and Form of Option Grant Notice under 2007 Equity Incentive Plan.
10	.7†	Form of Option Agreement and Form of Option Grant Notice for Non-Employee Directors under 2007 Equity Incentive Plan.
10	.8†	2007 Employee Stock Purchase Plan.
10	.9†	Employment Agreement, by and between Compellent and Philip E. Soran, dated July 12, 2002.
10	.10†	Employment Agreement, by and between Compellent and John P. Guider, dated July 12, 2002.
10	.11†	Employment Agreement, by and between Compellent and Lawrence E. Aszmann, dated July 12, 2002.
10	.12†	Offer Letter, by and between Compellent and Dennis R. Johnson, dated April 16, 2003.
10.13		Separation Agreement and General Release, by and between Compellent and Sue Suter, dated March 30, 2006.
10.14		Lease Agreement, by and between Compellent and Liberty Property Limited Partnership, dated November 15, 2006, as amended.
10	.15†	Non-Employee Director Compensation Arrangements.
10	.16†	2006 Management Incentive Plan.
10	.17†	2007 Management Incentive Plan.
23.1		Consent of Grant Thornton LLP, Independent Public Registered Accounting Firm.
23	.2†	Consent of Cooley Godward Kronish llp. Reference is made to Exhibit 5.1.
24.1		Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota, on the 2nd day of July, 2007.

Compellent Technologies, Inc.

By:	/s/ Philip E. Soran
Philip E. Soran
Chairman, President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Philip E. Soran and John R. Judd, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Philip E. Soran Philip E. Soran	Chairman, President and Chief Executive Officer (Principal Executive Officer)	July 2, 2007

/s/ John R. Judd John R. Judd	Chief Financial Officer (Principal Financial and Accounting Officer)	July 2, 2007

/s/ John P. Guider John P. Guider	Director and Chief Operating Officer	July 2, 2007

/s/ Charles Beeler Charles Beeler	Director	July 2, 2007

/s/ Andrew Healey Andrew Healey	Director	July 2, 2007

Signature	Title	Date

/s/ Neel Sarkar Neel Sarkar	Director	July 2, 2007

/s/ David Spreng David Spreng	Director	July 2, 2007

/s/ Sven A. Wehrwein Sven A. Wehrwein	Director	July 2, 2007

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1†	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation of Compellent, dated September 22, 2006, currently in effect.
3.2		Form of Amended and Restated Certificate of Incorporation of Compellent to be effective upon the closing of this offering.
3.3		Bylaws of Compellent, currently in effect.
3.4		Form of Amended and Restated Bylaws of Compellent to be effective upon the closing of this offering.
4.1		Reference is made to exhibits 3.1 through 3.4.
4	.2†	Specimen Common Stock Certificate.
5	.1†	Opinion of Cooley Godward Kronish llp.
10.1		Amended and Restated Investor Rights Agreement, dated September 22, 2006, between Compellent and certain of its stockholders.
10	.2†	Form of Indemnity Agreement for directors and officers.
10.3		2002 Stock Option Plan, as amended.
10.4		Form of Option Agreement under 2002 Stock Option Plan.
10	.5†	2007 Equity Incentive Plan.
10	.6†	Form of Option Agreement and Form of Option Grant Notice under 2007 Equity Incentive Plan.
10	.7†	Form of Option Agreement and Form of Option Grant Notice for Non-Employee Directors under 2007 Equity Incentive Plan.
10	.8†	2007 Employee Stock Purchase Plan.
10	.9†	Employment Agreement, by and between Compellent and Philip E. Soran, dated July 12, 2002.
10	.10†	Employment Agreement, by and between Compellent and John P. Guider, dated July 12, 2002.
10	.11†	Employment Agreement, by and between Compellent and Lawrence E. Aszmann, dated July 12, 2002.
10	.12†	Offer Letter, by and between Compellent and Dennis R. Johnson, dated April 16, 2003.
10.13		Separation Agreement and General Release, by and between Compellent and Sue Suter, dated March 30, 2006.
10.14		Lease Agreement, by and between Compellent and Liberty Property Limited Partnership, dated November 15, 2006, as amended.
10	.15†	Non-Employee Director Compensation Arrangements.
10	.16†	2006 Management Incentive Plan.
10	.17†	2007 Management Incentive Plan.
23.1		Consent of Grant Thornton LLP, Independent Public Registered Accounting Firm.
23	.2†	Consent of Cooley Godward Kronish llp. Reference is made to Exhibit 5.1.
24.1		Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.